UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

or

RANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number: 333-107002

MANAS PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**91-1918324**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Bahnhofstrasse 9, 6341 Baar, Switzerland
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code **+41 (44) 718 10 30**

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Nil	N/A

Securities registered pursuant to Section 12(g) of the Act

Common Stock, par value $0.001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]		Accelerated filer [ ]
Non-accelerated filer [ ]	(Do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes [ ] No [X]**

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

As of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was approximately $42,141,367, based on the closing price (last sale of the day) for the registrant's common stock on the OTC Bulletin Board on June 30, 2011 of $0.32 per share.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. **As of March 27, 2012, there were 172,467,292, shares of the registrant's common stock issued and outstanding.**

DOCUMENTS INCORPORATED BY REFERENCE

Not Applicable

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This annual report contains forward-looking statements. Forward-looking statements are statements that relate to future events or future financial performance. In some cases, you can identify forward-looking statements by the use of terminology such as "may", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "project", "predict", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements speak only as of the date of this annual report. Examples of forward-looking statements made in this annual report include statements pertaining to, among other things:

- management's assessment that our company is a going concern;
- planned use of the net proceeds from our public offering;
- the quantity of potential natural gas and crude oil resources;
- potential natural gas and crude oil production levels;
- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for natural gas and crude oil;
- our need for, and our ability to raise, capital; and
- treatment under governmental regulatory regimes and tax laws.

The material assumptions supporting these forward-looking statements include, among other things:

- our monthly burn rate of approximately $331,000 for our operating costs;
- our ability to obtain any necessary financing on acceptable terms;
- timing and amount of capital expenditures;
- our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner to carry out exploration activities;
- our venture partners' successful and timely performance of their obligations with respect to the exploration programs in which we are involved;
- retention of skilled personnel;
- the timely receipt of required regulatory approvals;
- continuation of current tax and regulatory regimes;
- current exchange and interest rates; and
- general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

- our ability to establish or find resources or reserves;
- our need for, and our ability to raise, capital;
- volatility in market prices for natural gas and crude oil;
- liabilities inherent in natural gas and crude oil operations;
- uncertainties associated with estimating natural gas and crude oil resources or reserves;
- competition for, among other things, capital, resources, undeveloped lands and skilled personnel;
- political instability or changes of law in the countries we operate and the risk of terrorist attacks;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- other factors discussed under the section entitled "Risk Factors" beginning on page 17 of this annual report.

These risks, as well as risks that we cannot currently anticipate, could cause our company's or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", and "our" refer to Manas Petroleum Corporation, its wholly-owned subsidiaries DWM Petroleum AG, a Swiss company, DWM Energy AG (formerly Manas Petroleum AG), a Swiss company, Manas Energia Chile Limitada, a Chilean company, Manas Petroleum of Chile Corporation, a Canadian company, and Manas Management Services Ltd., a Bahamian company, and its partially owned subsidiaries CJSC Somon Oil Company, a Tajikistan company, Gobi Energy Partners GmbH, a Swiss company, and Gobi Energy Partners LLC, a Mongolian company, and its 25% ownership interest in CJSC South Petroleum Company, a Kyrgyz company and its 31.7% ownership interest in Petromanas Energy Inc., a British Columbia company listed on the TSX Venture Exchange in Canada (TSXV: PMI), as the context may require.

Organizational Structure

The following chart reflects our current organizational structure:



Manas Petroleum Corporation
(USA)
DWM Petroleum AG
(Switzerland)
DWM Energy AG
(Switzerland)
Manas Management Service Ltd.
(Bahamas)
Petromanas
Energy Inc.
(Canada)
CJSC South
Petroleum
Company
(Kyrgyzstan)
CJSC Somon Oil
Company
(Tajikistan)
Gobi Energy
Partners GmbH
(Switzerland)
Petromanas
Albania GmbH
(Switzerland)
Gobi Energy
Partners LLC
(Mongolia)
Petromanas
Albania GmbH
(Albania)

*We are in the process of restructuring our organization. Currently, Gobi Energy Partners GmbH holds record title to 100% of our project in Mongolia and DWM Petroleum owns 100% of Gobi Energy Partners GmbH, but 26% of the beneficial interest in the shares of Gobi Energy Partners GmbH are held in trust for others (8% is held in trust for each of two investor groups and 10% is held in trust for Shunkhlai Group LLC, a Mongolian oil and gas company). After restructuring, DWM Petroleum AG is to hold 74% of Gobi Energy Partners GmbH.

On November 1, 2011, we transferred the shares of Manas Petroleum of Chile Corporation, a dormant British Columbia subsidiary, to a member of our board at no cost. This company had no business, assets or liabilities and we transferred it in order to prevent the costs of winding it up.

Our Current Business

We are in the business of exploring for oil and gas, primarily in Central and East Asia. If we discover sufficient reserves of oil or gas, we intend to exploit them. Although we are currently focused primarily on projects located in certain geographic regions, we remain open to attractive opportunities in other areas. We do not have any known reserves on any of our properties.

We carry out our operations both directly and through participation in ventures with other oil and gas companies. We are actively involved in projects in Mongolia and Tajikistan. In addition, we own shares of Petromanas Energy Inc., which is involved in oil and gas activities in Albania, and shares of CJSC South Petroleum Company, which is involved in a project in the Kyrgyz Republic.

Our executive offices are located in Switzerland.

Gobi Energy Partners LLC, a subsidiary of Gobi Energy Partners GmbH, operates a Mongolian oil and gas project owned by Gobi Energy Partners GmbH. This project consists of exploration licenses covering two blocks containing an aggregate of over 20,000 km^2 (almost five million acres). This project is described in detail at page 5, below, under the heading *"Mongolia"*.

DWM Petroleum owns 25% of CJSC South Petroleum Company ("South Petroleum Company"), a closed joint stock company formed in the Kyrgyz Republic. Santos International Holding Pty Ltd., a subsidiary of Santos Ltd. (ASX: STO) owns 70% of South Petroleum Company and a Kyrgyz government entity, Kyrgyzneftgaz, owns the remaining five percent. South Petroleum Company holds four oil and gas exploration licenses located in the Kyrgyz Republic. Pursuant to a farm-in agreement dated October 4, 2006, as amended, Santos International Holding Pty Ltd. operates the exploration project being conducted on these four licenses. This project is described in detail at page 11, below, under the heading *"Kyrgyz Republic"*.

DWM Petroleum also owns 90% of CJSC Somon Oil Company ("Somon Oil"), a closed joint stock company formed in Tajikistan. Somon Oil Company owns two oil and gas exploration licenses located in Tajikistan. Pursuant to an option agreement dated December 10, 2007, Santos International Ventures Pty Ltd., another subsidiary of Santos Limited, has the right to farm in to a 70% interest on these two licenses and it is currently funding our oil and gas activities in Tajikistan. This project is described in detail at page 9, below, under the heading "*Tajikistan*".

Manas Management Services Ltd., a wholly-owned Bahamian subsidiary of our company, owns 99% of Manas Energia Chile Limitada which, in turn, was one of the parties to a farm-out agreement in respect of a project located in Chile. In January 2010, we signed an agreement to transfer our interest in this Chilean project and on April 14, 2011, we transferred all our rights, interests and obligations in the project to Methanex and Wintershall. The Chilean Minister of Energy authorized this transfer on April 28, 2011. The cash payment for the transfer of the Company's interest in the Chilean project of $72,000 was received on September 23, 2011 from the new owners. Financial implications of this disposal are discussed in Note 18, "Discontinued Operations", to our financial statements.

DWM Petroleum owns approximately 31.7 % of the issued common shares of Petromanas Energy Inc. (TSXV: PMI), a British Columbia public company formerly known as WWI Resources Ltd. DWM Petroleum acquired its equity interest in Petromanas Energy in exchange for all of the issued shares of Petromanas Albania GmbH (formerly known as Manas Adriatic GmbH) in a transaction that closed on February 24, 2010. Petromanas Albania owns three onshore oil and gas production sharing contracts containing six oil and gas licenses located in Albania. Prior to February 24, 2010, DWM Petroleum owned all of the issued and outstanding shares of Petromanas Albania.

Finally, we own 100% of DWM Energy AG (formerly Manas Petroleum AG), a Swiss registered company based in Baar, Switzerland and incorporated on August 29, 2007. We intend to use this company to consolidate properties at a later stage of our business development.

The Albania Transaction

On November 19, 2009, we entered into an arm's length letter of intent with Petromanas Energy Inc. (formerly WWI Resources Ltd.), a Canadian public company whose common shares are listed on the Canadian TSX Venture Exchange, pursuant to which we agreed to sell our Albanian project in exchange for cash and common shares of Petromanas Energy Inc.

On December 7, 2009, DWM Petroleum AG formed Petromanas Albania GmbH (formerly known as Manas Adriatic GmbH), a Swiss company, and thereafter DWM Petroleum AG transferred title to our Albanian project to Petromanas Albania GmbH. Also in December of 2009, Petromanas Energy Inc. advanced $917,723 to Petromanas Albania GmbH for use by Petromanas Albania GmbH and our company as working capital until the parties could complete the transaction.

On February 24, 2010, we completed the sale of all of the issued and outstanding shares of Petromanas Albania GmbH to Petromanas Energy Inc. pursuant to a share purchase agreement dated February 12, 2010.

As consideration for these shares, DWM Petroleum AG received CAD$2,000,000 ($1,937,396) in cash on March 3, 2010, $350,000 on May 17, 2010 for compensation of operational expenses in Albania for January and February 2010 and 100,000,000 Petromanas Energy Inc. common shares in addition to the $917,723 advanced from Petromanas Energy Inc. in December 2009. Pursuant to the share purchase agreement, DWM Petroleum AG will be entitled to receive an aggregate of up to an additional 150,000,000 Petromanas Energy Inc. common shares as follows:

- 100,000,000 Petromanas Energy Inc. common shares upon completion of the first well on the Albanian project by Petromanas Albania GmbH, or on the date that is 16 months after the closing date, whichever occurs first;

- 25,000,000 Petromanas Energy Inc. common shares if, on or before the tenth anniversary of the closing date, Petromanas Albania GmbH receives a report prepared pursuant to Canada's National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, confirming that the Albanian project has 2P reserves of not less than 50,000,000 barrels of oil (BOE); and

- if, on or before the tenth anniversary of the closing date, Petromanas Albania GmbH receives a report prepared pursuant to Canada's National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, confirming that the Albanian project has 2P reserves in excess of 50,000,000 BOEs, then for each 50,000,000 BOEs over and above 50,000,000 BOEs, Petromanas Energy Inc. will be required to issue 500,000 Petromanas Energy Inc. common shares to DWM Petroleum AG to a maximum of 25,000,000 Petromanas Energy Inc. common shares.

In addition, at closing Petromanas Energy Inc. funded Petromanas Albania GmbH with $8,500,000 to enable Petromanas Albania GmbH to repay advances made by DWM Petroleum AG and its predecessors in respect of the Albanian project.

At closing, WWI Resources Ltd. changed its name to Petromanas Energy Inc. (TSXV: PMI.V) and it appointed to its six member board of directors three directors nominated by our company (Michael J. Velletta, Heinz Scholz and Peter-Mark Vogel). In addition, and also at closing, the board of directors of Petromanas Energy Inc. appointed Erik Herlyn (our Chief Executive Officer at that time) and Ari Muljana (our Chief Financial Officer) as the Chief Executive Officer and Chief Financial Officer, respectively, of Petromanas Energy Inc. Effective July 15, 2010, Mr. Herlyn resigned as the Chief Executive Officer of Petromanas Energy Inc. Mr. Herlyn also resigned as our President, Chief Executive Officer and Secretary on July 15, 2010. Effective August 31, 2010, Mr. Muljana resigned as the Chief Financial Officer of Petromanas Energy Inc. Effective February 24, 2010, Petromanas Energy Inc. and Petromanas Albania GmbH assumed the responsibility for rent and maintenance of our branch office in Albania.

Contemporaneously with the completion of its purchase of Petromanas Albania GmbH, Petromanas Energy Inc. completed a private placement offering in which it sold 100,000,000 of its common shares for gross proceeds of CDN$25,000,000 (approximately $25,025,000). After adjustment for the 100,000,000 common shares issued to DWM Petroleum AG at the completion of the sale of Petromanas Albania GmbH and the 100,000,000 common shares issued in this private placement, Petromanas Energy Inc. had 328,231,466 common shares issued and outstanding, of which DWM Petroleum AG owned 100,000,000, or approximately 30.47% at that time.

On May 25, 2010, Petromanas Energy Inc., Petromanas Albania GmbH and DWM Petroleum AG amended the share purchase agreement entered into on February 12, 2010 to accelerate the release of these additional 100,000,000 common shares of Petromanas Energy Inc. to May 26, 2010. Petromanas Energy Inc. has issued to DWM Petroleum AG these additional 100,000,000 common shares of Petromanas Energy Inc., and DWM Petroleum AG now has ownership and control over 200,000,000 common shares of Petromanas Energy Inc., which represents approximately 31.7% of the issued and outstanding common shares of Petromanas Energy Inc., and the right to acquire a further 50,000,000 common shares of Petromanas Energy Inc. On December 14, 2010, Manas Adriatic GmbH changed its name to Petromanas Albania GmbH.

Overview of Our Projects

The following is a brief description of each of our current projects:

Mongolia

Gobi Energy Partners GmbH, a Swiss subsidiary of DWM Petroleum AG, owns record title to the exploration licenses for Blocks XIII and XIV. DWM Petroleum holds 16% of the beneficial ownership interest in Gobi Energy Partners GmbH in trust for two investor groups (each as to eight percent) and a further ten percent interest in trust for Shunkhlai Group LLC's subsidiary, Wit Alliance Limited. Gobi Energy Partners LLC, a wholly-owned Mongolian subsidiary of Gobi Energy Partners GmbH, is the operator of the oil and gas project on Blocks 13 and 14.

Blocks XIII and XIV cover an aggregate of over 20,000 km^2 (almost five million acres) of land located on Mongolia's southern border in the central part of the East Gobi Rift oil and gas basin in southeastern Mongolia. Block XIII, also known as Tsagaan-Els, contains 11,590 km^2 (2,863,951 acres) and Block XIV, also known as Zuunbayan, contains 8,731 km^2 (2,157,477 acres). DWM Petroleum AG entered into production sharing contracts for these two blocks with the Mongolian government. These production sharing contracts, dated April 21, 2009, provide for a five-year exploration period (with two optional six month extensions allowed) that began on April 21, 2009, and a twenty-year exploitation period (with two five year extensions allowed). On May 31, 2011, these two production sharing contracts were assigned to Gobi Energy Partners GmbH as part of a restructuring.

The location of these blocks is set out in the map below:



Exploration blocks
II
III
IV
V
VI
VII
VIII
IX
X north
X south
XI
XV
XVI
XX
XXVI
Fields:
Tsagaan-Els
Zuunbayan
Gobi Energy Partners GmbH Blocks

The ten percent interest in Gobi Energy Partners GmbH that we hold in trust for Shunkhlai Group LLC results from a joint venture agreement with Shunkhlai Group LLC dated July 1, 2008 and the subsequent provision of advisory and consulting services to our company in the negotiation of the production sharing agreements for the two Blocks. On November 5, 2010, we entered into a cooperation agreement with Shunkhlai Group LLC pursuant to which we cancelled the July, 2008 joint venture agreement and agreed to that Shunkhlai Group LLC would own ten percent of Gobi Energy Partners GmbH after we restructured ownership of Blocks XIII and XIV. The cooperation agreement contemplates that Shunkhlai Group LLC will continue to provide consulting services to us on an ongoing basis and that we will issue ten percent of the total issued and outstanding common shares of Gobi Energy Partners GmbH to Wit Alliance Limited, a subsidiary of Shunkhlai Group LLC. We expect that these shares of Gobi Energy Partners GmbH will be subject to a unanimous shareholders' agreement which will set out the rights and obligations of the shareholders, including restrictions on share transfers.

In our November 5, 2010 cooperation agreement with Shunkhlai Group LLC, we agreed to pay all of the exploration and overhead expenses contemplated in the work program and budget agreed upon between the parties during a five-year exploration period consisting of a first phase of one year, a second phase of two years and a third phase of two years. In the event of a commercial discovery, trade sale and/or a corporate market transaction, Shunkhlai Group LLC/Wit Alliance Limited has agreed to repay its proportionate share (10%) of exploration and overhead expenses incurred during phases 2 and 3, together with interest at a rate of eight percent per annum, provided, however, that we have agreed not to charge interest during 2010. Also, if Shunkhlai Group LLC or Wit Alliance Limited transfers its interest in Gobi Energy Partners GmbH to a third party, or if there is a change in control of Shunkhlai Group LLC or Wit Alliance Limited, Shunkhlai Group LLC will be required to repay its proportionate share of exploration and overhead expenses incurred during phases 2 and 3 together with all accrued interest.

The financial and work commitment of each production sharing contract for Blocks 13 and 14 is as follows:

Period	Contract Year	THE WORK PLAN	Cost	Investment per year (USD)
I	1	Collection and processing of geological data	150,000	
		Reconnaissance of work of the block, 4000 km	40,000	
		Geological mapping 500 km^2	50,000	
		Geological mapping 100 km^2	30,000	
		Geologic structural sections 400 km	140,000	
		Lithologic-stratigraphical sections 1900m	95,000	
		Paleontologic stratigraphical works	40,000	
		Sampling 300	15,000	
		Laboratory analytical works	35,000	
		Data processing	30,000	625,000
II	2	Geological mapping 850 km^2	85,000	
		Geological mapping 400 km^2	120,000	
		Lithologic-stratigraphical sections 3200m	160,000	
		Paleontologic stratigraphical works	80,000	
		Sampling 800	40,000	
		Laboratory analytical works	75,000	
		Data processing	55,000	825,000
	3	Data processing	15,000	
		Topographic geodesic works	50,000	
		Exploration seismology 2D, 200 km	1,600,000	
		Exploration seismology 3D, 5 km	75,000	1,740,000
III	4	Data processing	40,000	
		Topographic geodesic works	20,000	
		Exploration seismology 2D, 100 km	800,000	
		Exploration seismology 3D, 20 km	300,000	
		Preparation to drilling, well 1	30,000	
		Well drilling, 1 well	2,870,000	
		Log survey, 1 well	300,000	4,360,000
III	5	Data processing	50,000	
		Preparation to drilling, well 2	60,000	
		Well drilling, 2 well	5,740,000	
		Log survey, 1 well	600,000	
		Well test, 3 well	450,000	6,900,000
		TOTAL		**14,450,000**

There are no known reserves on either block. The primary exploration targets are anticipated to be sandstone reservoirs located between 425 meters (about 1,400 feet) and 2,500 meters (about 8,200 feet) below the surface.

Expenditures and Commitments

The following table sets forth the approximate work commitment amounts actually incurred by us pursuant to each production sharing contract for Blocks XIII and XIV during the periods indicated:

Production Sharing Contract	2008*	2009*	2010*	2011*
Block XIII	$179,573	$239,433	$693,203	$1,813,825
Block XIV	$179,573	$239,433	$693,203	$2,046,020

*actual figures, reported based on calendar year

The following table sets forth the approximate work commitment amounts to be incurred by us pursuant to each production sharing contract for Blocks XIII and XIV during the periods indicated:

Production Sharing Contract	2012**	2013**
Block XIII	$4,360,000	$6,900,000
Block XIV	$4,360,000	$6,900,000

**work commitment for contract years 4 and 5 (starting April 21 each year) of the production sharing contract

Operating Activities

Our 2011 work program in Mongolia was based on the integration of all available data acquired by Gobi Energy Partners LLC from the region. We concentrated on our two blocks - Block XIII, Tsagaan Els and Block XIV, ZuunBayan – and the area currently operated by Dongsheng, a wholly owned subsidiary of Sinopec, which recently received the production license for its fields. Gobi Energy Partners LLC acquired this data by conducting its own surveys in recent years and from former operators as well as the local authorities. The data includes 431 wells and 951 km of 2D seismic in addition to several gravity surveys, field data and the results of the previous year's seismic program. The interpretation of this integrated data set was the basis for the design of a seismic program over all prospective areas in both blocks.

On July 12, 2011, Gobi Energy Partners LLC signed a 2D seismic survey contract with Sinopec Mongolia LLC, a wholly-owned subsidiary of Sinopec. Sinopec has extensive seismic experience in this area. The seismic contract with Sinopec provided for a firm program consisting of 532 km full fold data and an optional program of up to an additional 1,106 km full fold data. The program consisted of eight phases acquisition commenced after mobilization on August 25, 2011. A total of 1,311 km full fold data, 615 km in Block XIII and 696 km in Block XIV, was acquired without any incident. On November 25, 2011, Gobi Energy Partners LLC finished the seismic program after having acquired all necessary data to establish a prospect portfolio. The acquisition was based on a real time control (fast track processing and interpretation) and therefore permanently adapted to focus on the prospective zones. We believe this method saved at least one year's worth of seismic work and related costs. Gobi Energy Partners LLC is using the winter months to interpret the data. The total cost of the program, including mobilization, demobilization, processing and quality control, was approximately $3.6 million. Seismic processing was finalized in January 2012 and interpretation is ongoing. Gobi Energy Partners LLC is currently focusing on six areas in an effort to enter into a drilling contract by the end of the first quarter of 2012 and spud the first well before the end of the second quarter.

Tajikistan

Through our wholly-owned subsidiary, DWM Petroleum AG, we own 90% of the issued and outstanding shares of CJSC Somon Oil Company ("Somon Oil"), a Tajikistan company originally formed in 2005. Anavak LLC owns the remaining 10%. Somon Oil owns two exploration licenses located in Tajikistan. One of these licenses, known as Zapadnaya, or the West license, was granted by the Tajikistan government on July 25, 2007; the other, known as Severo-Zapadnaya, or the North-West license, was granted by the Tajikistan government on July 27, 2009.

The locations of these licenses are shown on the map below:



Santos International Ventures Pty Ltd has an option to enter into a farm in agreement in respect of these licenses. Santos would acquire a 70% interest in Somon Oil from us in exchange for certain future expenditure commitments for the exploration and development of the licenses. The only outstanding hurdle for Santos to opt is the ratification of the PSA.

Currently, Santos International Ventures Pty Ltd. continues to fund current capital expenditures, as well as certain general and administrative costs of Somon Oil.

Expenditures and Commitments

The following table sets forth the approximate expenditures incurred by Santos International Ventures Pty Ltd. pursuant to the licenses during the periods indicated:

License	2007*	2008*	2009	2010	2011
West	$625,261	$465,818	Nil	$1,830,159	$519,962
North-West	Nil	Nil	Nil	$1,747,517	$4,333,961

*funded by using the option premium received from Santos International Ventures Pty Ltd.

The following table sets forth the approximate commitments pursuant to the licenses during the periods indicated:

License	2012	2013	2014
West	$4,510,000	$2,530,000	Nil
North-West	$120,000	$8,650,000	$8,660,000

The West License

The West license, which expires in October 2014, is located in the Fergana Basin and contains approximately 303,198 acres (approximately 1,227 km^2). It contains a number of under-thrust leads and prospects including the Khodja-Bakirgan which is several kilometers north of South Petroleum Company's South Tuzluk prospect in Kyrgyzstan (we own 25% of South Petroleum Company). Approximately 60% of the block in this license area is covered by former Soviet era seismic data. It is within this area that our targeted leads and prospects are found and the geological and structural setting appears to be very similar to South Petroleum Company's Tuzluk prospect in Kyrgyzstan. Somon Oil has identified seven large under-thrust prospects that are located close to existing oil fields, all of which were originally identified by Soviet seismic.

The North-West License

In July 2009, Somon Oil was granted the North-west petroleum license which covers 2,492 km^2 (615,784 acres) of exploration area and entitles the company to explore the area for a seven year term expiring in July 2016. The license area is located in the north part of the Sugd region, bordering on Uzbekistan and the Uzbek pipeline network. To the south-west the license area is adjacent with Somon Oil's West license area. The seven year work program for the North West license contains 400 km of 2D seismic, 100 km^2 of 3-D seismic and 2 deep wells. Existing exploration data within the North-West license area includes six wells and 1,100 km of 2D seismic which was acquired during Soviet exploration campaigns between 1964 and 1992. In case of discovery Somon Oil will have the exclusive right to develop and exploit the discovery. Somon Oil has targeted large four-way closure prospects in the North-West license area at a depth of 3.5 - 4.5 km.

There are no known reserves on either the West or the North-West license areas.

Operating Activities

During the second half of 2011, Somon Oil acquired 394.44 km of additional 2D seismic data and continued to plan for the first two wells. In addition, it mobilized a marine seismic crew from Khujand to the nearby Kayrakkum Reservoir, developed a procurement policy for continuing Tajik operations and assembled scouting information on rigs, services and equipment availability in the region.

During 2011, representatives of Somon Oil continued to negotiate the terms of a proposed production sharing agreement with the government. The finalization and ratification of the production sharing agreement is the last hurdle in order for Santos International Ventures Pty Ltd. to exercise its farm-in option.

Kyrgyz Republic (Project owned by South Petroleum Company)

Our wholly-owned subsidiary, DWM Petroleum AG, owns 25% of the issued shares of South Petroleum Company, a Kyrgyz company incorporated in 2004. Through its wholly-owned subsidiary, Santos International Holding Pty Ltd., Santos Limited owns 70% of South Petroleum Company and a Kyrgyz government entity, Kyrgyzneftgaz, owns the remaining five percent. Santos International Holding Pty Ltd. and DWM Petroleum AG are parties to a farm-in agreement dated October 4, 2006, as amended, and a majority shareholder agreement dated November 13, 2006.

South Petroleum Company originally owned five exploration licenses covering a total area of approximately 569,578 acres (or 2,305 km2). As discussed in more detail below, this area has been reduced and South Petroleum Company currently owns two of the original five licenses. In the farm-in agreement dated October 4, 2006, as amended, Santos International Holding Pty Ltd. agreed to fund and carry out petroleum exploration and appraisal activities on the license area in a two-phase work program. The overall commitment by Santos International Holding Pty Ltd. for Phase 1 ($11.5 million) and Phase 2 ($42 million) of this work program is $53.5 million. In addition, Santos International Holding Pty Ltd. is responsible for general administration and office overhead costs incurred by it in undertaking the work, which is estimated at $1,000,000 per year. Further details on the work programs are as follows:

- Phase 1 of the work program included the undertaking of geological studies at an estimated cost of $500,000, the reprocessing of up to 5,000 km of 2D seismic, if available and of high enough quality, at an estimated expenditure of $1,000,000 and the acquisition and processing of either 1,000 km of 2D seismic or a combination of 2D seismic and 3D seismic, up to a maximum expenditure of $10,000,000. Santos International Holding Pty Ltd. completed Phase 1 of the work program on October 24, 2008 and elected to begin Phase 2; and

- Phase 2 of the work program, which Santos International Holding Pty Ltd. commenced on December 2, 2008, includes drilling three exploration and three appraisal wells to a maximum expenditure of $7,000,000 per well. If Santos International Holding Pty Ltd. spends more than $43 million on these exploration and appraisal wells, we are required to pay 30% of the excess expenditure. Santos International Holding Pty Ltd. agreed to consult with, and endeavour to reach an agreement with, us on the location of the wells to be drilled during Phase 2. If we are unable to agree on any such location, Santos International Holding Pty Ltd. has the right to determine that location. Santos International Holding Pty Ltd. drilled the first two exploration wells during 2009. Santos International Holding Pty Ltd. had the right, to be exercised within 60 days of the completion of the second exploration well, to withdraw from the farm-in agreement. Santos International Holding Pty Ltd. did not exercise this right to withdraw.

Expenditures and Commitments

The following table sets forth the approximate amounts incurred by Santos International Holding Pty Ltd. pursuant to the licenses during the periods indicated:

License	2004	2005	2006	2007	2008	2009	2010	2011
Soh*	$35,179	$82,902	$59,622	$79,904	$2,023,116	$13,381,159	$475,963	$358,581
West Soh*	$11,726	$21,286	$24,469	$31,196	$1,045,330	$1,022,145	$348,173	$214,933
Tuzluk	$32,834	$63,054	$80,855	$995,283	$3,447,769	$3,821,728	$865,492	$691,902
Nanay	$25,798	$132,887	$89,891	$79,786	$1,861,501	$760,819	$1,023,702	$474,903
Naushkent*	$11,726	$5,486	$10,658	$13,954	$350,073	$613,336	$113,657	Nil

*The Naushkent license was relinquished in early 2011 due to lack of exploration potential. Review and reevaluation of the Kyrgyz assets in October 2011 resulted in the decision to reduce activities in Kyrgyzstan, to focus on the higher potential in Tajikistan and to withdraw after finalizing the re-evaluation and documentation. In consequence of this, in November 2011, the Ministry of Natural Resources revoked the Soh and West Soh licenses without any formal justifications. We have appealed this decision due to the timing.

The following table sets forth the approximate amounts to be incurred pursuant to the licenses during the periods indicated. It is not taking into account any results of the ongoing re-evaluation as it has not been finalized yet. Amounts designated for the Soh and West Soh license areas are contingent:

License	2012	2013	2014
Soh	$83,766	$3,601,936	$41,883
West Soh	$83,766	$41,883	$41,883
Tuzluk	$83,766	$3,162,165	$41,883
Nanai	$4,556,868	$10,471	Nil

Licenses

South Petroleum Company's exploration licenses lie in the Fergana Basin. The Fergana Basin is an intermontane basin, the greater part of which lies mainly in the eastern part of Uzbekistan. South Petroleum Company has no known reserves on lands covered by these licenses.

The existing licenses are set to expire between January and May of 2013 but are automatically renewable for up to ten years once a report has been submitted to the Kyrgyz government detailing the progress of a work program and once the associated minimum expenditures have been made. Upon the discovery of reserves that may be commercially exploited, licenses can be exclusively converted into exploitation licenses.

Exploitation licenses are granted for 20 years with subsequent extensions depending on the depletion of the resource. There is a yearly fee payable to the government of approximately $150 per license and a minimum annual work program of $50 per km^2 (approximately $113,200 per year for the land covered by all four licenses and approximately $73,650 for the land covered by the Tuzluk and Nanai Licenses). All taxes and work commitments on the four licenses are current. The current fiscal framework requires a 3% royalty, an excise tax of $1.90/bbl (exchange rate dependent), a local tax of 3% on gross revenues and a corporate tax of 10% payable to the Kyrgyz government on revenue from production from the areas covered by these licenses. The proposed fiscal framework will include a royalty of $0.145/mcf or $1.06/bbl, an excise tax of $4.94/bbl (exchange rate dependent), a bonus of 0.05% of reserve value ($350,000 for 10 MMBO, at $70/bbl).

The table below summarizes all four of the licenses; the map below sets out their locations. As re-evaluation and its documentation have not been finalized yet, the following descriptions of the licenses will be updated.

License	Area (km^2)	Date of Award	Date Renewed	Current Expiry Date
Nanai	999	July 9, 2004	February 5, 2009	January 28, 2013
Soh	631	April 29, 2004	June 21, 2010	May 12, 2013
West Soh	160	April 29, 2004	June 21, 2010	May 12, 2013
Tuzluk	474	April 29, 2004	June 21, 2010	May 12, 2013


Fergana Basin
Manas Petroleum licenses
Nanai PL
Naushkent PL
KYRGYZ REPUBLIC
UZBEKISTAN
TADJIKISTAN
Tuzluk PL
West Soh PL
Soh PL
Zapadnaya PL
Legend

Nanai Exploration License

The Nanai exploration license is located in the northern zone of the Fergana Basin bordering Uzbekistan to the south. South Petroleum Company has identified three structures in this zone called Alabuka 1, 2 and 3.

Soh and West Soh Exploration Licenses

The area covered by the Soh and West Soh exploration licenses is located in the southern zone of the Fergana Basin bordering Uzbekistan to the north.

Tuzluk Exploration License

The Tuzluk exploration license is located in the southern zone of the Fergana Basin bordering Tajikistan to the north. There are a number of established oilfields in this area (Beshkent-Togap, Tashravat, Tamchi, Karagachi) that have produced from the upper thrust sheet. These fields are excluded from the exploration license.

Operating Activities

During the year ended December 31, 2011 the following activities were performed:

- Re-mapping of Soh and West Soh prospect and lead areas;
- Unification and update of resource evaluation of all Kyrzgyz prospects and leads;
- Completed Tuzluk prospect and lead seismic re-processing;
- Provided support for the farm-out; and
- Provided drill planning and seismic support for Tajikistan.

Information provided pertaining to the exploration project in the Kyrgyz Republic owned by South Petroleum Company has been provided to our company by the operator of that project, with which we deal at arm's length, and is included in this report in an effort to share that information with the public. Although we have no reason to doubt the accuracy of this information, we expressly disclaim responsibility therefor and make no representation or warranty that it is complete or correct.

Chile

On January 29, 2010, we signed an agreement to assign our interest in our Chilean project in exchange for a return of all of the money that we had invested in this project to date and relief from all currently outstanding and future obligations in respect of the project. On April 14, 2011, we transferred all our rights, interests and obligations to Methanex Chile S.A. and Wintershall Chile Limitada. The Chilean Ministry of Energy authorized this transfer on April 28, 2011. On September 23, 2011, we received $72,000 from the new owners as reimbursement in full of our participation in the project.

Competition

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies that have substantially greater technical, financial and operational resources and staff. We compete with these individuals and companies for desirable oil and gas leases, exploration and exploitation licenses, suitable properties for drilling operations and necessary drilling equipment, as well as for access to personnel and funds.

We believe several factors that differentiate us from our competitors include our extensive personal network among public officials and private employees in the oil and gas industry in the Commonwealth of Independent States and the Balkan countries, an ability to increase value through exploration of known structures and our command of modern geological knowledge and new concepts implemented to existing seismic and well data bases.

Need for Government Approval

Our business depends on the approval of different governments for various matters, including land tenure, prices, royalties, production rates, environmental protection, income, the grant of exploration and exploitation rights for oil and gas projects and the imposition of drilling obligations in connection with these grants, and the exportation of crude oil, natural gas and other products. Government regulations may change from time-to-time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for crude oil and natural gas, increase our costs and have a material adverse impact on our operations. Before proceeding with a project, the participants in the project must obtain all required regulatory approvals. The process of obtaining these approvals can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals can involve conditions, including the payment of security deposits and other financial commitments.

We have an interest in a venture licensed by the Kyrgyzstan government for the exploration and possible exploitation of land covering approximately 3,153 km^2, we have an interest in a company that has entered into production sharing contracts with an agency of the Albanian government for the exploration and possible exploitation of land covering approximately 3,100 km^2, we have licenses from the government of Tajikistan for the exploration of approximately 1,227 km^2 of land and we have licenses from the government of Mongolia for the exploration and exploitation of approximately 20,957 km^2 of land.

Regulation

Our industry is affected by numerous laws and regulations, including discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, pooling of properties, taxation and other laws and regulations relating generally to the energy industry. These laws and regulations vary according to where each project is located. Changes in any of these laws and regulations or the denial or vacating of permits and licenses could have a material adverse effect on our business.

Our operations are in, and our focus will continue to be on, operations in emerging markets. Generally, legal structures, codes and regulations in emerging markets are not as well defined as they can be in more developed markets and they are therefore more likely to change rapidly. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations currently comply in all material respects with applicable laws and regulations. There are no pending or threatened enforcement actions related to any such laws or regulations. We believe that the existence and enforcement of such laws and regulations will have no more restrictive effect on our operations than on other similar companies in the energy industry.

Environmental Matters

We and the projects that we have invested in are subject to national and local environmental laws and regulations relating to water, air, hazardous substances and wastes, and threatened or endangered species that restrict or limit our business activities for purposes of protecting human health and the environment. Compliance with the multitude of regulations issued by the appropriate administrative agencies can be burdensome and costly. We believe that our operations currently comply in all material respects with applicable national and local environmental laws and regulations.

Research and Development

Our business plan is focused on a strategy to maximize the long-term exploration and development of our oil and gas projects. To date, the execution of our business plan has largely focused on acquiring prospective oil and gas licenses and negotiating production sharing and farm-out agreements, in addition to some exploration work on our properties. Except in connection with the exploration of our properties or the conduct of due diligence on properties that we might be interested in acquiring, we do not conduct research and development.

Employees

We have 24 full time employees, including our directors. Of our 24 employees, five are located in Switzerland and the rest are located in Mongolia and Tajikistan. Although we do not expect to increase our number of employees over the next twelve months, we are not currently able to predict if new employees will be employed in the coming twelve months. We outsource contract employment as needed and will continue to do so.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our common stock. Our business, operating results and financial condition could be seriously harmed as a result of the occurrence of any of the following risks. You could lose all or part of your investment due to any of these risks. You should invest in our common stock only if you can afford to lose your entire investment.

Risks Associated with Our Company

We engage in a significant portion of our operations through ventures (farm-outs and other non-operating interests) that we do not control. We may not be able to materially affect the cost or success of those ventures.

We participate in an oil and gas exploration project in Albania through our ownership interest in Petromanas Energy Inc. In relation to this ownership interest, we are deemed to be a control person as we own approximately 31.7% of Petromanas Energy Inc's issued and outstanding common shares; shareholders that own 20% or more of an issuer's shares are deemed to be a "control person" by regulatory authorities absent evidence to the contrary. We also have minority representation on its board of directors, but we do not control its activities and we believe we do not control Petromanas Energy Inc. We cannot provide any assurance that Petromanas Energy Inc. will make decisions about its business that are reasonable, profitable or in our best interest.

We participate in an oil and gas exploration project in the Kyrgyz Republic through our 25% interest in CJSC South Petroleum Company. Santos Limited, an Australian public company, owns 70% of CJSC South Petroleum Company through its wholly-owned subsidiary, Santos International Holdings Pty Ltd., and Santos International Holdings Pty Ltd. operates the project pursuant to a farm-in agreement. As the operator, Santos International Holdings Pty Ltd. makes most of the decisions about the exploration and development of this project. We cannot assure you that Santos International Holdings Pty Ltd. or its subsidiaries, affiliates, agents or management will make decisions concerning this project that are reasonable, profitable or in our best interest. Santos International Holdings Pty is carrying us up to $54 million on this project.

A substantial portion of our total assets is from our equity investment in one company.

As of December 31, 2011, the book value of our equity investment in Petromanas Energy Inc. was $29,366,063, representing approximately 67.0% of our total assets. As a result, our financial condition is directly tied to the change in value of our investment in Petromanas Energy Inc. Trading in shares of Petromanas Energy Inc., which is listed on the TSX Venture Exchange, is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with its operations or business prospects.

Our lack of diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

We have or are involved in projects in Mongolia and Tajikistan. In addition, we own shares of Petromanas Energy Inc., which is involved in oil and gas activities in Albania, and shares of South Petroleum Company, which is involved in a project in the Kyrgyz Republic. We focus in oil and gas exploration and are represented in a limited number of countries in Asia and South-eastern Europe. As a result, we will likely be impacted more acutely by factors affecting our industry or the regions in which we operate.

We may not effectively manage the growth necessary to execute our business plan.

Our business plan anticipates an increase in the number of our strategic partners, equipment suppliers, manufacturers, dealers, distributors and customers. This growth could place significant strain on our current personnel, systems and resources. We expect that we will be required to hire qualified employees to help us manage our growth effectively. We believe that we may also be required to improve our management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth. If we fail to manage our anticipated growth effectively, our business could be adversely affected.

We may be forced to liquidate one or more subsidiaries due to regulatory requirements which could have a material adverse effect on our business and operations.

Substantially all of our licenses and assets are owned by our subsidiaries. These subsidiaries are formed in various countries pursuant to local law and regulation. In some cases, local regulation could result in the forced liquidation of one or more of these subsidiary companies. If any of our subsidiaries is liquidated before we can transfer its assets, the licenses and assets held by it could revert to the respective government. If this happens, our business could be harmed.

We are subject to various risks of foreign operations.

None of our projects are located in the United States or Canada. We have or are involved in projects in Mongolia and Tajikistan. In addition, we own shares of Petromanas Energy Inc., which is involved in oil and gas activities in Albania, and shares of South Petroleum Company, which is involved in a project in the Kyrgyz Republic. As such, our business is subject to governmental, political, economic, and other uncertainties in Mongolia, Tajikistan, the Kyrgyz Republic, Chile and Albania including, by way of example and not in limitation, expropriation of property without fair compensation, changes in energy policies or the personnel administering them, delays caused by the extensive bureaucracy, nationalization, currency fluctuations and devaluations, exchange controls and royalty increases, changes in oil or natural gas pricing policy, renegotiation or nullification of existing concessions and contracts, changes in taxation policies, economic sanctions, restrictions on the repatriation of currency and the imposition of specific drilling obligations and the other risks arising out of foreign governmental sovereignty over the areas in which our operations (or those of our venture partners) are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities, insurrections, the actions of national labour unions, terrorism and abduction.

Our operations (and those of our venture partners) may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with our operations (and those of our venture partners) in foreign countries, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of the United States or enforcing judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our exploration, development and production activities (or those of our venture partners) could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business or our company.

Substantially all of our assets are located outside the United States and Canada and all but one of our directors and all of our officers are nationals and/or residents of countries other than the United States and Canada, with the result that it may be difficult for investors to enforce within the United States or Canada any judgments obtained against us or our officers or directors.

Substantially all of our assets are located outside the United States and Canada. In addition, all but one of our directors and all of our officers are nationals and/or residents of countries other than the United States and Canada, and all or a substantial portion of such persons' assets are located outside of North America. As a result, it may be difficult for investors to enforce within the United States or Canada any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States and Canada. Consequently, you may be effectively prevented from pursuing remedies against us or them under applicable securities laws.

Our articles of incorporation exculpate our officers and directors from any liability to our company or our stockholders.

Our articles of incorporation contain a provision limiting the liability of our officers and directors for their acts or failures to act, except for acts involving intentional misconduct, fraud or a knowing violation of law. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to our company.

The loss of certain key management employees could have a material adverse effect on our business.

Exploration and development of resource properties depends, in large part, on the ability to attract and maintain qualified key personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to attract and retain them. Our development now and in the future will depend on the efforts of key management figures, such as Heinz Scholz, the Chairman of our board of directors, Dr. Werner Ladwein, Executive Director and President, Peter-Mark Vogel, Chief Executive Officer, and Michael J. Velletta, Executive Director. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

There are potential conflicts of interest between our company and some of our directors and officers.

Some of our directors and officers are also directors and officers of other companies. Conflicts of interest could arise as a result of this. In addition, one of our directors has informed our company that he proposes to pursue non-petroleum resource opportunities in Mongolia. As of the date of this annual report and to the knowledge of our directors and officers, there are no existing conflicts of interest between our company and any of these individuals but situations may arise where directors and/or officers of our company may be in competition with our company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict is required to abstain from any discussion and vote for or against the approval of such participation or such terms. As a result, our board of directors will be deprived of that person's experience and expertise, which could adversely affect the outcome.

Risks Associated with Our Business

We have not discovered any oil and gas reserves, and we cannot assure you that we ever will.

We are in the business of exploring for oil and natural gas and the development and exploitation of any oil and gas that we might find in commercially exploitable quantities. Oil and gas exploration involves a high degree of risk that the exploration will not yield positive results. These risks are more acute in the early stages of exploration. We have not discovered any reserves, and we cannot guarantee that we ever will. Even if we succeed in discovering oil or gas reserves, these reserves may not be in commercially viable quantities or locations. Until we discover such reserves, we will not be able to generate any revenues from their exploitation and development. If we are unable to generate revenues from the development and exploitation of oil and gas reserves, we will be forced to change our business or cease operations.

Even if we discover and then develop oil and gas reserves, we may have difficulty distributing our production.

If we are able to produce oil and gas, we will have to make arrangements for storage and distribution of that oil and gas. We would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products, but any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and gas. These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our expenses to a degree that has a material adverse effect on operations.

The oil and natural gas industry is highly competitive and there is no assurance that we will be successful in acquiring leases, equipment and personnel.

The oil and natural gas industry is intensely competitive. Although we do not compete with other oil and gas companies for the sale of any oil and gas that we may produce, as there is sufficient demand in the world market for these products, we compete with numerous individuals and companies for desirable oil and natural gas leases, suitable properties for drilling operations and necessary drilling equipment, qualified personnel and access to capital. Many of these individuals and companies with whom we compete have substantially greater technical, financial and operational resources and staff than we have. If we cannot compete for personnel, equipment and oil and gas properties, our business could be harmed.

Prices and markets for oil are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of our business if we ever begin exploitation of reserves.

Our revenues and earnings, if any, will be highly sensitive to the price of oil and gas. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. These factors include, without limitation, governmental fixing, pegging, controls or any combination of these and other factors, changes in domestic, international, political, social and economic environments, worldwide economic uncertainty, the availability and cost of funds for exploration and production, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, war, or the threat of war, in oil producing regions, the foreign supply of oil, the price of foreign imports and the availability of alternate fuel sources. Significant changes in long-term price outlooks for crude oil or natural gas could, if we ever discover and exploit any reserves of oil or natural gas, have a material adverse effect on revenues as well as the value of our licenses or other assets.

Our business will suffer if we cannot obtain or maintain necessary licenses or if there is a defect in the chain of title.

Our operations require that we obtain and maintain licenses and permits from various governmental authorities. Our ability to obtain, maintain or renew such licenses and permits on acceptable terms is subject to extensive regulation and to changes, from time-to-time, in those regulations. Also, the decision to grant or renew a license or permit is frequently subject to the discretion of the applicable government. If we cannot obtain, maintain, extend or renew these licenses or permits our business could be harmed.

Also, although title reviews have been conducted on our existing properties, such reviews do not guarantee or certify an unforeseen defect in the chain of title will not arise to defeat our claim which could result from the loss of title and a reduction of the revenue received, if any.

Amendments to current laws and regulations governing our proposed operations could have a material adverse impact on our proposed business.

We are subject to substantial regulation relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of, oil and gas. Amendments to current laws and regulations governing operations and activities of oil and gas exploration and extraction operations could have a material adverse impact on our proposed business. In addition, we cannot assure you that income tax laws, royalty regulations and government incentive programs related to the oil and gas industry generally or to us specifically will not be changed in a manner which may adversely affect us and cause delays, inability to complete or abandonment of projects.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, could require us to forfeit property rights or licenses, and may affect the value of our assets. We may also be required to take corrective actions, such as installing additional equipment, which could require substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

Our inability to obtain necessary facilities could hamper our operations.

Oil and gas exploration and development activities depend on the availability of equipment, transportation, power and technical support in the particular areas where these activities will be conducted, and our access to these facilities may be limited. To the extent that we conduct our activities in remote areas or in under-developed markets, needed facilities may not be readily available, which could increase our expenses. Demand for such limited equipment and other facilities or access restrictions may affect the availability of such equipment and may delay exploration and development activities. The quality and reliability of necessary facilities may also be unpredictable and we may be required to make efforts to standardize our facilities, which may entail unanticipated costs and delays. Shortages or the unavailability of necessary equipment or other facilities will impair our activities, either by delaying our activities, increasing our costs or otherwise.

Emerging markets are subject to greater risks than more developed markets, including significant legal, economic and political risks.

In recent years Mongolia, Tajikistan, the Kyrgyz Republic and Albania have all undergone substantial political, economic and social change. As in any emerging market, Mongolia, Tajikistan, the Kyrgyz Republic and Albania do not possess as sophisticated and efficient business, regulatory, power and transportation infrastructures as generally exist in more developed market economies. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. We cannot predict what economic, political, legal or other changes may occur in these or other emerging markets, but such changes could adversely affect our ability to carry out exploration and development projects.

Particularly, the legal systems of Mongolia, Tajikistan, the Kyrgyz Republic and Albania are less developed than those of more established jurisdictions, which may result in risk such as: the lack of effective legal redress in the courts, whether in respect of a breach of law or regulation, or, in an ownership dispute, a higher degree of discretion on the part of governmental authorities, the delays caused by the extensive bureaucracy, the lack of judicial or administrative guidance on interpreting applicable laws and regulations, inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or relative inexperience of the judiciary and courts in such matters.

Our business in Mongolia may be subject to legal risk.

Mongolia transitioned from state socialism and a planned economy to parliamentary democracy and a free market economy. Much progress has been made in this transition, but much remains to be done, particularly with respect to the rule of law. The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. As a result, there may be ambiguities, inconsistencies and anomalies in the agreements, licenses and title documents through which we hold our interests in Mongolia, or the underlying legislation upon which those interests are based. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary or unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades Mongolians have looked to politicians and bureaucrats as the sources of the "law". This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. While we believe that we have taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements depends on developing and maintaining close working relationships with industry participants and government officials and on our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. We may not be able to establish these strategic relationships or, if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to undertake in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

Environmental risks may adversely affect our business.

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. The application of environmental laws to our business may cause us to curtail our production or increase the costs of any production, development or exploration activities.

Losses and liabilities arising from uninsured or under-insured hazards could have a material adverse effect on our business.

If we develop and exploit oil and gas reserves, those operations will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gas leaks, migration of harmful substances, blowouts and oil spills. An accident or error arising from these hazards might result in the loss of equipment or life, as well as injury, property damage or other liability. We have not made a determination as to the amount and type of insurance that we will carry. We cannot assure you that we will obtain insurance on reasonable terms or that any insurance we may obtain will be sufficient to cover any such accident or error. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in currency exchange rates could have a material adverse impact on our operations.

All of our current operations are located in foreign countries. Domestic oil and natural gas product sales are denominated in the currency of the nation where the product is produced, as are operating and capital costs incurred.

Fluctuations in the value of the U.S. dollar or the local currency may cause a negative impact on revenue and costs. These types of fluctuations could have a material adverse impact on our operations.

Risks Associated with Our Common Stock

The price of our common stock may become volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

- actual or anticipated variations in our operating results;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, or other business developments, such as oil or gas discoveries;
- adoption of new accounting standards affecting our industry;
- additions or departures of key personnel;
- sales of our common stock or other securities in the open market;
- conditions or trends in our industry; and
- other events or factors, many of which are beyond our control.

The stock market has experienced significant price and volume fluctuations, and the market prices of stock in exploration stage companies have been highly volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management's attention and resources, which could harm our business and financial condition.

If we obtain additional financing through the sale of additional equity in our company, the issuance of additional shares of common stock will result in dilution to our existing stockholders.

We are authorized to issue 300,000,000 shares of common stock and, as of March 27, 2012, 172,467,292 shares of our common stock were issued and outstanding. In addition, holders of warrants and options had, as of that date, the right to acquire up to an additional 64,784,015 number of shares of our common stock. Our board of directors has the authority to issue additional shares of common stock up to the authorized capital without the consent of any of our stockholders. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. If we do issue any such additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all other stockholders. Further, any such issuance may result in a change of control of our company.

Our directors and executive officers own approximately 23.6% of our outstanding common stock.

In the aggregate, our directors and executive officers own approximately 23.6% of our outstanding common stock and they have the right to exercise options and warrants that would permit them to acquire, in the aggregate, up to an additional 2.9% of our common stock within the next 60 days. As a result, our directors and executive officers as a group may have a significant effect in delaying, deferring or preventing any potential change in control of our company, be able to strongly influence the actions of our board of directors even if they were to cease being our directors and control the outcome of actions brought to our stockholders for approval. Such a high level of ownership may adversely affect the voting and other rights of other stockholders.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common stock.

Our stock is a penny stock. Trading of our stock may be restricted by the Securities and Exchange Commission's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority, or "FINRA", has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Executive Offices and Registered Agent

Our principal executive office address is Bahnhofstrasse 9, 6341 Baar, Switzerland. Its telephone number is +41 (44) 718 10 30. Gobi Energy Partners LLC has an office in Ulan Bator, the capital of Mongolia. Somon Oil Company has offices in Dushanbe, the capital of Tajikistan, and Kudjant, which serve as base camps for geological expeditions for our operations in Tajikistan.

We maintain a registered office for service in the State of Nevada, located at Nevada Corporate Services, Inc., 8883 West Flamingo Road Suite 102, Las Vegas. Nevada 89147, U.S.A. In addition, the offices of Velletta and Company, located in Victoria, British Columbia, serves as our registered office in the Province of British Columbia. Velletta and Company's address is 4th Floor – 931 Fort Street, Victoria, British Columbia V8V 3K 3, Canada.

Oil and Gas Properties

The description of our oil and gas property interests is under the section entitled "ITEM 1. BUSINESS" beginning on page 5 starting with the subsection "Overview of Our Projects".

ITEM 3. LEGAL PROCEEDINGS

Except as disclosed below, there are no pending legal proceedings to which our company or any of our subsidiaries is a party or of which any of our properties, or the properties of any of our subsidiaries, is the subject. In addition, we do not know of any such proceedings contemplated by any governmental authorities.

Litigation in Chile

Factual Allegations

During the initial phase of applying for our Chilean Exploration license, we formed a joint bidding group with Improved Petroleum Recovery Tranquillo Chile (commonly referred to as "IPR") and a start-up company called Energy Focus Limitada ("Energy Focus"). Each had a one-third interest. Of its own accord, Energy Focus left the bidding group. The three parties signed a side letter which provided that Energy Focus would have an option to rejoin the bidding group under certain conditions.

Even though Energy Focus has been asked many times to join the group by contributing its prorated share of capital, it has failed to do so. Despite this, Energy Focus claims that it is entitled to participate in the consortium at any future time, not just under certain conditions. We and IPR believe that Energy Focus no longer has any right to join the bidding group because the conditions specified in the side letter did not occur and can no longer occur.

Energy Focus commenced litigation for specific performance and damages in an unspecified amount in Santiago de Chile, claiming interest in the Tranquilo Block from our company and IPR, and our respective subsidiaries. Our company, IPR and our respective legal counsel are of the view that the Energy Focus claim is without merit, that it was brought in the wrong jurisdiction and that Energy Focus has failed to properly serve the parties. The courts of Santiago have dismissed the case, but the verdict is open for appeal. Our management believes that the ultimate liability, if any, arising from the Energy Focus litigation will not have a material adverse effect on the financial condition, the results of future operations or cash flows of our Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is quoted on the OTC Bulletin Board operated by the Financial Industry Regulatory Authority, on the over the counter market of Pink OTC Markets Inc., under the name "Manas Petroleum Corporation" and the symbol "MNAP".

On May 6, 2011, our common stock and 44,950,500 common share purchase warrants issued by our company on that date were listed on the TSX Venture Exchange in Canada.

Quotations of our common stock on all three of these markets have been sporadic, and trading volume has been low. The trading symbol for our common stock on the OTC Bulletin Board is "MNAP", while the trading symbol for our common stock on the TSX Venture Exchange is "MNP". The trading symbol for the warrants listed on the TSX Venture Exchange is "MNP.WT". The CUSIP number for our common stock is 56176Q 10 2; the CUSIP number for our listed warrants is 56176Q 110.

Set forth below are the range of high and low bid quotations for our common stock from the OTC Bulletin Board and high and low closing prices for our common stock from the TSX Venture Exchange for each fiscal quarter during the fiscal years ended December 31, 2011 and 2010. The market quotations were obtained from the OTC Bulletin Board and the TSX Venture Exchange, respectively, and reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions:

Quarter Ended	TSX Venture Exchange (Canadian Dollars) High	Low	OTC Bulletin Board (US Dollars) High	Low
March 31, 2010	N/A	N/A	$0.95	$0.522
June 30, 2010	N/A	N/A	$0.85	$0.51
September 30, 2010	N/A	N/A	$0.57	$0.30
December 31, 2010	N/A	N/A	$0.63	$0.30
March 31, 2011	N/A	N/A	$0.70	$0.30
June 30, 2011	$0.48	$0.29	$0.56	$0.25
September 30, 2011	$0.35	$0.21	$0.37	$0.10
December 31, 2011	$0.22	$0.11	$0.19	$0.10

On March 27, 2012, the closing price for our common stock as reported by the OTC Bulletin Board was US$0.22 and the closing price of our common stock on the TSX Venture Exchange was CDN$0.21.

Transfer Agent

Our shares of common stock are issued in registered form. The transfer agent and registrar for our common stock is Island Stock Transfer. Its address is 15500 Roosevelt Boulevard, Suite 301Clearwater, FL 33760. The co-transfer agent for our common stock, and the transfer agent for our listed warrants, is Equity Financial Trust Company, 1185 West Georgia Street, Suite 1620, Vancouver B.C. V6E 4E6.

Holders of Common Stock

As of March 27, 2012, there were approximately 500 registered holders of record of our common stock. As of such date, 172,467,292 shares were issued and outstanding.

Dividends

The payment of dividends, if any, in the future, rests within the sole discretion of our board of directors. The payment of dividends will depend upon our earnings, our capital requirements and our financial condition, as well as other relevant factors. We have not declared any cash dividends since our inception and have no present intention of paying any cash dividends on our common stock in the foreseeable future.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. We would not be able to pay our debts as they become due in the usual course of business; or
2. Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Securities authorized for issuance under equity compensation plans.

We have no long-term incentive plans, other than the Stock Option Plans described below.

Stock Option Plans

2007 Omnibus Stock Option Plan

In April 2007, our Board of Directors adopted and our shareholders approved our 2007 Omnibus Stock Option Plan. On October 21, 2008 our Board of Directors approved a modification to our 2007 Omnibus Stock Option Plan and, on October 31, 2008, our shareholders approved the modified 2007 Omnibus Stock Option Plan. Under the 2007 Omnibus Stock Option Plan, as amended, we may grant our qualified directors, officers, employees, consultants and advisors stock options (which may be designated as nonqualified stock options or incentive stock options), stock appreciation rights, restricted stock awards, performance awards or other forms of stock-based incentive awards, up to a maximum of 20,000,000 shares.

Our Board of Directors administers the 2007 Omnibus Stock Option Plan. Members of the Board of Directors receive no additional compensation for their services in connection with the administration of the Stock Option Plan. They have full discretion and exclusive power to:

- select who will participate in our 2007 Omnibus Stock Option Plan and what awards they will be granted;
- determine the time at which awards shall be granted and any terms and conditions, within the limits of the 2007 Omnibus Stock Option Plan, of such awards; and
- resolve all questions relating to the administration of the 2007 Omnibus Stock Option Plan.

The Board of Directors may grant nonqualified stock options or incentive stock options that are evidenced by stock option agreements. The exercise price of the common stock subject to a non-qualified stock option or an incentive stock option may be paid in cash or, at the discretion of our Board of Directors, by a promissory note, by the tender of common stock or through a combination thereof. The Board of Directors may provide for the exercise of options in installments and upon such terms, conditions and restrictions as it may determine.

A non-qualified stock option is a right to purchase a specific number of shares of common stock during such time as the Board of Directors may determine, not to exceed 10 years, at a price determined by the Board of Directors that, unless deemed otherwise by the Board of Directors, is not less than the fair market value of the common stock on the date the Board grants the non-qualified stock option.

An incentive stock option is an option that meets the requirements of Section 422 of the *Internal Revenue Code of 1986*, as amended. No incentive stock option may be granted under our 2007 Omnibus Stock Option Plan to an employee who owns more than 10% of our outstanding voting stock unless the option price is at least 110% of the fair market value of the common stock at the date of grant and the incentive stock option is not exercisable more than five years after our Board grants it. In the case of a grantee that does not own 10% or more of our common stock, no incentive stock option may be exercisable more than 10 years after the date our Board grants it and its exercise price may not be less than the fair market value of the common stock on the date our Board grants it. Our Board may not grant an employee an incentive stock option that first becomes exercisable during a calendar year for the purchase of common stock with an aggregate fair market value (determined as of the date of grant of each incentive stock option) in excess of $100,000. An incentive stock option (or any installment thereof) counts against the annual limitation only in the year it first becomes exercisable.

A stock appreciation right is a right granted to receive, upon surrender of the right, but without payment, an amount payable in cash. The amount payable with respect to each stock appreciation right shall be based on the excess, if any, of the fair market value of a share of common stock on the exercise date over the exercise price of the stock appreciation right, which will not be less than the fair market value of the common stock on the date the stock appreciation right is granted. In the case of an stock appreciation right granted in tandem with an incentive stock option to an employee who holds at least ten percent of our common stock, the exercise price shall not be less than 110% of the fair market value of a share of common stock on the date our Board grants the stock appreciation right.

Restricted Stock is common stock that is issued at a price determined by the Board of Directors, which price per share may not be less than the par value of the common stock, and is subject to restrictions on transfer and/or such other restrictions on incidents of ownership as the Board of Directors may determine.

A performance award granted under our 2007 Omnibus Stock Option Plan may be denominated or payable to the recipient in cash, common stock (including, without limitation, Restricted Stock), other securities or other awards. A performance award shall confer on the recipient the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as our Board of Directors shall establish. Subject to the terms of our 2007 Omnibus Stock Option Plan and any applicable award agreement, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount of any payment or transfer to be made pursuant to that performance award shall be determined by our Board of Directors.

Our Board of Directors may grant awards under the 2007 Omnibus Stock Option Plan that provide the recipient with the right to purchase common stock or that are valued by reference to the fair market value of the common stock (including, but not limited to, phantom securities or dividend equivalents). Such awards shall be in a form determined by our Board of Directors, as long as such awards are not inconsistent with the terms and purposes of our 2007 Omnibus Stock Option Plan. Our Board of Directors determines the price of any such award and may accept any lawful consideration.

Our Board of Directors may at any time amend, suspend or terminate our 2007 Omnibus Stock Option Plan as long as it does not change any awards previously granted, increase the aggregate number of shares of the common stock with respect to which it may grant awards or change the class of persons eligible to receive awards.

In the event a change in control occurs, then, notwithstanding any provision of our 2007 Omnibus Stock Option Plan or of any provisions of any award agreement to the contrary, all awards that have not expired and which are then held shall become fully and immediately vested and exercisable and may be exercised for the remaining term of such awards.

No awards may be granted under the Stock Option Plan on or after April 10, 2017, but Awards granted prior to such date may be exercised in accordance with their terms.

Because our shares of common stock are listed on the Canadian TSX Venture Exchange, certain provisions mandated by the policies of that stock exchange restrict our ability to make certain grants to persons in specified categories.

The following table summarizes certain information regarding our 2007 Omnibus Stock Option Plan as at December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan
Equity compensation plans approved by security holders	9,250,000	$0.51	3,007,181
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**9,250,000**	**$0.51**	**3,007,181**

2011 Stock Option Plan

On September 22, 2011, our Board of Directors adopted and our shareholders approved our 2011 Stock Option Plan. The purpose of our 2011 Stock Option Plan is to advance the interests of our company by encouraging our directors, officers, employees and consultants to acquire shares of our common stock, thereby increasing their proprietary interest in our company, encouraging them to remain associated with our company and furnishing them with additional incentive in their efforts on behalf of our company in the conduct of their affairs.

The shares of our common stock to be offered under our 2011 stock option plan are to consist of stock options to acquire up to a maximum of 10% of the number of issued and outstanding shares of our common stock at the time of the grant. The aggregate number of shares of our common stock to be delivered upon the exercise of all stock options granted under our 2011 Stock Option Plan is not to exceed the maximum number of shares of our common stock permitted under the rules of any stock exchange on which the shares of our common stock are then listed or other regulatory body having jurisdiction. If any stock option granted under our 2011 Stock Option Plan expires or terminates without having been exercised in full, the unpurchased shares of our common stock will again be available for the purpose of our 2011 Stock Option Plan.

Our 2011 Stock Option Plan is to be administered by our board of directors or by a special committee of directors appointed by our board of directors. Our board of directors, or if appointed our special committee of directors may designate bona fide directors, officers, employees or consultants of our company or a subsidiary of our company, or a company that is wholly owned by a bona fide director, officer, employee or consultant of our company or a subsidiary of our company to whom stock options to purchase shares of our common stock may be granted and the number of shares of our common stock to be optioned to each, subject to the terms of our 2011 Stock Option Plan.

The number of shares of our common stock subject to stock options granted to an optionee, other than a consultant or an employee conducting investor relations activities, must be determined by our board of directors or by a special committee of our board of directors, if one has been appointed, but no optionee, where our company is listed on any stock exchange, must be granted stock options which cover a number of shares of our common stock which exceed the maximum number of shares permitted under any stock exchange on which shares of our common stock are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of our common stock (on a non-diluted basis) in any 12 month period unless our company receives disinterested shareholder approval.

The maximum number of shares of our common stock subject to stock options that may be granted to an optionee who is a consultant is presently limited to an amount equal to 2% of the then issued and outstanding shares of our common stock (on a non-diluted basis) in any 12 month period. The maximum number of shares of our common stock subject to stock options that may be granted to all persons in aggregate who are employed to perform investor relations activities is presently limited to an amount equal to 2% of the then issued and outstanding shares of our common stock (on a non-diluted basis) in any 12 month period and such stock options must vest in stages over a 12 month period with no more than 1/4 of the stock options vesting in any 3 month period. Other than the foregoing, our board of directors or our special committee of the board of directors, if one has been appointed, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each stock option become vested.

The exercise price of any stock options granted under our 2011 Stock Option Plan must be determined by the our board of directors or a special committee of our board of directors, if one is appointed, but may not be less than the price permitted by any stock exchange on which shares of our common stock are then listed or other regulatory body having jurisdiction, which minimum exercise price is currently not less than the discounted market price as defined by the policies of the TSX Venture Exchange. In addition, the minimum exercise price of stock options granted to the optionees who are subject to tax in the United States must not be less than the fair market value of the shares covered by such stock options on the date the stock options are granted. The minimum exercise price of shares of our common stock covered by the stock options cannot be established unless the stock options are allocated to a particular optionee.

The exercise of any stock option is contingent upon our receipt of a written notice of exercise, accompanied by cash payment, certified cheque or bank draft for the full purchase price of shares of our common stock with respect to which the stock option is exercised.

The term of any stock options granted under our 2011 stock option plan must be determined by our board of directors, or by a special committee of our board of directors, if one is appointed, at the time of grant but, subject to earlier termination in the event of cessation as a director, officer, employee or consultant or in the event of death. The term of any stock options granted under our 2011 stock option plan may not exceed the maximum period permitted by any stock exchange on which shares of our common stock are then listed or other regulatory body having jurisdiction, which maximum period is presently 10 years from the date of grant.

If an optionee who is a director, officer employee or consultant of our company or a subsidiary of our company ceases to act in that capacity (for a reason other than death), the optionee may, but only within 90 days (30 days for an optionee who is engaged in investor relations activities on behalf of our company) after ceasing to be a director, officer, employee or consultant, exercise his stock options to the extent he was entitled to exercise them at the date of such cessation.

In the event of the death of an optionee, the stock options previously granted to him are exercisable only within 12 months next succeeding such death and then only by the person or persons to whom the optionee's rights under the stock options pass by the optionee's will or the laws of descent and distribution and if and to the extent that he was entitled to exercise the stock options at the date of his death.

The stock options are not transferable or assignable unless specifically provided in our 2011 Stock Option Plan. During the lifetime of an optionee, the stock options may only be exercised by the optionee.

The shares of our common stock will not be issued with respect to a stock option unless the exercise of such stock option and the issuance and delivery of such shares comply with applicable securities laws and the rules of any applicable stock exchange and stock quotation system. The optionee must pay us promptly upon exercise of a stock option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes resulting upon exercise of a stock option or otherwise related to a stock option or shares of our common stock acquired in connection with a stock option.

Our board of directors, or a special committee of our board of directors, if one has been appointed, may at any time terminate our 2011 Stock Option Plan. Our board of directors may, subject to such approvals as may be required under the rules of any stock exchange on which our common stock is then listed or other regulatory body having jurisdiction, also at any time may amend or revise the terms of our 2011 stock option plan, provided that no such amendment or revision alters the terms of any stock options theretofore granted under our 2011Stock Option Plan.

The following table summarizes certain information regarding our 2011 Stock Option Plan as at December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan
Equity compensation plans approved by security holders	9,600,000	$0.21	7,646,729
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**9,600,000**	**$0.21**	**7,646,729**

Recent Sales of Unregistered Securities

Since the beginning of our fiscal year ended December 31, 2011, we have not sold any equity securities that were not registered under the Securities Act of 1933 that were not previously reported in an annual report on Form 10-K, in a quarterly report on Form 10-Q or in a current report on Form 8-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our management's discussion and analysis of financial condition and results of operations provides a narrative about our financial performance and condition that should be read in conjunction with the audited consolidated financial statements and related notes thereto included in this annual report beginning at page 35 below. This discussion contains forward looking statements reflecting our current expectations and estimates and assumptions about events and trends that may affect our future operating results or financial position. Our actual results and the timing of certain events could differ materially from those discussed in these forward-looking statements due to a number of factors, including, but not limited to, those set forth in the sections of this annual report titled "*Risk Factors*" beginning at page 17 above and "*Forward-Looking Statements*" beginning at page 1 above.

Overview

We are in the business of exploring for oil and gas, primarily in Central and East Asia and the Balkans. In particular, we focus on underexplored areas. If we discover sufficient reserves of oil or gas, we intend to exploit them. Although we are currently focused primarily on projects located in certain geographic regions, we remain open to attractive opportunities in other areas. We do not have any known reserves on any of our properties.

We carry out our operations both directly and through participation in ventures with other oil and gas companies. We are involved in projects in Mongolia and Tajikistan and, until recently, a project in Chile. In addition, we own shares of Petromanas Energy Inc., which is involved in oil and gas activities in Albania, and shares of CJSC South Petroleum Company, which is involved in a project in the Kyrgyz Republic.

We have no operating income yet and, as a result, depend upon funding from various sources to continue operations and to implement our growth strategy.

Results of Operations

Net Income/Net Loss

For the year ended December 31, 2011, we had net loss of $53,015,719 as compared to a net income of $74,442,353 for the same period in 2010. This decrease in our net income is mainly attributable to non-operating income, which includes a loss in the fair value of investment in associate (Petromanas Energy Inc.) of $(42,891,819). During the same period in 2010, we recorded in February a gain from sale of subsidiary of $57,850,918 and a subsequent increase in the fair value of investment in associate of $25,851,061.

Operating Expenses

For the year ended December 31, 2011, our operating expenses increased by 7% to $10,060,263 from $9,421,318 reported for the same period in 2010. For the year ended December 31, 2011, we incurred higher exploration costs and higher administrative costs, while we recorded lower personnel costs and consulting fees.

Personnel Costs

For the year ended December 31, 2011, we incurred personnel costs of $2,258,383 as compared to $3,700,864 for the same period in 2010. This 39% decrease in our personnel costs is mainly attributable to lower stock-based compensation charges, which are non-cash. In 2011, we recorded stock-based or stock option-based compensation charges under personnel costs of $926,713 compared to $2,869,758 for 2010.

Exploration Costs

For the year ended December 31, 2011, we incurred exploration costs of $4,699,518 as compared to $1,965,606 for the same period in 2010. This increase of 139% mainly occurred in connection with our work program in Mongolia.

Depreciation

For the year ended December 31, 2011, we recorded depreciation of $47,822 as compared to $64,951 for the same period in 2010. This decrease of 26% is mainly attributable to the deconsolidation of our Albanian subsidiary as of February 24, 2010.

Consulting Fees

For the year ended December 31, 2011, we recorded consulting fees of $976,870 as compared to $2,263,856 for the same period in 2010. This decrease of 57% is mainly attributable to lower stock-based compensation charges. For the year ended December 31, 2011, we recorded a gain as a result of the quarterly revaluations of consultant stock options of $407,589 as compared to an expense of $1,306,903 for the same period in 2010.

Administrative Costs

For the year ended December 31, 2011, we recorded administrative costs of $2,077,670 as to $1,426,041 for the same period in 2010. This increase of 46% is mainly attributable to higher administrative costs incurred at the corporate level in connection with accounting and investor relations, and to higher administrative costs related to our operations in Mongolia and to new ventures (in Tajikistan we incurred lower administrative costs).

Non-Operating Income/Expense

For the year ended December 31, 2011, we recorded a non-operating expense of $43,006,776 as compared to a non-operating income of $83,866,319 for the same period in 2010. This is a decrease of $126,873,095 and is mainly attributable to two components:

- Firstly, we recorded for the year ended December 31, 2011 a loss in fair value in associate of $42,891,819 as compared to an income of 25,851,061 for the same period in 2010; and

- Secondly, we recorded for the year ended December 31, 2011 an income from the sale of our subsidiary of $0 as compared to $57,850,918 for the same period in 2010.

Liquidity and Capital Resources

Our cash balance as of December 31, 2011 was $13,629,370. Shareholders' equity as of December 31, 2011 was $41,621,337. As of December 31, 2011, total current assets were $14,134,056 and total current liabilities were $2,117,488, resulting in net working capital of $12,016,568. Of our cash balance as of December 31, 2011, $13,355,669 was on bank accounts of Manas Petroleum Corp. and $273,701 on accounts of subsidiaries. Since our company considers foreign subsidiaries to be permanently invested, taxes will be due in the event of repatriation.

On May 6, 2011, we completed a public offering of units pursuant to a long form prospectus filed in all of the Provinces of Canada except Quebec and a registration statement filed with the Securities and Exchange Commission on Form S-1 in the United States. In the offering, we sold a total of 44,450,500 units at a price of $0.50 per unit for aggregate gross proceeds of $22,225,250. Each unit consisted of one share of our common stock and one common share purchase warrant. Each common share purchase warrant entitles the purchaser to purchase one additional share of our common share until May 6, 2014 at a purchase price of $0.70 per share. Raymond James Ltd. acted as agent in the offering. As consideration for its assistance, we paid to Raymond James a cash commission equal to 6.75% of the gross proceeds of the offering (i.e. $1,500,204) and reimbursed Raymond James for expenses. In addition, our company issued to Raymond James agents' warrants that entitle Raymond James to purchase 1,333,515 shares of our common stock at a purchase price of $0.60 per share until May 6, 2013.

Cash Flows

	Year Ended December 31	
	2011	**2010**
Net Cash used in Operating Activities	(8,130,731)	(6,488,168)
Net Cash provided by Investing Activities	13,098	11,579,109
Net Cash provided by (used in) Financing Activities	20,089,590	(4,235,779)
Change in Cash and Cash Equivalents during the Period	**11,971,957**	**855,162**

Operating Activities

Net cash used in operating activities of $8,130,731 for the year ended December 31, 2011 has increased from net cash used of $6,488,168 for the same period in 2010. This increase of 25% is mainly attributable to increased exploration costs in connection with our activities in Mongolia.

Investing Activities

Net cash provided by investing activities of $13,098 for the year ended December 31, 2011 decreased from $11,579,109 for the same period in 2010. This decrease is mainly attributable to lower proceeds from sale of investment of $72,000 for the year ended December 31, 2011 (Disposal of Chilean component) as compared to $10,765,810 for the same period in 2010 when we recorded our sale of Manas Adriatic GmbH.

Financing Activities

Net cash provided by financing activities of $20,089,590 for the year ended December 31, 2011 has changed from net cash used of $4,235,779 for the same period in 2010. This increase is mainly attributable to net cash provided by the issuance of the public offering units of $19,877,000. In the same period in 2010 cash was mainly used to repay contingent convertible loans ($2,000,000), debentures ($4,000,000), promissory notes to shareholders ($540,646) and to settle a bank overdraft of $196,154. During the year ended December 2010, proceeds from the exercise of warrants and options positively affected cash flow from financing activities by $2,260,959 and $240,062, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Cash Requirements

The following table outlines the estimated cash requirements for our operations for the next 12 months:

Expense	Amount
Exploration	8,220,000
General & Administrative	3,300,000
Legal	170,000
Audit & Tax	270,000
Marketing	230,000
Total Expenses planned for next 12 months	**12,190,000**

We believe that our cash balance of $13,629,370 will be sufficient to cover expected cash expenses of $12,190,000 and to settle accounts payable of $1,194,844 in the next 12 months.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financial statements.

We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant estimates are related to the valuation of warrants and options.

There are accounting policies that we believe are significant to the presentation of our financial statements. The most significant of these are described below.

Exploration and evaluation costs

We account for our exploration costs on a successful efforts basis and therefore all geological and geophysical costs, which include costs of topographical, geological, and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies, are expensed as incurred.

Equity investment measured at fair value

For one of our investment in associates, we have elected the fair value option in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, for the subsequent measurement of the investment in associate. The shares of this investment in associate are traded on an active market and the quoted market price represents a readily determinable fair value and can be taken as a basis for the calculation of the fair value. Since the shares of our investment in associate are held in escrow and are subject to hold periods and an escrow release schedule, we apply an annual discount rate of 12% on the quoted market price based on the time before the shares become freely tradable. The discount rate is an estimate of the cost of capital, based on previous long-term debt the company has issued.

Stock-based Compensation

We account for all of our stock-based payments and awards applying the fair value method.

Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if we had paid cash instead of paying with or using equity based instruments. The costs of the stock-based payments to non-employees that are fully vested and non-forfeitable as at the grant date is measured and recognized at that date, unless there is a contractual term for services in which case such compensation would be amortized over the contractual term. For restricted share grants, we calculate the fair value applying a prorated discount of 12% on the share price at the grant date over the restriction period.

We account for the granting of share purchase options to employees using the fair value method whereby all awards to employees will be recorded at fair value on the date of the grant. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to additional capital surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional capital surplus, is recorded as an increase to share capital.

We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BDO

Phone +41 44 444 35 55
Fax +41 44 444 37 66
www.bdo.ch

BDO Visura International AG
Fabrikstrasse 50
CH-8031 Zurich

Report of Independent Registered Public Accounting Firm

Board of Directors
Manas Petroleum Corporation (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Manas Petroleum Corporation (An Exploration Stage Company) as of December 31, 2011 and 2010 and the related consolidated statements of operations and comprehensive income / (loss), statements of shareholders' equity (deficit), and cash flow statements for the years ended December 31, 2011 and 2010 and the period from May 25, 2004 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Manas Petroleum Corporation for the period from inception to December 31, 2008. Such statements are included in the cumulative inception to December 31, 2011 totals of the statements of operations and cash flows and reflect total revenues and net losses of $1,375,728 and $44,204,915, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts for the period from inception to December 31, 2008, included in the cumulative totals, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manas Petroleum Corporation at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 and the period from May 25, 2004 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Zurich, March 30, 2012

BDO Visura International AG

Andreas Wyss

Christoph Tschumi

MANAS PETROLEUM CORPORATION
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	12.31.2011 USD	12.31.2010 USD
ASSETS		
Cash and cash equivalents	13,629,370	1,736,571
Restricted cash	102,735	87,063
Accounts receivable	45,699	31,090
Prepaid expenses	356,252	337,124
Total current assets	**14,134,056**	**2,191,848**
Tangible fixed assets	80,829	85,420
Investment in associate	238,304	238,304
Investment in associate (Petromanas)	29,366,063	72,257,882
Total non-current assets	**29,685,196**	**72,581,606**
TOTAL ASSETS	**43,819,252**	**74,773,454**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	1,194,844	103,129
Accrued expenses professional fees	200,020	277,762
Accrued expenses exploration costs	237,657	-
Other accrued expenses	272,377	96,110
Refundable deposits	212,590	-
Total current liabilities	**2,117,488**	**477,001**
Pension liabilities	80,427	55,522
Total non-current liabilities	**80,427**	**55,522**
TOTAL LIABILITIES	**2,197,915**	**532,523**
Temporary equity (common stock USD 0.001 par value, 0 and 6,454,993 shares, respectively)	**-**	**2,517,447**
Common stock (300,000,000 shares authorized, USD 0.001 par value, 172,467,292 and 124,987,393 shares, respectively, issued and outstanding)	172,467	124,987
Additional paid-in capital	76,702,841	53,836,749
Retained earnings/(deficit) accumulated during the exploration stage	(35,304,972)	17,710,747
Accumulated other comprehensive income		
Currency translation adjustment	51,001	51,001
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)	**41,621,337**	**71,723,484**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**43,819,252**	**74,773,454**

MANAS PETROLEUM CORPORATION
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the year ended 12.31.2011 USD	12.31.2010 USD	Period from 05.25.2004 (Inception) to 12.31.2011 USD
OPERATING REVENUES			
Other revenues	-	-	1,375,728
Total revenues	**-**	**-**	**1,375,728**
OPERATING EXPENSES			
Personnel costs	(2,258,383)	(3,700,864)	(27,805,246)
Exploration costs	(4,699,518)	(1,965,606)	(13,336,656)
Depreciation	(47,822)	(64,951)	(279,969)
Consulting fees	(976,870)	(2,263,856)	(11,134,846)
Administrative costs	(2,077,670)	(1,426,041)	(15,376,419)
Total operating expenses	**(10,060,263)**	**(9,421,318)**	**(67,933,136)**
Gain from sale of investment	-	-	3,864,197
Loss from sale of investment	-	-	(900)
Operating loss	**(10,060,263)**	**(9,421,318)**	**(62,694,111)**
NON-OPERATING INCOME / (EXPENSE)			
Exchange differences	(79,158)	76,748	142,735
Changes in fair value of warrants	-	533,223	(10,441,089)
Warrants issuance expense	-	-	(9,439,775)
Gain from sale of subsidiary	-	57,850,918	57,850,918
Change in fair value of investment in associate	(42,891,819)	25,851,061	(17,040,758)
Interest income	560	5,985	604,016
Interest expense	(36,359)	(334,566)	(2,607,124)
Loss on extinguishment of debt	-	(117,049)	(117,049)
Income/(Loss) before taxes and equity in net loss of associate	**(53,067,039)**	**74,445,002**	**(43,742,237)**
Income taxes	(343)	(2,649)	(10,932)
Equity in net loss of associate	-	-	(24,523)
Net income/(loss) from continuing operations	**(53,067,382)**	**74,442,353**	**(43,777,692)**
DISCONTINUED OPERATIONS			
Gain from divestiture	51,663	-	51,663
Operating expenses	-	-	(647,213)
Income/(Loss) from discontinued operations	**51,663**	**-**	**(595,550)**
Net income/(loss)	**(53,015,719)**	**74,442,353**	**(44,373,242)**
Net loss attributable to non-controlling interest	-	-	(18,700)
Net income/(loss) attributable to Manas	**(53,015,719)**	**74,442,353**	**(44,391,942)**
Currency translation adjustment attributable to Manas	-	-	51,001
Net comprehensive income/(loss) attributable to Manas	**(53,015,719)**	**74,442,353**	**(44,340,941)**
Net comprehensive loss attributable to non-controlling interest	-	-	18,700
Net comprehensive income/(loss)	**(53,015,719)**	**74,442,353**	**(44,322,241)**
Weighted average number of outstanding shares (basic)	159,882,153	121,894,631	116,393,049
Weighted average number of outstanding shares (diluted)	159,882,153	124,533,272	116,393,049
Basic earnings/(loss) per share attributable to Manas	**(0.33)**	**0.61**	**(0.38)**
Basic earnings/(loss) per share - continuing operations	(0.33)	0.61	(0.37)
Basic earnings/(loss) per share - discontinuing operations	0.00	-	(0.01)
Diluted earnings/(loss) per share attributable to Manas	**(0.33)**	**0.60**	**(0.38)**
Diluted earnings/(loss) per share - continuing operations	(0.33)	0.60	0.37
Diluted earnings/(loss) per share - discontinuing operations	0.00	-	(0.01)

MANAS PETROLEUM CORPORATION
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED CASH FLOW STATEMENT

	For the year ended 12.31.2011 USD	12.31.2010 USD	Period from 05.25.2004 (Inception) to 12.31.2011 USD
OPERATING ACTIVITIES			
Net income/(loss)	**(53,015,719)**	**74,442,353**	**(44,373,242)**
To reconcile net income/(loss) to net cash used in operating activities			
Gain from sale of subsidiary	-	(57,850,918)	(57,850,918)
Gain from sale of investment	-	-	(3,864,197)
Loss from sale of investment	-	-	900
Gain from divestiture of discontinued operations	(72,000)	-	(72,000)
Change in fair value of investment in associate	42,891,819	(25,851,061)	17,040,758
Equity in net loss of associate	-	-	24,523
Depreciation	47,822	64,951	279,969
Amortization of debt issuance costs	-	112,619	349,910
Warrant issuance expense / (income)	-	(533,223)	19,880,864
Exchange differences	79,158	(76,748)	(142,735)
Non cash adjustment to exploration costs	-	(204,753)	(204,753)
Non cash interest income	-	(25,619)	(25,619)
Interest expense on contingently convertible loan	-	29,893	236,798
Loss on extinguishment of contingently convertible loan	-	83,202	83,202
Interest expense on debentures	-	78,974	764,142
Loss on extinguishment of debentures	-	33,847	33,847
Stock-based compensation	519,124	4,176,661	26,207,901
Decrease / (increase) in receivables and prepaid expenses	(33,737)	141,140	(398,386)
(Decrease) / increase in accounts payables	1,091,715	(480,499)	685,475
(Decrease) / increase in accrued expenses	336,182	(655,005)	635,845
Change in pension liability	24,905	26,018	80,427
Cash flow used in operating activities	**(8,130,731)**	**(6,488,168)**	**(40,627,289)**
INVESTING ACTIVITIES			
Purchase of tangible fixed assets and computer software	(43,230)	(8,526)	(476,185)
Sale of tangible fixed assets and computer software	-	-	79,326
Proceeds from sale of investment	72,000	10,765,810	14,837,810
Decrease / (increase) restricted cash	(15,672)	821,824	(102,735)
Acquisition of investment in associate	-	-	(67,747)
Cash flow from investing activities	**13,098**	**11,579,109**	**14,270,469**
FINANCING ACTIVITIES			
Contribution share capital founders	-	-	80,019
Issuance of units	22,225,250	-	37,282,734
Issuance of contingently convertible loan	-		1,680,000
Issuance of debentures	-		3,760,000
Issuance of promissory notes to shareholders	-		540,646
Repayment of contingently convertible loan	-	(2,000,000)	(2,000,000)
Repayment of debentures	-	(4,000,000)	(4,000,000)
Repayment of promissory notes to shareholders	-	(540,646)	(540,646)
Proceeds from exercise of options	-	240,062	240,062
Issuance of warrants	-	-	670,571
Proceeds from exercise of warrants	-	2,260,959	2,260,959
Cash arising on recapitalization	-	-	6,510
Shareholder loan repaid	-	-	(3,385,832)
Shareholder loan raised	-	-	4,653,720
Repayment of bank loan	-	-	(2,520,000)
Increase in bank loan	-	-	2,520,000
Increase in short-term loan	-	-	917,698
Payment of unit issuance costs	(2,348,250)	-	(2,348,250)
Payment of debt issuance costs	-	-	(279,910)
(Decrease) / increase in bank overdraft	-	(196,154)	-
Increase / (decrease) in refundable deposits	212,590	-	212,590
Cash flow (used in) / from financing activities	**20,089,590**	**(4,235,779)**	**39,750,871**
Net change in cash and cash equivalents	**11,971,957**	**855,162**	**13,394,051**
Cash and cash equivalents at the beginning of the period	1,736,571	804,663	-
Currency translation effect on cash and cash equivalents	(79,158)	76,748	235,319
Cash and cash equivalents at the end of the period	**13,629,370**	**1,736,571**	**13,629,370**

Supplement schedule of non-cash investing and financing activities:			
Forgiveness of debt by major shareholder	-	-	1,466,052
Deferred consideration for interest in CJSC South Petroleum Co.	-	-	193,003
Warrants issued to pay unit issuance costs	280,172	-	280,172
Warrants issued to pay placement commission expenses	-	-	2,689,910
Debenture interest paid in common shares	-	-	213,479
Forgiveness of advance payment from Petromanas Energy Inc.	-	917,698	917,698
Initial fair value of shares of investment in Petromanas	-	46,406,821	46,406,821
Forgiveness of receivable due from Manas Adriatic GmbH	-	(3,449,704)	(3,449,704)

MANAS PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIT)

SHAREHOLDERS' EQUITY/(DEFICIT)	Number of shares	Share capital	Additional paid-in capital	Deficit accumulated during the development stage	Accumulated Other Comprehensive Income/ (Loss)	Total shareholders' equity/(deficit)
Balance May 25, 2004	-	-	-	-	-	-
Contribution share capital from founders	80,000,000	80,000	19	-	-	**80,019**
Currency translation adjustment	-	-	-	-	(77,082)	(77,082)
Net loss for the period	-	-	-	(601,032)	-	(601,032)
Balance December 31, 2004	**80,000,000**	**80,000**	**19**	**(601,032)**	**(77,082)**	**(598,095)**
Balance January 1, 2005	**80,000,000**	**80,000**	**19**	**(601,032)**	**(77,082)**	**(598,095)**
Currency translation adjustment	-	-	-	-	218,699	218,699
Net loss for the year	-	-	-	(1,993,932)	-	(1,993,932)
Balance December 31, 2005	**80,000,000**	**80,000**	**19**	**(2,594,964)**	**141,617**	**(2,373,328)**
Balance January 1, 2006	**80,000,000**	**80,000**	**19**	**(2,594,964)**	**141,617**	**(2,373,328)**
Forgiveness of debt by major shareholder	-	-	1,466,052	-	-	1,466,052
Currency translation adjustment	-	-	-	-	(88,153)	(88,153)
Net income for the year	-	-	-	1,516,004	-	1,516,004
Balance December 31, 2006	**80,000,000**	**80,000**	**1,466,071**	**(1,078,960)**	**53,464**	**520,575**
Balance January 1, 2007	**80,000,000**	**80,000**	**1,466,071**	**(1,078,960)**	**53,464**	**520,575**
Recapitalization transaction	20,110,400	20,111	(356,732)	-	-	(336,621)
Stock-based compensation	880,000	880	7,244,409	-	-	7,245,289
Private placement of units, issued for cash	10,330,152	10,330	9,675,667	-	-	9,685,997
Private placement of units	10,709	11	(11)	-	-	-
Private placement of units, issued for cash	825,227	825	3,521,232	-	-	3,522,057
Currency translation adjustment	-	-	-	-	3,069	3,069
Net loss for the year	-	-	-	(12,825,496)	-	(12,825,496)
Balance December 31, 2007	**112,156,488**	**112,157**	**21,550,636**	**(13,904,456)**	**56,533**	**7,814,870**
Balance January 1, 2008	**112,156,488**	**112,157**	**21,550,636**	**(13,904,456)**	**56,533**	**7,814,870**
Stock-based compensation	2,895,245	2,895	9,787,978	-	-	9,790,873
Private placement of units, issued for cash	4,000,000	4,000	1,845,429	-	-	1,849,429
Issuance of warrants	-	-	10,110,346	-	-	10,110,346
Beneficial conversion feature	-	-	557,989	-	-	557,989
Currency translation adjustment	-	-	-	-	(13,212)	(13,212)
Net loss for the period	-	-	-	(30,296,106)	-	(30,296,106)
Balance December 31, 2008	**119,051,733**	**119,052**	**43,852,378**	**(44,200,563)**	**43,322**	**(185,811)**
Balance January 1, 2009	**119,051,733**	**119,052**	**43,852,378**	**(44,200,563)**	**43,322**	**(185,811)**
Adoption of ASC 815-40	-	-	(9,679,776)	9,086,972	-	(592,804)
Reclassification warrants	-	-	10,883,811	-	-	10,883,811
Stock-based compensation	-	-	4,475,953	-	-	4,475,953
Currency translation adjustment	-	-	-	-	7,679	7,679
Net loss for the year	-	-	-	(21,618,015)	-	(21,618,015)
Balance December 31, 2009	**119,051,733**	**119,052**	**49,532,366**	**(56,731,606)**	**51,001**	**(7,029,187)**
Balance January 1, 2010	**119,051,733**	**119,052**	**49,532,366**	**(56,731,606)**	**51,001**	**(7,029,187)**
Exercise of warrants	3,832,133	3,832	2,257,127	-	-	2,260,959
FV adjustment of exercised warrants	-	-	72,644	-	-	72,644
Reclassification warrants	-	-	77,439	-	-	77,439
Stock-based compensation	2,103,527	2,103	4,174,558	-	-	4,176,661
Shares to be issued	-	-	240,062	-	-	240,062
Redeemable shares	-	-	(2,517,447)	-	-	(2,517,447)
Net income for the period	-	-	-	74,442,353	-	74,442,353
Balance December 31, 2010	**124,987,393**	**124,987**	**53,836,749**	**17,710,747**	**51,001**	**71,723,484**
Balance January 1, 2011	**124,987,393**	**124,987**	**53,836,749**	**17,710,747**	**51,001**	**71,723,484**
Stock-based compensation	2,106,082	2,106	797,190	-	-	799,296
TSX listing units, issued for cash	44,450,500	44,451	19,552,378	-	-	19,596,829
Exercise of options	923,317	923	(923)	-	-	-
Redeemable shares	-	-	2,517,447	-	-	2,517,447
Net income for the period	-	-	-	(53,015,719)	-	(53,015,719)
Balance December 31, 2011	**172,467,292**	**172,467**	**76,702,841**	**(35,304,972)**	**51,001**	**41,621,337**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010

1. CORPORATE INFORMATION

The consolidated financial statements comprise Manas Petroleum Corporation ("Manas" or the "Company") and its subsidiaries (collectively, "the Group") for the year ended December 31, 2011 and 2010 and the period from May 25, 2004 (inception) to December 31, 2011.

In terms of the oil and gas industry lifecycle, the Company considers itself to be an exploration stage company. Since it has not realized any revenues from its planned principal operations, the Company presents its financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) that apply in establishing operating enterprises, i.e. development stage companies. As an exploration stage enterprise, the Company discloses the deficit accumulated during the exploration stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

The Company, formerly known as Express Systems Corporation, was incorporated in the State of Nevada on July 9, 1998.

On April 10, 2007, the Company completed the Exchange Transaction whereby it acquired its then sole subsidiary DWM Petroleum AG, Baar ("DWM Petroleum") pursuant to an exchange agreement signed in November 2006 whereby 100% of the shares of DWM Petroleum were exchanged for 80,000,000 common shares of the Company. As part of the closing of this exchange transaction, the Company issued 800,000 shares as finders' fees at the closing price of $3.20.

The acquisition of DWM Petroleum was accounted for as a merger of a private operating company into a non-operating public shell. Consequently, the Company is the continuing legal registrant for regulatory purposes and DWM Petroleum is treated as the continuing accounting acquirer for accounting and reporting purposes. The assets and liabilities of DWM Petroleum remained at historic cost. Under accounting principles generally accepted in the United States of America, in transactions involving the merger of a private operating company into a non-operating public shell, the transaction is equivalent to the issuance of stock by DWM Petroleum for the net monetary assets of the Company, accompanied by a recapitalization. The accounting is identical to a reverse acquisition, except that no goodwill or other intangibles are recorded.

The Company has a focused strategy on exploration and developing oil and gas resources in Central Asia (Tajikistan, Mongolia and the Kyrgyz Republic). In the Balkan Region (Albania) the Company holds an investment in associate (Petromanas Energy Inc.).

2. ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Scope and methods of consolidation

The consolidated financial statements include Manas Petroleum Corporation and all companies which Manas Petroleum Corporation directly or indirectly controls (over 50% of voting interest). The companies included in the consolidation are listed in Note 15.

Investments in which the Company exercises significant influence, but not control (generally 20% to 50% ownership) are accounted for using the equity method. The Group's share of earnings or losses is included in consolidated net income and the Group's share of the net assets is included in long-term assets. Investments where the Company holds less than 50% and has no ability to exercise significant influence are accounted for using the cost method, unless we have elected the fair value option in accordance with ASC 820.

Principles of consolidation

The annual closing date of the individual financial statements is December 31, with all cost and income items being reported in the period to which they relate. Intercompany income and expenses, including unrealized gross profits from internal Group transactions and intercompany receivables, payables and loans, have been eliminated. Companies acquired or divested in the course of the year are included in the consolidated financial statements as of the date of purchase respectively up to the date of sale.

Non-controlling interests in the net assets of consolidated subsidiaries are reported as equity. The amount of net income attributable to the non-controlling interest is identified in the consolidated statements of operations and comprehensive loss.

Foreign currency translation

The consolidated financial statements of the Group are presented in US dollars ("USD" or "$"). The parent Company's functional currency is the US dollar. Transactions in currencies other than the book currency are recorded using the appropriate exchange rate at the time of the transaction.

The functional currency for all of our consolidated subsidiaries is US dollar. For our subsidiary in Tajikistan that keeps its books in a currency other than US dollars, the company re-measures the Tajik financials as follows: Monetary assets and liabilities are translated using the balance sheet period-end date, while for the non-monetary assets and liabilities the historical rate is used. Expenses are translated using the average rate for the reporting period, except for depreciation and amortization, where the historical rate of the related asset or liability applies. Foreign currency translation gains and losses are reported on the statement of operations.

Concentrations of risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand. Cash and cash equivalents are subject to currency exchange rate fluctuations.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less (petty cash, bank balances and fiduciary deposits).

Equity investment measured at fair value

For one of our investment in associates, we have elected the fair value option in accordance with ASC 820 for the subsequent measurement of the investment in associate. The shares of this investment in associate are traded on an active market and the quoted market price represents a readily determinable fair value and can be taken as a basis for the calculation of the fair value. Since the shares of our investment in associate are held in escrow and are subject to hold periods and an escrow release schedule, we apply an annual discount rate of 12% on the quoted market price based on the time before the shares become freely tradable. The discount rate is an estimate of the cost of capital, based on previous long-term debt the company has issued.

Accounts receivable and prepaid expenses

This position includes receivables from third parties, value added taxes, withholding taxes, loans to employees, prepaid expenses for goods and services not yet received as well as income from the current year that will not be received until the following year. The carrying amount of these assets approximates their fair value. There is currently no reserve for bad debt.

Tangible fixed assets, computer software and depreciation

Tangible fixed assets (office equipment, vehicles and furniture) and computer software are recorded at cost and are depreciated on a straight-line basis over the following estimated useful lives:

Office equipment	4 years
Vehicles	5 - 6 years
Furniture	5 years
Computer software	2 years

Tangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The carrying value of a long-lived asset or asset group is considered to be impaired when the undiscounted expected cash flows from the asset or asset group are less than its carrying amount. In that event, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved.

Leased assets

Rentals payable under operating leases are charged to the income statement on a straight line basis.

Current liabilities

Current liabilities include current or renewable liabilities due within a maximum period of one year. Current liabilities are carried at their nominal value, which approximates fair market value. Exceptions are the Contingently Convertible Loan and the Debenture which were initially recorded at fair value and are subsequently carried at amortized cost and the warrant liability, which is carried at fair value.

Valuation of freestanding warrants

ASC 815, *Derivatives and Hedging*, requires measurement of free standing warrants classified as liability at fair value. In determining the appropriate fair value, the Company used a Black-Scholes model. These warrants are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as change in fair value of warrants.

Fair value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investment in Petromanas and refundable deposits. The fair value of these financial instruments approximate their carrying value due to the short maturities of these instruments, unless otherwise noted.

Non-current liabilities

Non-current liabilities include all known liabilities as per year end, which can reliably be quantified with a due date of at least one year after the date of the balance sheet.

Income taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of the Group companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where the Group has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is more likely than not, that future profits will be available and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

The Group is required to pay income taxes in a number of countries. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

The Group recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Group adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition of measurement of its uncertain tax positions. Interest and penalties related to uncertain tax positions are recognized as income tax expense.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. The Group's revenue during the year 2008 consists of consulting fees from contracts with fees based on time and materials which are recognized as the services are performed and amounts are earned and options premiums received for the farm-out of the Group's exploration interests. The Group did not earn revenue during the years 2010 and 2011.

Exploration and evaluation costs

For exploration and evaluation costs the successful efforts method is applied. All current costs represent geological and geophysical exploration costs and have therefore been charged to the statement of operations as incurred.

Related parties

Parties are considered to be related if one party directly or indirectly controls, is controlled by, or is under common control with the other party, if it has an interest in the other party that gives it significant influence over the party, if it has joint control over the party, or if it is an associate or a joint venture. Senior management of the company and close family members is also deemed to be related parties.

Pension plans

In accordance with ASC 715-30, *Defined Benefit Plans – Pension*, the Group recognizes the funded status of the defined benefit plans in the balance sheet. Actuarial gains and losses are fully recognized in the statement of operations of the respective period.

Stock-based compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards. For employees fair value is estimated at the grant date and for non-employees fair value is re-measured at each reporting date as required by ASC 718, *Compensation-Stock Compensation,* and ASC 505-50, *Equity-Based Payments to Non-Employees.* Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The model input assumptions are determined based on available internal and external data sources. The risk free rate used in the model is based on the US treasury rate for the expected contractual term. Expected volatility is based on the Company's own historical share price volatility, since the Company's share price data can be traced back to April 2, 2007. For restricted share grants, we calculate the fair value applying a prorated discount of 12% on the share price at the grant date over the restriction period. The discount rate is an estimate of the cost of capital, based on previous long-term debt the Company has issued.

Earnings per share

Basic earnings per share are calculated using the Company's weighted-average outstanding common shares. When the effects are not anti-dilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of warrants and stock options as determined under the treasury stock method.

3. NEW ACCOUNTING STANDARDS

Recently adopted accounting pronouncements

In April 2010, the Financial Accounting Standards Board, ("FASB") issued Accounting Standards Update ("ASU") 2010-13, *Compensation - Stock Compensation (Topic 718) - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.* ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this standard had no effect on our results of operation or our financial position.

New accounting pronouncements - not yet adopted

In May 2011, the FASB released ASU 2011-5, *Comprehensive Income (Topic 220) - Presentation of Comprehensive Income* and then amended in December, to narrow the options that are available for reporting financial performance. While the rules for determining net income and earnings per share (EPS) remain unchanged, the items reported below net income that make up other comprehensive income (OCI), including pension adjustments and changes in the fair value of some marketable securities, may no longer be presented in a statement of changes in stockholders' equity. The amendments in ASU 2011-5 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. The adoption of this standard will not have an effect on our results of operation or our financial position.

In May 2011, the FASB released ASU 2011-4, *Fair Value Measurement (Topic 720) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and in IFRS* as part of its convergence efforts with the IASB to ensure that fair value has the same meaning in U.S. GAAP and in IFRS and that their respective fair value measurement and disclosure requirements are the same, except for minor stylistic differences. Importantly, the ASU does not change when a fair value measurement is required under U.S. GAAP. The amendments in ASU 2011-4 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. The adoption of this standard will not have an effect on our results of operation or our financial position.

4. CASH AND CASH EQUIVALENTS

	USD (held in USD)	USD (held in EUR)	USD (held in CHF)	USD (held in other currencies)	USD TOTAL Dec 31, 2011	USD TOTAL Dec 31, 2010
Cash and cash equivalents	13,583,697	17,293	21,572	6,808	13,629,370	1,736,571

Cash and cash equivalents are available to the Group without restriction or limitation on withdrawal and/or use of these funds. The Group's cash equivalents are placed with high credit rated financial institutions. The carrying amount of these assets approximates their fair value.

5. TANGIBLE FIXED ASSETS

The following tables show the Company's tangible fixed assets for the years ended December 31, 2011 and 2010, respectively:

2011	Office equipment & furniture	Vehicles	Leasehold improvements	Total
	USD	USD	USD	USD
Cost at January 1	**125,196**	**89,500**	**47,375**	**262,071**
Additions	43,230	-	-	**43,230**
Cost at December 31	**168,426**	**89,500**	**47,375**	**305,301**
Accumulated depreciation at January 1	**(84,080)**	**(63,501)**	**(29,069)**	**(176,651)**
Depreciation	(16,893)	(21,453)	(9,476)	**(47,822)**
Accumulated depreciation at December 31	**(100,973)**	**(84,954)**	**(38,545)**	**(224,472)**
Net book value at December 31	**67,453**	**4,546**	**8,830**	**80,829**

2010	Office equipment & furniture	Vehicles	Leasehold improvements	Total
	USD	USD	USD	USD
Cost at January 1	**144,196**	**127,379**	**47,375**	**318,950**
Additions	8,526	-	-	**8,526**
Deconsolidation of Manas Adriatic	(27,526)	(37,879)	-	**(65,405)**
Cost at December 31	**125,196**	**89,500**	**47,375**	**262,071**
Accumulated depreciation at January 1	**(68,088)**	**(53,077)**	**(19,593)**	**(140,759)**
Depreciation	(32,760)	(22,715)	(9,476)	**(64,951)**
Deconsolidation of Manas Adriatic	16,768	12,291	-	**29,059**
Accumulated depreciation at December 31	**(84,080)**	**(63,501)**	**(29,069)**	**(176,651)**
Net book value at December 31	**41,116**	**25,999**	**18,306**	**85,420**

Depreciation expense for the years ended December 31, 2011 and 2010 were $47,822 and $64,951, respectively.

6. STOCK COMPENSATION PROGRAM

2007 Omnibus Stock Option Plan

On May 1, 2007, the Board of Directors approved the granting of stock options according to a Nonqualified Stock Option Plan. This stock option plan has the purpose (a) to ensure the retention of the services of existing executive personnel, key employees, and Directors of the Company or its affiliates; (b) to attract and retain competent new executive personnel, key employees, consultants and Directors; (c) to provide incentive to all such personnel, employees, consultants and Directors to devote their utmost effort and skill to the advancement and betterment of the Company, by permitting them to participate in the ownership of the Company and thereby in the success and increased value of the Company; and (d) allowing vendors, service providers, consultants, business associates, strategic partners, and others, with or that the Board of Directors anticipates will have an important business relationship with the Company or its affiliates, the opportunity to participate in the ownership of the Company and thereby to have an interest in the success and increased value of the Company.

This plan constitutes a single "omnibus" plan, the Nonqualified Stock Option Plan ("NQSO Plan") which provides grants of nonqualified stock options ("NQSOs"). The maximum number of shares of common stock that may be purchased under the plan is 20,000,000.

2011 Stock Option Plan

At the Company's Annual and Special Meeting of Shareholders held on September 22, 2011, the shareholders approved the Company's 2011 stock option plan. The purpose of the 2011 stock option plan is to advance the interests of the Company by encouraging its directors, officers, employees and consultants to acquire shares of the Company's common stock, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and providing them with additional incentive to assist the Company in building value.

The 2011 Stock Option Plan authorizes the Company to issue options to purchase such number of the Company's common shares as is equal to up to 10% of the number of issued and outstanding shares of the Company's common stock at the time of the grant (it is the type of stock option plan referred to as a "rolling" stock option plan).

If all or any portion of any stock option granted under the 2011 Stock Option Plan expires or terminates without having been exercised in full, the unexercised balance will be returned to the pool of stock available for grant under the 2011 stock option plan.

Recognition of Stock-based Compensation Costs

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. For employees fair value is estimated at the grant date and for non-employees fair value is re-measured at each reporting date. Compensation costs for unvested stock options and unvested share grants are expensed over the requisite service period on a straight-line basis.

Grants

2010

On February 24, 2010, the Company re-priced an aggregate of 4,350,000 stock options originally granted to three of our directors and/or officers on May 2, 2007 from an original exercise price of $4.00 to $0.70. We also re-priced 400,000 stock options granted to one of our directors and officers on June 25, 2007 from an original exercise price of $5.50 to $0.70. The cancellation of these stock options accompanied by the concurrent stock option grants (replacement awards) was accounted for as follows: (i) for the vested options, the incremental fair value, which is measured as the excess fair value of the modified awards over the fair value of the original awards at the time of modification, was recorded as compensation expense, (ii) regarding the unvested options, the re-pricing did not change our expectation that the awards will ultimately vest (type 1 modification) and incremental costs are recorded accordingly over the remaining vesting period. For the cancellation and replacement of the stock option grants, the company expensed $1,441,321 immediately for options that had already vested and $50,038 over the remaining vesting period for options that had not vested yet.

On February 24, 2010, the Company granted stock options to a director of one of our subsidiaries to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.70 per share for a term expiring February 24, 2015. The options vest in 12 quarterly installments, subject to proration to account for any partial calendar quarter at the beginning of the vesting period, with the first installment to vest on the first day of the first full calendar quarter after the date of the optionee's stock option agreement, and with each subsequent installment to vest on the first day of each calendar quarter thereafter. The grant is subject to the execution of stock option agreements by the optionees and the terms of our revised 2008 stock option plan. As of October 1, 2010, this director of one of our subsidiaries has become an employee of our company. The fair value as of October 1, 2010 will be recorded over the remaining vesting period.

On June 2, 2010, the Company granted stock options to a consultant to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $0.80 per share for a term expiring June 2, 2013. The options vest in 12 quarterly installments, subject to proration to account for any partial calendar quarter after the date of the optionee's stock option agreement, and with each subsequent installment to vest on the first day of each calendar quarter thereafter. On July 21, 2010, the consultant ceased to act as a consultant of the company, his options were cancelled and we issued 150,000 warrants with the same terms instead. As vesting is no longer tied to the services rendered by the consultant, we expensed $39,839 to account for the fair value of the warrants on July 21, 2010.

On September 14, 2010, the Company granted to one of our employees according to an employment agreement dated May 1, 2010 vested 100,000 shares of our common stock, which are subject to a hold period until May 1, 2011. On the first day of anniversary date beginning with May 1, 2011, he is to receive an additional vested 100,000 shares of our common stock until 2014. On May 1, 2015, he is to receive vested 200,000 shares of our common stock. All granted shares are subject to one-year hold period from the date of each grant. To account for this share grant, we made the following assumptions: the market price of the shares at the grant date is the basis for all grants (initial and potential grants in the future). The fair value of the shares is determined by applying a discount of 12% for the one year hold period. The fair value of the grant was determined to be $326,473 and will be expensed over the requisite service period.

On September 16, 2010, the Company granted stock options to a director to purchase 500,000 shares of our common stock at an exercise price of $0.52 per share and 500,000 shares of our common stock at an exercise price of $0.65 per share until September 16, 2020. The options vest in 12 quarterly installments, subject to proration to account for any partial calendar quarter after the date of the optionee's stock option agreement, and with each subsequent installment to vest on the first day of each calendar quarter thereafter.

On September 16, 2010, the term of a director elapsed. His non-vested options forfeited on that date and his vested options (i.e. 923,356 options with an exercise price of $0.26 and 400,000 options with an exercise price of $0.70) remained exercisable for 90 days and expired on December 16, 2010. On December 14, 2010 a total of 923,317 options with a strike price of $0.26 were exercised and the Company received $240,062. The shares were issued on January 10, 2011.

On December 6, 2010, the Company issued 2,000,000 shares of our common stock to a consultant in consideration for his consulting services. Half the shares are restricted from trading for 12 months, while the other half are restricted from trading for 24 months. The fair value of the share grant was calculated by discounting the market price on the grant date by 12% pro rata temporis to account for the trading restrictions. The total grant was valued at $953,658 and expensed on December 6, 2010.

On December 7, 2010, the Company entered into a consulting agreement effective October 1, 2010 with a consultant to provide our company with business opportunities in petroleum exploration and development. Pursuant to this agreement we issued an aggregate of 3,527 shares of our common stock to this consultant on December 9, 2010 (1,920 shares for the services performed during the month of October 2010 and 1,607 shares for the services performed during the month of November 2010).

2011

On January 5, 2011, the Company issued 1,000 shares to a consultant for services performed during the month of December 2010 pursuant to a consulting agreement entered into on December 7, 2010.

On January 10, 2011, the Company issued 923,317 shares of its common stock at an exercise price of $0.26 per share upon exercise of stock options. 250,000 of these shares are subject to a dribble-out clause, which allows a cumulative release of 3% of these shares (7,500 shares) every quarter.

On February 3, 2011, the Company issued 1,186 shares to a consultant for services performed during the month of January 2011 pursuant to a consulting agreement entered into on December 7, 2010.

On March 2, 2011, the Company issued 1,765 shares to a consultant for services performed during the month of February 2011 pursuant to a consulting agreement entered into on December 7, 2010.

On March 31, 2011, 1,500,000 vested options with an exercise price of $0.70 per share expired unexercised as a result of the termination, effective December 31, 2010, of an employment agreement.

On April 1, 2011, the Company issued 2,131 shares to a consultant for services performed during the month of March 2011 pursuant to a consulting agreement dated in December 2010.

On May 17, 2011, the Company issued 100,000 shares of its common stock to an employee pursuant to an employment agreement dated May 1, 2010. These shares are subject to a hold period until May 1, 2012. The fair value of these shares has been determined at the initial grant date on September 14, 2010 and is expensed together with the fair values of potential future grants over the requisite service period.

On September 1, 2011, the Company entered into a consulting agreement with a consultant for the provision of investor relations and marketing services to the Company. Under the terms of the consulting agreement, the consultant will be paid a monthly fee of $10,000 and the Company issued 500,000 stock options to purchase shares of its common stock at an exercise price of $0.225 per share until September 1, 2016. These options are to vest in three installments over a period of 18 months, i.e. 166,666 options vest on March 1, 2012, 166,667 options vest on September 1, 2012 and 166,667 options vest on March 1, 2013.

On September 22, 2011, the Company issued 2,000,000 shares of its common stock to a director in part as compensation for services previously provided and in part as an incentive to him to continue to provide services to the Company in the future. Half of the 2,000,000 shares are subject to a one-year hold period from the date of issuance, while the other half are subject to a two-year hold period from the date of issuance. The fair value of the share grant was calculated by discounting the market price on the grant date by 12% pro rata temporis to account for the trading restrictions. The total grant was valued at $356,800.

On September 22, 2011, the Company issued under the 2011 stock option plan a total of 9,100,000 stock options to four directors, two officers and one employee. All of these options are for a term of ten years from the date of grant, have an exercise price of $0.215 (being the closing share price, last sale of the day on September 21, 2011, on the OTC BB) and vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

On November 1, 2011, the Company cancelled 3,000,000 options under the 2011 stock option plan to a director that were initially granted on September 22, 2011 and re-issued the equal number of options to him in order to align the grant with the beginning of his term as President. These options have an exercise price of $0.215 and expire on November 1, 2021. The options vest in four equal installments over 24 months, with installments vesting on May 1, 2012, November 1, 2012, May 1, 2013 and November 1, 2013.

On November 23, 2011, the Company issued to a consultant 500,000 stock options to purchase shares of its common stock at an exercise price of $0.20 per share pursuant to a consulting agreement dated November 22, 2011 for the provision of investor relations and corporate communication services in Europe. These options expire on November 23, 2016 and shall become exercisable in four installments over a period of 24 months, with the first installment of 125,000 shares vesting May 23, 2012, the second installment of 125,000 shares vesting November 23, 2012, the third installment of 125,000 shares vesting May 23, 2012, and the fourth installment of 125,000 shares vesting November 23, 2013.

6.1. Stock Option Grants

The Company calculates the fair value of the options granted applying the Black-Scholes option pricing model. Expected volatility is based on the Company's own historical share price volatility. The Company's share price data can be traced back to April 2, 2007, and the Company believes that this set of data is sufficient to determine expected volatility as input for the Black-Scholes option pricing model.

The following table shows the weighted average assumptions used in the Black-Scholes option pricing model to calculate the fair values of the options granted during the financial years ended December 31, 2011 and 2010:

Assumptions used	2011	2010
Expected dividend yield	0%	0%
Expected volatility	108%	89%
Risk-free interest rate	1.02%	1.735%
Expected term (in years)	5.56	4.59

During the year ended December 31, 2011 and 2010, the weighted-average fair value of options granted was $0.16 and $0.48 at the grant date, respectively.

The following table illustrates the development of the Company's non-vested options during the year ended December 31, 2011:

Non-vested options	Shares under option	Weighted-average grant date fair value
Non-vested at December 31, 2010	3,220,250	0.34
Granted	13,100,000	0.16
Vested	(1,800,000)	0.19
Forfeited or Canceled	(3,000,000)	0.17
Non-vested at December 31, 2011	11,520,250	0.18

As of December 31, 2011, there was $1,811,305 of unrecognized compensation expense related to non-vested stock option based compensation arrangements. These expenses are expected to be recognized over a weighted-average period of 1.80 years.

The following tables summarize the Company's stock option activity for the years ended December 31, 2011 and 2010:

Outstanding Options	Shares under option	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2010	9,750,000	0.58		
Granted	13,100,000	0.21		
Exercised	-	-		
Forfeited or expired	(4,500,000)	0.38		
Outstanding at December 31, 2011	18,350,000	0.37	7.04	-
Exercisable at December 31, 2011	6,829,750	0.56	4.05	-

Outstanding Options	Shares under option	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2009	10,150,000	2.12		
Cancellation (repricing)	(4,750,000)	4.13		
Re-granted (repricing)	4,750,000	0.70		
Granted	2,150,000	0.65		
Reclassified as warrants	(150,000)	0.80		
Exercised	(923,317)	0.26		
Forfeited or expired	(1,476,683)	0.38		
Outstanding at December 31, 2010	9,750,000	0.58	5.39	856,000
Exercisable at December 31, 2010	6,529,750	0.61	5.38	458,918

The following table summarizes information about the Company's stock options as of December 31, 2011:

	Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	WA Remaining Contractual Term	Number of Options	WA Remaining Contractual Term
0.2000	500,000	4.90	-	0.00
0.2150	9,100,000	9.76	-	0.00
0.2250	500,000	4.67	-	0.00
0.2600	2,400,000	0.33	2,138,460	0.33
0.5200	500,000	8.71	214,676	8.71
0.6500	500,000	8.71	214,676	8.71
0.6800	500,000	7.61	398,100	7.61
0.7000	3,850,000	4.77	3,465,738	4.95
0.7900	500,000	7.61	398,100	7.61
Total	**18,350,000**	**7.04**	**6,829,750**	**4.05**

As of December 31, 2011 all options were out-of-the-money and, therefore, they had no intrinsic value.

6.2. Share Grants

The Company calculates the fair value of share grants at the grant date based on the market price at closing. For restricted share grants, we apply a prorated discount of 12% on the market price of the shares over the restriction period. The discount rate is an estimate of the cost of capital, based on previous long-term debt the company has issued.

The following tables illustrate the development of the Company's non-vested shares during the years ended December 31, 2011 and 2010:

Non-vested shares	Shares	Weighted-average grant date fair value
Non-vested at December 31, 2010	600,000	0.47
Granted	2,006,082	0.18
Vested	(2,106,082)	0.19
Forfeited	-	-
Non-vested at December 31, 2011	500,000	0.47

Non-vested shares	Shares	Weighted-average grant date fair value
Non-vested at December 31, 2009	-	-
Granted	2,703,527	0.54
Vested	(2,103,527)	0.56
Forfeited	-	-
Non-vested at December 31, 2010	600,000	0.47

As of December 31, 2011, unrecognized expenses related to share grants amounted to $204,155. These expenses are expected to be recognized over a weighted-average period of 3.33 years.

6.3. Summary Stock-based Compensation

The following table summarizes the recorded expenses in connection with stock-based compensation for the year ended December 31, 2011 and 2010:

Stock-based Compensation Expenses	2011	2010
Option grants	97,395	3,119,714
Warrant grants	-	39,839
Share grants	421,729	1,017,108
Total	**519,124**	**4,176,661**
Recorded under Personnel	926,713	2,869,758
Recorded under Consulting Fees	(407,589)	1,306,903

7. PUBLIC OFFERING – UNIT FINANCING

On May 6, 2011 the Company completed a public offering of units pursuant to a long form prospectus filed in all of the Provinces of Canada except Quebec and a registration statement filed with the Securities and Exchange Commission on Form S-1 in the United States. In the Offering, the Company sold a total of 44,450,500 units at a price of $0.50 per unit for aggregate gross proceeds of $22,225,250. Each unit consisted of one share of common stock in the capital of the Company and one common share purchase warrant ("Unit Warrant"). Each Unit Warrant entitles the purchaser to purchase one additional common share until May 6, 2014 at a purchase price of $0.70.

Raymond James Ltd. acted as agent in the Offering. As consideration for its assistance, the Company paid to Raymond James a cash commission equal to 6.75% of the gross proceeds of the offering (i.e. $1,500,204) and reimbursed Raymond James for expenses. In addition, the Company issued to Raymond James agents' warrants ("Agent Warrants") that entitle Raymond James to purchase 1,333,515 shares of the Company's common stock at a purchase price of $0.60 until May 6, 2013. The fair value of the Agent Warrants was determined using the Black-Scholes option pricing model. The inputs for the variables used in the Black-Scholes formula per May 6, 2011 are shown in the following table:

Stock price	0.46
Expected dividend yield	0%
Expected volatility	99%
Risk-free rate	0.57%
Expected term (in years)	2

The fair value per Agent Warrant was $0.2101. The total costs associated with all Agent Warrants amounted to $280,171. This amount was directly charged against equity and had no impact on the Company's statement of operations.

The following table summarizes the payments of issuance costs:

Agent commission	1,552,093
Legal	448,857
Audit	128,876
Other	218,424
Total issuance costs (cash)	**2,348,250**

Net cash proceeds from the public offering amounted to $19,877,000 and were recorded in shareholders' equity, net of non-cash issuance costs associated with the Agent Warrants, i.e. $19,596,829. Refer to Note 8 for the discussion of the warrants.

8. WARRANTS

The Company's risk management objectives are to ensure that business and financial exposures to risk that have been identified and measured are minimized using the most effective and efficient methods to reduce, transfer and, when possible, eliminate such exposures. Operating decisions contemplate associated risks and management strives to structure proposed transactions to avoid or reduce risk whenever possible. ASC 815 requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

2010

On April 10, 2010, 2,357,556 Warrants from the Warrant B Equity PP1 Series granted on April 10, 2007 were exercised and 32,696,207 expired unexercised.

On April 10, 2010, 89,831 Warrants from the Brokerage Warrant PP 1 Series granted on April 10, 2010 were exercised and 5,790,213 expired unexercised.

On April 30, 2010, 1,384,746 Warrants from the Debenture Warrants Series granted on April 30, 2008 were exercised and 2,174,576 expired unexercised.

On June 2, 2010, we granted a consultant, stock options to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $0.80 per share for a term expiring June 2, 2013 in consideration for the consulting services provided by him. On July 21, 2010, the consultant ceased to act as a consultant of the company. His options were cancelled and we issued 150,000 warrants with the same terms instead. In connection with the warrants granted on July 21, 2010 we expensed during the year ended December 31, 2010 $39,839 as consultant expense (included in stock based compensation).

On September 1, 2010, 4,000,000 Warrants from the Equity PP3 Series granted on September 1, 2008 expired unexercised.

As of December 31, 2010, the following Warrant agreements have been amended during the year and, in accordance with ASC 815-40, needed to be reclassified as stockholder's equity:

Warrant Series - expired	# of Warrants	Strike price	Grant date	Expiry date	Fair Value at date of reclassification
Warrant B Equity PP1	681,695	0.59	April 10, 2007	April 10, 2010	$77,439
				Total reclassified	$77,439

The fair value of liability classified warrants that were exercised during the year ended December 31, 2010 of $72,643 was reclassified to additional paid-in capital.

2011

On May 6, 2011, upon completion of its public offering, the Company issued 44,450,500 Unit Warrants and 1,333,515 Agent Warrants. The Unit Warrants are exercisable until May 6, 2014 and the Agent Warrants until May 6, 2013, respectively (please refer to Note 7, above, for additional information about this public offering). In accordance with ASC 815, the Company determined that the Unit Warrants and the Agent Warrants are to be classified in stockholders' equity due to the fact that there are no cash settlement provisions, no re-set provisions or any other provisions that would require liability accounting.

Warrant activity

The following tables summarize the Company's warrant activities for the years ended December 31, 2011 and 2010:

Number of Warrants	**Classified as liability**	**Classified as equity**	**Total**	**Weighted-average exercise price**
Outstanding at December 31, 2010	-	150,000	150,000	0.80
Granted	-	45,784,015	45,784,015	0.70
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at December 31, 2011	-	45,934,015	45,934,015	0.70

Number of Warrants	Classified as liability	Classified as equity	Total	Weighted-average exercise price
Outstanding at December 31, 2009	5,581,532	42,911,597	48,493,129	0.62
Reclassification upon amendment of warrant agreement	(681,695)	681,695	-	0.59
Granted	-	150,000	150,000	0.80
Exercised	(350,763)	(3,481,370)	(3,832,133)	0.59
Forfeited or expired	(4,549,074)	(40,111,922)	(44,660,996)	0.59
Outstanding at December 31, 2010	-	150,000	150,000	0.80

Warrants Outstanding

As of December 31, 2011 and December 31, 2010, the Company had 45,934,015 and 150,000 warrants outstanding to purchase common stock, respectively. Each warrant entitles the holder to purchase one share of the Company's common stock. The Company has enough shares of common stock authorized in the event that these warrants are exercised.

The following table summarizes information about the Company's warrants outstanding as of December 31, 2011:

Warrant series	Number	Strike price	Grant date	Expiry date
Grant	150,000	0.80	June 2, 2010	June 2, 2013
Unit Warrants	44,450,500	0.70	May 6, 2011	May 6, 2014
Agents' Warrants	1,333,515	0.60	May 6, 2011	May 6, 2013
Total warrants outstanding	**45,934,015**			

The following table summarizes information about the Company's warrants outstanding as of December 31, 2010:

Warrant series	Number	Strike price	Grant date	Expiry date
Grant	150,000	0.8	June 2, 2010	June 2, 2013
Total warrants outstanding	**150,000**			

In connection with warrant grants for the year ended December 31, 2011 and 2010 we expensed $0 and $39,839 (included in stock-based compensation), respectively.

For the year ended December 31, 2011 and 2010 we recorded in Changes in fair value of warrants $0 and $533,223 respectively.

9. SALE OF MANAS ADRIATIC

On February 12, 2010 the Company signed a formal share purchase agreement with WWI Resources Ltd., a Canadian public company (TSXV: PMI). On February 24, 2010, the Company completed the sale of all of the issued and outstanding shares of Manas Adriatic to WWI Resources Ltd. At closing, WWI Resources changed its name to Petromanas Energy Inc. ("Petromanas").

As consideration for the shares of Manas Adriatic, Petromanas advanced to DWM Petroleum AG, the Company's wholly-owned subsidiary, the sum of $917,723 in December 2009 in payment of expenses, and it paid to DWM Petroleum CAD $2,000,000 ($1,937,396) in cash on March 3, 2010, $350,000 on May 17, 2010 for compensation of operational expenses in Albania for January and February 2010. In addition, Petromanas issued to DWM Petroleum 100,000,000 Petromanas common shares. At closing, the purchase agreement provided that DWM Petroleum would be entitled to receive an aggregate of up to an additional 150,000,000 Petromanas common shares as follows:

- 100,000,000 Petromanas common shares upon completion of the first well on the Albanian project by Manas Adriatic, or on the date that is 16 months after the Closing Date, whichever occurs first;

- 25,000,000 Petromanas common shares if, on or before the tenth anniversary of the Closing Date, Manas Adriatic receives a report prepared pursuant to Canada's National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, confirming that the Albanian project has 2P reserves of not less than 50,000,000 barrels of oil (BOE); and

- if, on or before the tenth anniversary of the Closing Date, Manas Adriatic receives a report prepared pursuant to Canada's National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, confirming that the Albanian project has 2P reserves in excess of 50,000,000 BOEs, then for each 50,000,000 BOEs over and above 50,000,000 BOEs, Petromanas will be required to issue 500,000 Petromanas common shares to DWM Petroleum to a maximum of 25,000,000 Petromanas common shares.

At closing, Petromanas also funded Manas Adriatic with $8,500,000 to be used by Manas Adriatic to repay advances previously made by DWM Petroleum and its predecessors in respect of the Albanian project and Petromanas appointed to its six member board of directors three directors who were nominated by our company (Michael Velletta, Heinz Scholz and Peter-Mark Vogel). Also at closing, the board of directors of Petromanas appointed Erik Herlyn (our former Chief Executive Officer) and Ari Muljana (our Chief Financial Officer) as the Chief Executive Officer and Chief Financial Officer, respectively, of Petromanas. Erik Herlyn ceased to act as Chief Executive Officer of Petromanas on July 15, 2010; Ari Muljana ceased to act as Chief Financial Officer of Petromanas on August 31, 2010, respectively.

Contemporaneously with the completion of its purchase of Manas Adriatic, Petromanas completed a private placement offering in which it sold 100,000,000 of its common shares for gross proceeds of CAD $25,000,000 (approximately $24,518,000). After adjustment for the 100,000,000 common shares issued to DWM Petroleum at the completion of the sale of Manas Adriatic and the 100,000,000 common shares issued in this private placement, Petromanas had 328,231,466 common shares issued and outstanding, of which DWM Petroleum owned 100,000,000, or approximately 30.47%.

Immediately following the closing, the Company analyzed whether it had obtained control of Petromanas at closing. In conducting this analysis, the Company's management considered beneficial ownership of voting power (both diluted and undiluted), composition of the Petromanas board of directors and management, the terms of the purchase agreement and the relative size of Petromanas and Manas Adriatic. Based on this analysis, the Company concluded that:

- the Company did not have majority voting interest in Petromanas. DWM Petroleum, the Company's wholly-owned subsidiary, held 100,000,000 outstanding shares of Petromanas, which represented 30.47% of the issued and outstanding shares of Petromanas;

- the Company's nominees did not constitute a majority of the board of directors of Petromanas, nor did the Company have the ability to appoint, elect or remove a director of Petromanas;

- although two of the three executive officers of Petromanas were also officers of the Company, this was a temporary solution and, due to the inherent conflicts of interest, was subject to change in near future;

- no assessment could be made concerning whether or not a significant premium was paid by either party in respect of the exchange of equity interests; and

- both Petromanas and Manas Adriatic were small companies, neither had yet generated any revenue and neither was significantly larger than the other.

Based on the above, the Company's management concluded that it did not obtain control over Petromanas upon closing of the transaction. The transaction therefore was accounted for in accordance with ASC 810-10-40, which resulted in a de-recognition of the subsidiary, Manas Adriatic GmbH, in exchange for cash received, liabilities assumed and Petromanas common shares issued.

The shares of Petromanas are traded on the TSX-V, which is an active market and the Company believes that the quoted market price for Petromanas common shares (TSXV:PMI) is readily determinable and can reasonable be taken as a basis for the calculation of the fair value.

The Company's management reached this conclusion based on an assessment on the following criteria:

- The shares are traded in a foreign market of breadth and scope comparable to the OTCBB, which according to ASC 820 provides readily determinable fair value for equity securities;
- Bid/ask-spreads are narrow; and
- Trading activity is regular and frequent.

In addition, the shares of Petromanas owned by DWM Petroleum are held in escrow imposed pursuant to the Policies of the TSX Venture Exchange. Since these shares are held in escrow and are subject to an escrow release schedule, the Company's management considers the shares as a Level 2 input for the calculation of the fair value in accordance with ASC 820 (fair value measurements and disclosures). The Company applies an annual discount rate of 12% on the quoted market price based on the time before the shares become freely tradable. The discount rate is an estimate of the cost of capital, based on previous long-term debt the Company has issued. The following table outlines the escrow release schedule:

Release dates	Number of shares released from escrow
24.06.2010	10,000,000
24.08.2010	15,000,000
24.02.2011	15,000,000
24.06.2011	40,000,000
24.08.2011	30,000,000
24.02.2012	30,000,000
24.08.2012	30,000,000
24.02.2013	30,000,000
Total	**200,000,000**

Each escrowed and issued share entitles Manas Petroleum to exercise voting rights and each escrowed and issued share corresponds to one vote.

The 50,000,000 additional Petromanas common shares which are issuable upon achievement of certain conditions (see above (i) and (ii)) will be accounted for in accordance with ASC 450 (Contingencies). As the likelihood of the contingent events is not reasonably determinable, these shares will only be recognized when realized.

A gain on sale of asset is recognized on the statement of operations under non-operating income and is calculated according to ASC 810-10-40 as the difference between the fair value of the consideration received and the carrying amount of Manas Adriatic GmbH's assets and liabilities resulting in a gain on sale of subsidiary:

		USD
Cash	CAD$ 2,000,000	$1,937,396
Cash Advance Payment		$917,698
Cash Receipt on May 17, 2010	compensation for operational expenses for January and February in Albania to be borne by Petromanas	$350,000
100,000,000 WWI Resources common shares received on March 3, 2010	100,000,000 times quoted market price at February 25, 2010 of CAD$0.30 (dilution of issuable 100,000,000 shares below included) discounted by an effective discount of	CAD$0.30 x 100,000,000 (USD / CAD : 0.94763 on Feb 25, 2010) on Feb 25, 2010) discounted by 16.23% $23,815,101

	16.23%*	
100,000,000 WWI Resources common shares that will be received the latest after 16 months after the Closing date and are not contingent	100,000,000 times quoted market price at February 25, 2010 of CAD$0.30 (dilution of issuable 100,000,000 shares included) discounted by an effective discount of 20.53%*	CAD$0.30 x 100,000,000 (USD / CAD : 0.94763 on Feb 25, 2010) on Feb 25, 2010) discounted by 20.53% $22,591,720
50,000,000 WWI Resources common shares which are contingent.	These will be accounted for under ASC 450 that is an acceptable approach under EITF 09-4. As this is a gain contingency it will only be recorded when it can be realized.	$0
Push down of past exploration costs incurred as per agreement		$7,012,222
Forgiveness of IC payables		Total liabilities Manas Adriatic GmbH $(11,949,704) Assumed liabilities by Petromanas $8,500,000 $(3,449,704)
Net liabilities of Manas Adriatic GmbH as of 2/24/2010		$4,676,485
Gain on sale of subsidiary		**$57,850,918**

*The quoted market price on February 25, 2010 was CAD $0.39. In calculating the fair value per share we have taken into account the dilution effect of the additional 100,000,000 shares that are issuable 16 months after the closing date the latest. Furthermore, the shares are subject to an escrow agreement and their fair value was therefore discounted based on the escrow release schedule. The annual interest rate applied to discount the diluted quoted market price was 12% and represents cost of opportunity at which the Company may raise debt.

Net cash proceeds from the sale of Manas Adriatic GmbH amounted to a total of CAD $2,000,000 ($1,937,396), $8,500,000 to be used by Manas Adriatic to repay advances made by DWM Petroleum and $350,000 for compensation of operational expenses in Albania for January and February 2010 reduced by $21,586, the cash owned by Manas Adriatic consolidated as of February 24, 2010.

10. INVESTMENT IN PETROMANAS

On February 12, 2010, the Company's wholly-owned subsidiary DWM Petroleum, signed a Share Purchase Agreement and completed the sale of all of the issued and outstanding shares of Manas Adriatic to Petromanas Energy Inc.. After closing, the Share Purchase Agreement was amended by an amending agreement dated May 25, 2010. As a result of this transaction, the Company owns 200,000,000 common shares of Petromanas. 100,000,000 of these were issued on March 3, 2010 pursuant to the original terms of the Share Purchase Agreement; the additional 100,000,000 were received on May 26, 2010, pursuant to the amending agreement. The shares were subject to a hold period expiring June 24, 2011 and bore a legend to that effect. In addition, all of these shares were deposited into an escrow pursuant to the requirements of the TSX Venture Exchange, which provides for the release of the shares from escrow in installments over a two year period (see Note above).

DWM currently owns and controls 200,000,000 common shares of Petromanas and it has the right to acquire a further 50,000,000 common shares upon the occurrence of certain conditions. The 200,000,000 common shares represent approximately 31.7% of the issued and outstanding common shares of Petromanas.

Since the shares were subject to a hold period of thirteen months, and because the shares were also deposited into escrow and subject to a fixed escrow release schedule, the Company has deemed them to have a Level 2 input for the calculation of the fair value in accordance with ASC 820 (Fair value measurements and disclosures). The Company applies an annual discount rate of 12% on the quoted market price based on the time before the shares become freely tradable. The discount rate is an estimate of the cost of capital, based on previous long-term debt the Company has issued.

The quoted market price for one common share of Petromanas on December 31, 2011 was CAD $0.155 (approximately $0.152).

In order to calculate the fair value of the Company's investment in Petromanas the Company has discounted the market price of the shares based on the escrow release schedule. The effective discount applied on the quoted market price of the shares is 3.16%.

During the twelve-month period ended December 31, 2011, we recorded $42,891,820 unrealized loss on investment in associate (Petromanas) and $25,851,061 unrealized gain on investment in associate (Petromanas) for the same period in the previous year.

When a company chooses the fair value option, pursuant to ASC 323 further disclosures regarding the investee are required in cases where the Company has the ability to exercise significant influence over the investee's operating and financial policies.

As of today, there is no managerial interchange and there are no material intercompany transactions. In addition, technological dependencies do not exist. The majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the Company. The Company made an effort to obtain from Petromanas financial information that would be needed in order for the for the Company to include that information in its own financial disclosure, but Petromanas, which is a reporting company in Canada and subject to the Canadian regulatory requirements in respect of selective disclosure, has refused to provide this information in advance of it being made available to the general public in its own periodic disclosure filings. This information would be necessary if the Company were to disclose selected financial data of Petromanas in accordance with US GAAP in timely manner.

The Company has previously requested that Petromanas provide detailed financial records in order to enable the Company to reconcile between Canadian GAAP and US GAAP but Petromanas has refused, stating that Petromanas is a public company and required to comply with securities legislation and TSX Venture Exchange rules and it cannot provide selective disclosure to any shareholder, nor can it permit its results to be publicly disclosed through any document published by a third party until after it has publicly disseminated the information.

Based on the foregoing, the Company has concluded that it does not have the ability to exercise significant influence over Petromanas' (the investee's) operating and financial policies.

11. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Manas Petroleum Corporation and the entities listed in the following table:

Company	Country	Equity share Dec 31, 2011	Equity share Dec 31, 2010
DWM Petroleum AG, Baar (1)	Switzerland	100%	100%
DWM Energy AG Baar (2)	Switzerland	100%	100%
Petromanas Energy Inc., Vancouver (3)	Canada	31.70%	32.29%
CJSC South Petroleum Company, Jalalabat (4)	Kyrgyz Republic	25%	25%
CJSC Somon Oil Company, Dushanbe (5)	Republic of Tajikistan	90%	90%
Manas Petroleum of Chile Corporation, Victoria (6)	Canada	0%	100%
Manas Management Services Ltd., Nassau (7)	Bahamas	100%	100%
Manas Chile Energia Limitada, Santiago (8)	Chile	100%	100%
Gobi Energy Partners LLC, Ulaan Baator (9)	Mongolia	100%	100%
Gobi Energy Partners GmbH (10)	Switzerland	100%	100%

(1) Included Branch in Albania that was sold in February 2010
(2) Founded in 2007 (formerly Manas Petroleum AG).
(3) Petromanas Energy Inc. participation resulted from partial sale of Manas Adriatic GmbH; fair value method applied.
(4) CJSC South Petroleum Company was founded by DWM Petroleum AG; equity method investee that is not consolidated
(5) CJSC Somon Oil Company was founded by DWM Petroleum AG
(6) Founded in 2008, the company was dormant and did not have assets or liabilities. In order to prevent the cost of winding up, the shares were transferred to a member of the board at no cost.
(7) Founded in 2008
(8) Manas Chile Energia Limitada was founded by Manas Management Services Ltd.; founded in 2008
(9) Gobi Energy Partners LLC was founded in 2009 by DWM Petroleum AG (formerly Manas Gobi LLC). Gobi Energy Partners GmbH holds record title to 100% of Gobi Energy Partners LLC.
(10) Gobi Energy Partners GmbH was founded in 2010. DWM Petroleum AG holds record title to 100% of Gobi Energy Partners GmbH, of which 26% is held in trust for others. The Company determined that no value needs to be ascribed to the non-controlling interest.

Ownership and voting right percentages in the subsidiaries stated above are identical to the equity shares.

CJSC South Petroleum Company

On October 4, 2006, a contract was signed with Santos International Holdings PTY Ltd. ("Santos") to sell a 70% interest in CJSC South Petroleum Company, Jalalabat for a payment of $4,000,000, a two phase work program totalling $53,500,000 (Phase 1: $11,500,000, Phase 2: $42,000,000), additional working capital outlays of $1,000,000 per annum and an earn-out of $1,000,000 to former DWM shareholders to be settled in shares of Santos if they elect to enter into Phase 2 of the work program. If Santos does not exercise the option to enter into Phase 2, the 70% interest is returned to DWM Petroleum at no cost. On December 2, 2008, Santos announced to enter into Phase 2 and the earn-out was paid to former DWM shareholders.

In phase 2 of the work program, in the event Santos spends in excess of $42,000,000 on the appraisal wells, the Company would be obligated to pay 30% of the excess expenditure.

The Group is not recording its share of the losses. Currently, the contractual agreement requires Santos to pay all of the costs.

CJSC Somon Oil (Tajikistan)

On December 10, 2007, DWM Petroleum (100% subsidiary of Manas) & Santos entered into an Option Agreement under which Santos has a unilateral option to elect for those parties to execute at a later stage, a Farm In Agreement for a 70% interest in DWM Petroleum's "West" (area Navobod-Obchai Kalacha) Tajikistan License and a proposed North Tajik licence. Manas Petroleum expects the North Tajik Licence to be granted to Somon Oil in the near future.

Under the Option Agreement, Santos will pay an amount equivalent to the seismic acquisition costs in the Tajik area (approximately $1.3 million) in consideration for a call option to farm in to Somon Oil's prospecting licences. The Option may be exercised by Santos any time during the option period. The option period commences on the date of the option agreement and expires after 6 months unless extended due to certain conditions not being met.

1. Somon Oil must have been granted exclusive rights to develop any field development covered by the Petroleum Licenses;

2. A royalty or production sharing agreement is entered into between Somon Oil and the Tajik Authorities; and

3. Santos must have Board approval.

Santos has only a period of 3 months after (1) and (2) are satisfied, to satisfy (3). As condition (2) was not fully satisfied yet, the option period is being further extended.

In connection with the option agreement, DWM Petroleum's subsidiary Somon Oil has entered into a seismic agreement with Saratovneftegeofizika (SNG) under which SNG is to carry out approximately 110 km of 2D seismic acquisition in Tajikistan (Seismic Agreement). The Seismic Agreement underlies the option agreement and is designed to meet a condition set by the Tajik authorities, whereby once work has commenced in the West licence, an additional licence area, the North Tajik license, may be granted to Somon Oil.

In the event that Santos elects to exercise its option, Somon Oil, DWM Petroleum and Santos will execute the Farm-in Agreement under which future funding obligations are set out over three phases. Santos' obligations will include costs associated with the acquisition of additional 2D seismic (Phase 1), the drilling of a number of exploration wells (Phase 2) and further appraisal drilling (Phase 3). Santos may elect to withdraw at the completion of Phase 2.

Related Parties

The following table provides the total amount of transactions that have been entered into with related parties for the years ended December 31, 2011 and 2010:

	2011 USD	2010 USD
Affiliates		
Management services performed to Petromanas*	(41,240)	(170,165)
Board of directors		
Payments to directors for office rent	25,233	24,000
Payments to related companies controlled by directors for rendered consulting services	350,766	284,309

* Services invoiced or accrued and recorded as contra-expense in personnel cost and administrative cost

12. INCOME TAXES

The components of income from continuing operations before income taxes are as follows:

	Years ended	
	Dec 31, 2011 USD	Dec 31, 2010 USD
Domestic	(3,157,322)	(6,139,325)
Foreign	(49,909,717)	80,584,327
Income/(Loss) from operations before income tax	**(53,067,039)**	**74,445,002**

Income taxes relating to the Company's continuing operations are as follows:

	Years ended	
	Dec 31, 2011	Dec 31, 2010
	USD	USD
Current income taxes:		
US Federal, state and local	-	-
Foreign	343	2,648
Deferred income taxes		
US Federal, state and local	-	-
Foreign	-	-
Income tax expense/(recovery)	**343**	**2,648**

Income taxes at the United States federal statutory rate compared to the Company's income tax expenses as reported are as follows:

	Years ended	
	Dec 31, 2011	Dec 31, 2010
	USD	USD
Net income/(loss) before income tax	**(53,067,039)**	**74,445,002**
Statutory tax rate	35%	35%
Expected income tax expense/(recovery)	(18,573,464)	26,055,750
Impact on income tax expense/(recovery) of the following:	-	-
Permanent differences	-	(17,115,455)
Change in valuation of warrants and liabilities	(87,185)	(209,314)
Expiring losses	-	1,640,036
True-up of available losses	-	(748,188)
Stock Compensation		467,285
Change in valuation allowance	18,184,883	(12,648,925)
Impact of tax rate changes and differences	258,644	2,300,605
Other	217,465	260,854
Income tax expense/(recovery)	**343**	**2,648**

The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Company considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Company's deferred tax assets and liabilities consist of the following:

	Years ended	
	Dec 31, 2011	Dec 31, 2010
	USD	USD
Deferred tax assets		
Stock based compensation	2,333,389	3,343,621
Tax loss carry-forwards	12,141,298	7,849,354
Other	13,456	46,641
Investment in Petromanas	5,770,042	
Valuation allowance	(20,258,185)	(2,073,302)
Deferred tax liabilities		
Investment in Petromanas	-	(9,166,314)
Deferred tax assets/(liabilities)	-	-

The Company's operating loss carry-forwards of all jurisdictions expire according to the following schedule:

As of Dec 31, 2011	US USD	CH USD	Mongolia USD	Tajikistan USD
2012		-	-	-
2014		-	-	-
2015		72,470	-	929,872
2016		1,631,990	-	220,326
2017		-	-	345,480
2018		1,478,451	-	327,479
2021	71,637	-	-	-
2022	94,341	-	-	-
2023	63,291	-	-	-
2024	13,578	-	-	-
2025	134,360	-	-	-
2026	360,521	-	-	-
2027	5,327,959	-	-	-
2028	4,285,071	-	-	-
2029	3,245,872	-	1,076,293	-
2030	3,054,151	-	1,983,220	-
2031	6,023,361	-	5,461,068	-
Total operating loss carryforwards	**22,674,142**	**3,182,911**	**8,520,581**	**1,823,157**

Included in the operating loss carry-forwards in the US expiring in 2031 is a windfall tax benefit on stock option exercise of $129,256. When the benefit of this deduction is realized to reduce current income taxes payable in a future year, it will be recorded as a credit to additional paid-in capital.

The following tax years remain subject to examination:

Significant Jurisdictions	Open Years
US Federal	2006 – 2011
Switzerland	2010 – 2011
Mongolia	2011
Tajikistan	2011

As of December 31, 2011 and 2010, there were no known uncertain tax positions. We have not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

13. ISSUED CAPITAL AND RESERVES

	12 month period ended	
Shares Manas Petroleum Corporation	**December 31, 2011**	**December 31, 2010**
Total number of authorized shares	300,000,000	300,000,000
Total number of fully paid-in shares	172,467,292	124,987,393
Par value per share (in USD)	0.001	0.001
Total share capital (in USD)	**172,467**	**124,987**

All shares are common shares. There are no different share categories.

14. COMMITMENTS & CONTINGENT LIABILITIES

Legal actions and claims (Kyrgyz Republic, Republic of Tajikistan, Mongolia and Chile)

In the ordinary course of business, members of the Group doing business in the Kyrgyz Republic, Republic of Tajikistan, Mongolia and Chile may be subject to legal actions and complaints from time-to-time. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition, the results of future operations or cash flows of the associates/subsidiaries in the Kyrgyz Republic, Republic of Tajikistan, Mongolia and Chile.

Chile

During the initial phase of applying for our Chilean Exploration license, a joint bidding group was formed with Manas, IPR and Energy Focus. Each had a one-third interest. Of its own accord, Energy Focus left the bidding group. Energy Focus prepared a side letter, which was signed by Manas and IPR. By the terms of this side letter, Energy Focus was granted the option to rejoin the consortium under certain conditions.

Even though Energy Focus has been asked many times to join the group by contributing its prorated share of capital, they have failed to do so. Despite this, Energy Focus claims that they are entitled to participate in the consortium at any future time, not just under certain conditions. IPR and Manas disagree with this interpretation.

Energy Focus commenced litigation for specific performance and damages in an unspecified amount in Santiago de Chile, claiming interest in the Tranquilo Block from the Company and IPR, and their subsidiaries. The Company, IPR and their respective legal counsel are of the view that the Energy Focus claim is without merit, is brought in the wrong jurisdiction and that Energy Focus has failed to properly serve the parties. The courts of Santiago have dismissed the case, but the verdict is open for appeal.

At December 31, 2011, there had been no legal actions against the associates/subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Mongolia.

Management believes that the members of the Group are in substantial compliance with the tax laws affecting their respective operations in the Kyrgyz Republic, Republic of Tajikistan, Mongolia and Chile. However, the risk remains that relevant authorities could take differing positions with regards to interpretative issues.

Management believes that the ultimate liability, if any, arising from any of the above will not have a material adverse effect on the financial condition, the results of future operations or cash flows of the Group in the Kyrgyz Republic, Republic of Tajikistan, Mongolia and Chile.

In 2007, the Group entered into a share exchange agreement with DWM Petroleum and the shareholders of DWM Petroleum. Under the share exchange agreement, the shareholders of DWM Petroleum received 80,000,000 shares of the Group's common stock, equal to 79.9% of the Group's outstanding common stock at the time, in exchange for 100% of the shares of DWM Petroleum. In addition, the share exchange agreement requires that the Group issue an aggregate of up to an additional 500,000 shares of the Group's common stock over time to the former shareholders of DWM Petroleum for every 50 million barrels of P50 oil reserves net to the Group from exploration in the Kyrgyz Republic, Albania, and Tajikistan up to a maximum of 2.5 billion barrels of P50 oil reserves. At the Group's option, this obligation can be extended to additional properties that are acquired through the actions of the former shareholders of DWM Petroleum.

License agreements held by Gobi Energy Partners (Mongolia)

According to the signed Production Sharing Contracts ("PSCs") the minimum remaining investments are as follows:

Production Sharing Contract	2012*	2013*
Block XIII	$4,360,000	$6,900,000
Block XIV	$4,360,000	$6,900,000

*starting April 21

License agreement held by CJSC Somon Oil (Republic of Tajikistan)

According to the License Agreement the minimum remaining investment is as follows:

License	2012	2013	2014
West	$4,510,000	$2,530,000	Nil
North-West	$120,000	$8,650,000	$8,660,000

To date, Santos has fully carried our work commitment in Tajikistan including the work program in 2011.

License agreements held by CJSC South Petroleum Company (Kyrgyz Republic)

According to the License Agreements the minimum remaining investments are as follows (met in full by Santos):

License	2012	2013	2014
Soh	$83,766	$3,601,936	$41,883
West Soh	$83,766	$41,883	$41,883
Tuzluk	$83,766	$3,162,165	$41,883
Nanay	$4,556,868	$10,471	Nil

Operating leases

The Company has entered into a lease contract over five years for offices beginning on October 1, 2010 and ending on September 30, 2015. The annual rate of the lease amounts to CHF 124,500 and is tied to Swiss CPI, adjustable on a yearly basis. The office lease contract can be terminated at any time, if the Company finds a subsequent tenant. In October 2011, the Company concluded lease contracts for two cars. The contracts have a term of 48 months each.

For the years ended December 31, 2011 and 2010 we had expenses for these items of $152,213 and $45,837, respectively.

Future net lease payments for two leased cars and for office rent are presented in the table below:

Year	Lease payments USD
2012	156,635
2013	156,635
2014	156,635
2015	119,490
2016	-
Thereafter	-
Total	**589,395**

15. PERSONNEL COSTS AND EMPLOYEE BENEFIT PLANS

Personnel Costs	2011 USD	2010 USD
Wages and salaries	2,105,819	3,643,313
Social security contributions	96,560	113,370
Pension fund contribution	39,647	20,586
Pension (surplus)/underfunding	24,905	26,018
Personnel costs invoiced to Petromanas	(8,548)	(102,422)
Total Personnel Costs	**2,258,383**	**3,700,864**

Defined Benefit Plan

We maintain a Swiss defined benefit plans for 6 of our employees. The plan is part of an independent collective fund which provides pensions combined with life and disability insurance. The assets of the funded plan are held independently of the Company's assets in a legally distinct and independent collective trust fund which serves various unrelated employers. The fund's benefit obligations are fully reinsured by AXA Winterthur Insurance Company. The plan is valued by independent actuaries using the projected unit credit method. The liabilities correspond to the projected benefit obligations of which the discounted net present value is calculated based on years of employment, expected salary increases, and pension adjustments.

The actuarial valuation was carried out as of December 31, 2011. The amounts recognized in the consolidated balance sheets, shown in other non-current liabilities, as at December 31, 2011 and as at December 31, 2010 respectively, were determined to be as follows:

	2011 USD	2010 USD
ABO End of Year	620,196	589,690
Change in PBO During Year		
PBO at Beginning of Period	761,519	271,412
Service Cost	16,416	2,330
Interest Cost	23,358	14,594
Employee Contributions	29,162	25,288
Plan Amendments	-	-
Liability (Gain)/Loss	15,254	106
Actuarial (Gain)/Loss due to Changes in Assumptions	4,112	33,073
Benefit Payments	-	432,984
currency translation adjustment	2,531	(18,268)
PBO at End of Year	852,352	761,519
Change in Assets During Year		
Fair Value of Assets at Beginning of period	705,997	241,909
Actual Return on Assets	5,230	(1,820)
Company Contributions	29,162	25,288
Employee Contributions	29,162	25,288
Benefit Payments	-	432,984
currency translation adjustment	2,374	(17,652)
Fair Value of Assets at End of Year	771,925	705,997
Net assets/(liabilities) in balance sheet	**(80,427)**	**(55,522)**

The following table provides the weighted average assumptions used to calculate net periodic benefit cost and the actuarial present value of projected benefit obligations:

Assumptions at year-end	Dec 31, 2011	Dec 31, 2010
Discount rate	2.75%	3.00%
Expected rate of return on plan assets	2.50%	2.75%
Salary increases	1.00%	1.00%

Future benefits, to the extent that they are based on compensation, include assumed salary increases, as presented above, consistent with past experience and estimates of future increases in the Swiss industrial labor market.

Net periodic pension cost has been included in the Company's results as follows:

Pension expense	Dec 31, 2011	Dec 31, 2010
Net service cost	16,416	2,330
Interest cost	23,358	14,594
Expected return on assets	(18,379)	(13,301)
Amortization of net (gain)/loss	9,640	6,483
Net periodic pension cost	**31,035**	**10,106**

All of the assets are held under the collective contract by the plan's re-insurer AXA Winterthur Insurance Company and are invested in a mix of Swiss and international bond and equity securities within the limits prescribed by the Swiss Pension Law.

The expected future cash flows to be paid by the Group in respect of employer contributions to the pension plan for the year ended December 31, 2012 are $24,313.

Future projected benefit payments in the next ten years are expected to be zero.

For its employees in subsidiaries outside of Switzerland, the social security policy does not require a pension funding from the employer.

16. FAIR VALUE MEASUREMENT

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets carried at fair value are classified in one of the three categories as follows:

Financial assets and liabilities carried at fair value as of December 31, 2011:

2011	Level 1	Level 2	Level 3	Total
Assets				
Investment in associate (Petromanas)	$ -	$ 29,366,063	$ -	$ 29,366,063
Total Assets	$ -	$ 29,366,063	$ -	$ 29,366,063

Financial assets and liabilities carried at fair value as of December 31, 2010:

2010	Level 1	Level 2	Level 3	Total
Assets				
Investment in associate (Petromanas)	$ -	$ 72,257,882	$ -	$ 72,257,882
Total Assets	$ -	$ 72,257,882	$ -	$ 72,257,882

The following table summarizes the changes in the fair value of the Company's level 2 financial assets and liabilities for the year ended December 31, 2011:

Balance at January 1, 2011	**72,257,882**
Total gains (losses) realized and unrealized:	
Included in earnings	(42,891,819) 1)
Included in other comprehensive income	-
Purchase, sale, or settlement	-
Net transfer in / (out) of level 2	-
Balance at December 31, 2011	**29,366,063**

1) Recorded in change in fair value of investment in associate (Petromanas)

The following table summarizes the changes in the fair value of the Company's level 2 financial assets and liabilities for the year ended December 31, 2010:

Balance at January 1, 2010	-
Total gains (losses) realized and unrealized:	
Included in earnings	25,851,061 2)
Included in other comprehensive income	-
Purchase, sale, or settlement	46,406,821 1)
Net transfer in / (out) of level 2	-
Balance at December 31, 2010	**72,257,882**

1) Sale of Manas Adriatic GmbH (refer to Note 9)
2) Recorded in change in fair value of investment in associate (Petromanas)

17. SHARE PLACEMENT/PURCHASE AGREEMENT – TEMPORARY EQUITY

On September 26, 2010, the Company entered into a share placement/purchase agreement with Alexander Becker, an individual who, at the time, beneficially owned 14,144,993 shares of the Company's common stock. Mr. Becker had previously expressed an interest in selling all of his shares of the Company's common stock to a third party or, failing that, back to the Company. The share placement/purchase agreement provided that in the event any of Mr. Becker's shares of the Company's common stock were not placed with buyers within six months after September 26, 2010, the Company would be obligated to purchase such shares from Mr. Becker within 30 days subsequent to March 26, 2011. This purchase deadline could have been extended on mutual consent. The price of the shares was determined by the first sale, which occurred on October 25, 2010 when an arms-length third party investor purchased shares from Mr. Becker at a purchase price of $0.39 per share.

As of December 31, 2010 the Company calculated the exposure, i.e. the maximum cash obligation of the Company according to ASC 480-10-S99 for all redeemable shares. The following table shows the Company's exposure, i.e. the maximum number of redeemable shares and their aggregate value as of December 31, 2010:

Maximum number of shares to be purchased as of Dec 31, 2010	6,454,993
Price to be paid (USD)	0.39
Exposure on December 31, 2010 (USD)	**2,517,447**

The company recognized changes in the redemption value immediately as they occurred and adjusted the carrying value of the temporary equity to equal the redemption value at each reporting date. According to ASC 487-10-S99 we classified these redeemable shares under Temporary Equity.

The following table shows the development of Temporary Equity during the financial year ended December 31, 2010:

Temporary equity	USD
Balance December 31, 2009	-
Redeemable shares	2,517,447
Balance December 31, 2010	**2,517,447**

As of February 17, 2011, all of the shares of the Company owned by Mr. Becker were placed with third party investors. The Company's exposure resulting from the share placement/purchase agreement with Mr. Becker, therefore, is nil as of December 31, 2011. The following table shows the development of Temporary Equity during the financial year ended December 31, 2011:

Temporary equity	USD
Balance December 31, 2010	2,517,447
Redeemable shares placed	(2,517,447)
Balance December 31, 2011	-

18. Discontinued Operations – Disposal of the Chilean Project

On January 29, 2010, the Company signed an agreement to assign its interest in the Chilean project in exchange for a return of the money it had invested in the joint venture and relief from all current and future obligations in respect of the project. On April 14, 2011, the Company transferred all its rights, interests and obligations in the project to Methanex and Wintershall. The Chilean Minister of Energy authorized this transfer on April 28, 2011.

According to an external audit report dated July 31, 2011, all previous cash contributions made by the partners in the Chilean project have been reconciled. The report confirmed the Company's cash contribution of $72,000. The cash payment for the transfer of the Company's interest in the Chilean project of $72,000 was received on September 23, 2011 from the new owners.

With the disposal of the Company's interest in the Chilean project, there are no continuing cash flows to be generated and there is no continuing involvement in the operations remaining. In accordance with ASC 205-20-45, *Discontinued Operations,* the Company classified the disposed component as a discontinued operation.

The following table shows the proceeds from divesture and expenses associated with the Company's activity in Chile from inception to date:

DISCONTINUED OPERATIONS	**Years Ended**		**Period from 05.25.2004 (Inception) to 09.30.2011**
	Dec 31, 2011 USD	**Dec 31, 2010 USD**	**USD**
OPERATING REVENUES			
Proceeds from divestiture	72,000	-	72,000
Total revenues	**72,000**	**-**	**72,000**
OPERATING EXPENSES			
Personnel costs	-	-	(211,228)
Exploration costs	-	-	(420,985)
Depreciation	-	-	-
Consulting fees	(20,337)	-	(20,337)
Administrative costs	-	-	(15,000)
Total operating expenses	**(20,337)**	**-**	**(667,550)**
Income/(loss) from discontinued operations	**51,663**	**-**	**(595,550)**

19. EARNINGS PER SHARE

Basic earnings per share result by dividing the Company's net income (or net loss) by the weighted average shares outstanding for the contemplated period.

Diluted earnings per share are calculated applying the treasury stock method. When there is a net income, dilutive effects of all stock equivalents (stock-based compensation awards or other participating financial instruments) are considered. When the Company posts a loss, potential dilution of stock equivalents are excluded and basic loss per share equals diluted loss per share.

The following table depicts how the denominator for the calculation of basic and diluted earnings per share was determined under the treasury stock method for the years ended December 31, 2011 and 2010:

	2011	2010
Company posted	Net loss	Net income
Basic weighted average shares outstanding	159,882,153	121,894,631
Dilutive effect of stock equivalents:		
- stock options and non-vested stock under employee compensation plans	-	2,638,641
Diluted weighted average shares outstanding	159,882,153	124,533,272

The following table shows the total number of stock equivalents that was excluded from the computation of diluted earnings per share, because the Company posted a loss for the year ended December 31, 2011:

Stock Equivalents	**2011**
Options outstanding	18,350,000
Warrants outstanding	45,934,015
Non-vested shares	500,000
Total	**64,784,015**

20. SEGMENT INFORMATION

The chief operating decision maker ("CODM") is the Group CEO. Nor the CODM, Executive Officers nor the Directors receive disaggregated financial information about the locations in which exploration is occurring. Therefore, the Group considers that it has only one reporting segment.

The following table presents the Company's tangible fixed assets by geographic region:

Country	**Dec 31, 2011**	**Dec 31, 2010**
USA	-	-
Switzerland	15,113	42,359
Mongolia	54,179	38,292
Tajikistan	11,537	4,769
Total tangible fixed assets	**80,829**	**85,420**

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain "disclosure controls and procedures", as that term is defined in Rule 13a-15(e), promulgated by the Securities and Exchange Commission pursuant to the *Securities Exchange Act of 1934*, as amended. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the *Securities Exchange Act of 1934* is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by paragraph (b) of Rules 13a-15 under the *Securities Exchange Act of 1934*, our management, with the participation of our principal executive officer and our principal financial officer, evaluated our company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our management concluded that as of the end of the period covered by this annual report on Form 10-K, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management, including our principal executive officer, principal financial officer and our Board of Directors, is responsible for establishing and maintaining a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011. Our management's evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011 and no material weakness has been detected within our company.

A material weakness is a deficiency or a combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our principal executive officer and our principal financial officer do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

When Erik Herlyn resigned as our President and Chief Executive Officer in July of 2010, Peter-Mark Vogel agreed to take up the position of President. Mr. Vogel, who has an extensive background in finance and business administration, asked Dr. Werner Ladwein, who joined our Board of Directors on September 16, 2010, to assist him with our oil and gas operations. Dr. Ladwein agreed and his generous contributions of time and effort to the evolution of our business over the year that followed resulted in the decision to formally reorganize our executive group to create two complementary executive offices that would, working together, lead our company forward - on November 1, 2011, Dr. Ladwein became our President, officially responsible for the conduct of our oil and gas operations, while Mr. Vogel continued in the role of Chief Executive Officer, responsible for finance and corporate administration. At the time, our Board of Directors authorized our company to pay to Dr. Ladwein the sum of $175,000. We paid this sum to Dr. Ladwein on March 28, 2012.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Our directors hold office until the next annual meeting or until their successors have been elected and qualified, or until they resign or are removed. Our board of directors appoints our officers, and our officers hold office for such term as may be prescribed by our board of directors and until their successors are chosen and qualify, or until their death or resignation, or until their removal.

Our directors and executive officers, their ages, positions held, and duration of such are as follows:

Name	Position Held	Age	Date First Elected or Appointed
Heinz J. Scholz	Executive Director and Chairman of the Board	69	April 10, 2007
Michael Velletta	Executive Director and Audit Committee Member	55	April 10, 2007
Dr. Richard Schenz	Director and Audit Committee Member	71	November 21, 2008
Dr. Werner Ladwein	Director and President	62	September 16, 2010
Peter-Mark Vogel	Chief Executive Officer	47	July 15 2010
Ari Muljana	Chief Financial Officer and Treasurer	33	July 9, 2009

Business Experience

The following is a brief account of the education and business experience of directors and executive officers during at least the past five years, indicating their principal occupation during the period, and the name and principal business of the organization by which they were employed.

Heinz J. Scholz, Executive Director and Chairman

Heinz J. Scholz is a physicist and engineer. In the 1980s Mr. Scholz built through his company HJS Planung & Engineering, where he was the majority shareholder and Chief Executive Officer and President, factories and telecommunication networks in the former Soviet Union. After the German reunification he also advised Soviet Ministries regarding the negotiations on the sale of Russia's East German telecommunication network to Deutsche Telecom. He has worked in collaboration with scientific institutes in the Russian Federation.

Mr. Scholz has been our Executive Director since August 25, 2008 and the Chairman of our board of directors and one of our directors since April 10, 2007. Since May 2004, he has acted as the Chairman of the board of directors for DWM Petroleum AG, and from May 2004 to April 2007, he acted as Chief Executive Officer for DWM Petroleum AG. Mr. Scholz earned his Engineering degree in 1975 and MSc equivalent in Physics in 1979 at University (Bremen) Engineer for Electro Technology, University for Technology (Bremen).

We believe Mr. Scholz is qualified to serve on our board of directors because of his extensive knowledge of our company's history and current operations. Mr. Scholz is also a co-founder of DWM Petroleum AG, our wholly-owned subsidiary. Mr. Scholz plays a critical role in targeting, appraising and subsequently acquiring the rights to major oil and gas assets in the former Soviet Union and its satellite countries.

Michael J. Velletta, Executive Director and Audit Committee Chairman

Michael J. Velletta has been a lawyer in British Columbia, Canada since 1990 and is a partner with the law firm of Velletta & Company, which focuses on corporate and commercial law, and litigation. Mr. Velletta serves on the board of directors of several private and public corporations, and is a governor of the Trial Lawyers Association of BC. Mr. Velletta was a director and Chairman of the Compensation Committee of Petromanas Energy Inc. (TSX Venture Exchange: PMI) from February 24, 2010 to August 26, 2011.

Mr. Velletta has been our Executive Director since August 25, 2008 and one of our directors since April 10, 2007. He served as our general counsel from April 10, 2007 to August 25, 2008. Mr. Velletta received his LL.B. degree in Law from the University of Victoria in 1989.

We believe Mr. Velletta is qualified to serve on our board of directors because of his extensive knowledge of our company's history and current operations, his legal background and skills, and his experience as a director on the board of other companies. In particular, Mr. Velletta's background as a lawyer provides a unique perspective to our board of directors.

Dr. Richard Schenz, Director and Audit Committee Member

Dr. Richard Schenz studied technical physics in Vienna and finished his study in 1967, with a Ph.D. from the University of Technology in Vienna. In 1969 he started his career with the Austrian oil & gas company OMV AG, and was its CEO from 1992 to 2001. In 2001, Dr. Schenz was appointed representative for the Austrian Capital Market by the Austrian government. Additionally, Dr. Schenz has held the positions of Vice President of the Austrian Federal Economic Chamber and President of the Austrian Chapter of the International Chamber of Commerce (ICC-Austria) since June 2001. In 2002, he was appointed Chairman of the Austrian Commission for Corporate Governance.

Dr. Schenz was appointed as one of our directors on November 21, 2008.

We believe Dr. Schenz is qualified to serve on our board of directors because of his extensive energy experience. Dr. Schenz has over 30 years of experience in the energy sector which he obtained with OMV AG. Dr. Schenz sits on various boards of private and listed companies in Europe. We believe Dr. Schenz's strong network to investment banking firms as well as sovereign funds will prove invaluable to us as we attempt to grow our company.

Dr. Werner Ladwein, Director, President and Audit Committee Member

Dr. Werner Ladwein obtained a Ph. D in Geology and Mineralogy from the University of Innsbruck, Austria in February 1977. Furthermore, Dr. Ladwein obtained an MBA in International Business from Webster University in in July 1988. Dr. Ladwein has more than 30 years experience in the oil & gas industry. At OMV AG, an Austrian oil and gas company, Dr. Ladwein was assigned various managerial tasks primarily in exploration and production.

During his tenure at OMV AG Dr. Ladwein had the following management positions: from 1990 to 1992, he was the Head of Exploration and Research in Austria and neighboring countries; from 1992 to 1997, he was the General Manager of OMV AG in Libya; the first operated international venture of OMV AG in exploration and production and the first oil field development for OMV AG abroad. He renegotiated agreements and acquired new licenses; from 1997 to 2001, he was the General Manager of OMV AG Albania; He restructured the joint venture and started exploration with new partners in new licenses; from 2002 to 2004, he was the General Manager OMV AG Pakistan; He restructured the company and built up to the largest foreign producer, acquired operations of another company and incorporated company into OMV AG, acquired additional licenses and successful implementation of Corporate Social Responsibility, which was base for roll out in OMV AG; from 2004 to 2008, he was a member of the Petrom SA board of directors and Executive Director Exploration and Production; He was a main contributor to OMV Group results, restructuring of a privatized company and integration into OMV AG, changing it to be an efficient operator including successful implementation of environment policies, restructuring and acquisition of a major service company to Petrom. Petrom had exploration and production activities in Kazakhstan, Turkmenistan and Russia; and since 2008, he has worked as an independent oil and gas consultant.

Dr. Ladwein was appointed as one of our directors on September 16, 2010.

On August 26, 2011, Dr. Ladwein was elected by the shareholders of Petromanas Energy Inc. as director.

Effective November 1, 2011, Dr. Ladwein was appointed to the office of President. In this function Dr. Ladwein reports to the board of directors.

We believe Dr. Ladwein is qualified to serve on our board of directors because of his 30 years of experience in the oil & gas industry, including his experience gained from holding several management positions at OMV AG.

Peter-Mark Vogel, Chief Executive Officer

Mr. Vogel was employed as a Senior Financial Analyst at Bank Sal. Oppenheim, Zürich, Switzerland from 2000 to July 2005 and holds the Chartered Financial Analyst designation. He was Vice President of the HSBC Research Department in Guyerzeller, Zurich, Switzerland from 1999 to 2000. From 1998 to 1999, he was Vice President of the Research Department Orbitex Finance. He was a Portfolio Manager and Assistant to the Bank's Executive Committee for Societe Generale from 1995 to 1998. He was Assistant Vice President of Societe Generale, Zurich, Switzerland from 1995 to 1998. From 1993 to 1995 he was the Finance and Regulatory Associate and Regulatory Analyst at Merrill Lynch Capital Markets. He has been a member of the Swiss Society of Investment Professionals since 1999 and a member of the CFA Institute, formerly Association of Investment Management and Research, since 1999.

On September 16, 2010, our board of directors appointed Peter-Mark Vogel as our President and Chief Executive Officer. From July 15, 2010 to September 16, 2010, Mr. Vogel was our interim President and Chief Executive Officer. Mr. Vogel resigned as President effective November 1, 2011, but has remained as Chief Executive Officer. Mr. Vogel is one of our founders and has previously served our company in a number of roles, including Chief Financial Officer from April 10, 2007 to February 8, 2008 and a Director, Finance from April 10, 2007 to February 1, 2009. Also from February 1, 2009 to July 15, 2010 he acted as an advisor to our board of directors. Since February 24, 2010, Mr. Vogel has also been a director of Petromanas Energy Inc.

Mr. Vogel received his degree in Business Administration and Economics from the University of Zurich, Switzerland in 1992. He received his Master of Business Administration degree from the University of Chicago Booth School of Business in 2003.

Ari Muljana, Chief Financial Officer and Treasurer

Ari Muljana has been our Chief Financial Officer and Treasurer since July 9, 2009. From February 24, 2010 to August 30, 2010, Mr. Muljana was also Chief Financial Officer of Petromanas Energy Inc. From 2007 to 2009 Mr. Muljana worked at Capgemini Switzerland AG as strategic consultant, focusing on controlling and performance measurement topics in various industries. In 2005, he began his career in the Risk Management department at Deloitte AG, where he audited and advised within the oil and commodity trading industry. He is also specialized in the area of consulting relating to the Sarbanes-Oxley Act of 2002, where he implemented financial and risk management processes for multinational companies to comply with SEC regulations. He has a Master of Science in Computer Science (University of Zurich 2004) with a major in Financial Statement Analysis and Artificial Intelligence.

Committees of the Board

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Currently, we have an audit committee, but do not have compensation committee or nominating and corporate governance committee and do not have an audit committee financial expert. Our board of directors currently intends to appoint various committees in the near future.

Nominating and Corporate Governance Committee

We do not have a nominating and corporate governance committee. Our board of directors performed the functions associated with a nominating committee. Generally, nominees for directors are identified and suggested by the members of our board of directors or management using their business networks and, other than Dr. Werner Ladwein, all of our director nominees were nominated for a seat on the board of directors based on prior service as directors to our company. Our board of directors has not retained any executive search firms or other third parties to identify or evaluate director candidates in the past and does not intend to in the near future. We have elected not to have a nominating committee because we are an exploration stage company with limited operations and resources.

Our board of directors does not have a written policy or charter regarding how director candidates are evaluated or nominated for our board of directors. Additionally, our board of directors has not created particular qualifications or minimum standards that candidates for our board of directors must meet. Instead, our board of directors considers how a candidate could contribute to our business and meet our needs and those of our board of directors. As we are an exploration stage company, our board of directors will not consider candidates for director recommended by our stockholders, and we have received no such candidate recommendations from our stockholders.

Compensation Committee

We currently do not have a compensation committee. However, our board of directors may establish a compensation committee once we are no longer in the exploration stage, which would consist of inside directors and independent members. Until a formal committee is established, our board of directors will continue to review all forms of compensation provided to our executive officers, directors, consultants and employees including stock compensation.

Audit Committee

Effective December 20, 2010, our board of directors established an audit committee consisting of Michael J. Velletta, Dr. Werner Ladwein and Dr. Richard Schenz. Michael J. Velletta is the chair of the audit committee. Our audit committee assists our board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by our company to regulatory authorities and stockholders, our systems of internal controls regarding finance and accounting and our auditing, accounting and financial reporting processes. Our audit committee's primary duties and responsibilities are to: serve as an independent and objective party to monitor our financial reporting and internal control system and review our financial statements; review and appraise the performance of our external auditor; and provide an open avenue of communication among our auditor, financial and senior management and our board of directors.

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K issued by the United States Securities and Exchange Commission.

We believe that our entire audit committee is capable of analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues reasonably expected to be raised by our company. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Family Relationships

There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings

Except as disclosed below, our directors and executive officers have not been involved in any of the following events during the past ten years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4. being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5. being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6. being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

On October 9, 2007, the British Columbia Securities Commission of Canada issued a cease trade order against our company in British Columbia, Canada pursuant to section 164 (1) of the Securities Act (British Columbia). At the time of the order, we were not a reporting issuer in British Columbia, Canada and had our securities quoted on the OTC Bulletin Board. We distributed securities to residents of British Columbia and failed to file a Report of Exempt Distribution with the British Columbia Securities Commission according to National Instrument 45-106. As a result, the British Columbia Securities Commission ordered that trading in our securities cease in British Columbia until the order was revoked. We filed the Report of Exempt Distribution and on April 1, 2008, the British Columbia Securities Commission partially revoked the cease trade order to permit trading in our securities except by certain offshore entities. The British Columbia Securities Commission left the order in effect with respect to those offshore entities because it was unable to determine the beneficial ownership of the shares registered in the name of those entities.

Code of Ethics

On May 1, 2007, our board of directors adopted a code of business conduct and ethics policy, which is posted on our homepage under www.manaspetroleum.com. The adoption of our code of business conduct and ethics policy allows us to focus our board of directors and each director and officer on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability.

Except as set out in our code of business conduct and ethics policy, we do not have any formal policies and procedures for the review, approval or ratification of transactions between individual board members or officers and us. Our code of business conduct and ethics policy, which applies to all of our officers and directors, states that they must avoid any conflicts of interest between the director or officer and us unless the relationship is approved in advance by our board of directors. The code sets out a conflict of interest as a situation in which a director's or officer's personal interest is adverse, or may appear to be adverse, to our interest as a whole.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the *Securities Exchange Act of 1934* requires our executive officers and directors, and persons who own more than 10% of our common stock, to file initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during year ended December 31, 2011 all filing requirements applicable to our executive officers and directors, and persons who own more than 10% of our common stock were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Heinz J. Scholz	6	19	Nil
Dr. Richard Schenz	1	1	Nil
Dr. Werner Ladwein	1	1	Nil
Peter-Mark Vogel	1	1	Nil
Michael J. Velletta	Nil	1	1
Ari Muljana	1	1	Nil

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation

The particulars of compensation paid to the following persons:

(a) all individuals serving as our principal executive officer during the year ended December 31, 2011;

(b) each of our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at December 31, 2011 who had total compensation exceeding $100,000; and

(c) up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at December 31, 2011, who we will collectively refer to as the named executive officers, for the years ended December 31, 2011 and 2010, are set out in the following summary compensation table:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
Dr. Werner Ladwein President and Director	2011 2010	36,424 Nil	Nil Nil	Nil Nil	506,400 Nil	1,391[2] Nil	544,215[3] Nil
Peter-Mark Vogel CEO	2011 2010	220,953 126,761	Nil Nil	Nil Nil	168,800 680,000	Nil Nil	389,753 806,761
Ari Muljana CFO	2011 2010	185,496 143,233	Nil Nil	Nil Nil	168,800 Nil	Nil Nil	354,296 143,233

Notes

(1) These amounts represent the fair value of these options at the date of grant. The fair value of all of the options was determined using the Black-Scholes option pricing model, using a 3 and 5.62-year expected life of the option, a volatility factor of 119% and 108%, a risk-free rate of 0.65% and 1.03% and no assumed dividend rate for the grant in 2010 and the grants in 2011, respectively. Please see note 6.1 to our financial statements contained in this annual report.

(2) Payments for a leased car. Monthly income component corresponds to 0.8% of purchasing price in accordance with Swiss Tax law.

(3) He received $36,424 in cash as salary from November 1, 2011 to December 31, 2011 in his role as President, $506,400 in option awards and a compensation of $1,391 for a leased car.

Compensation for Executive Officers and Directors

Compensation arrangements for our named executive officers and directors are described below. Also, under our 2007 revised Omnibus Plan, our board of directors may grant our qualified directors, officers, employees, consultants and advisors stock options (which may be designated as nonqualified stock options or incentive stock options), stock appreciation rights, restricted stock awards, performance awards or other forms of tock-based incentive awards, up to a maximum of 20,000,000 shares. In addition, at the annual and special meeting of our stockholders held on September 22, 2011, we adopted our 2011 Stock Option Plan. Under our 2011 Stock Option Plan, our board of directors may grant directors, officers, employees or consultants of our company or our subsidiaries stock options to acquire up to a maximum of 10% of the number of the issued and outstanding shares of our common stock at the time of the grant.

We maintain Swiss defined benefit plans for our employees, of which three are executive officers. The plan is part of an independent collective fund which provides pensions combined with life and disability insurance. The assets of the funded plan are held independently of our assets in a legally distinct and independent collective trust fund which serves various unrelated employers. The fund's benefit obligations are fully reinsured by AXA Winterthur Insurance Company. Except for our Swiss defined benefit plans for our employees, there is no plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

The descriptions of the material terms of each contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer or director at, following, or in connection with the resignation, retirement or other termination of a named executive officer or director, or a change in control of our company or a change in the named executive officer's or director's responsibilities following a change in control, with respect to each named executive officer or director are provided below.

Compensation for Dr. Werner Ladwein

As of September 16, 2010, we entered into an agreement with Dr. Werner Ladwein, pursuant to which Dr. Ladwein agreed to act as a director of our Company. In consideration for his services, we agreed to compensate him $5,000 per quarter or $20,000 per year. We also agreed to reimburse him for expenses approved of in writing by our board of directors.

Effective June 1, 2011, our board of directors increased the annual compensation of Dr. Ladwein from $20,000 to $21,000. Effective August 1, 2011, Dr. Ladwein's compensation is to be paid in Swiss francs at a conversion rate of $1.00 equaling CHF 1.00.

We and Dr. Ladwein also agreed that Dr. Ladwein's position as a director may be terminated at any time by either him or our company. In the event that we end Dr. Ladwein's position as director, we agreed to pay him to the end of the subsequent quarter.

As of September 16, 2010, we also granted Dr. Ladwein stock options to purchase 500,000 shares of our common stock at an exercise price of $0.52 per share and 500,000 shares of our common stock at an exercise price of $0.65 per share until September 16, 2020. The stock options vest in 12 quarterly instalments, subject to proration to account for any partial calendar quarter at the beginning of the vesting period, with the first instalment to vest on the first day of the first full calendar quarter after September 16, 2010, and with each subsequent instalment to vest on the first day of each calendar quarter thereafter. The grant is subject to the terms of a stock option agreement by Dr. Ladwein and us and the terms of our stock option plan.

On September 22, 2011, we granted upon approval by the annual and special meeting and accepted by the TSX Venture Exchange Dr. Ladwein 2,000,000 shares of our common stock in part as remuneration for valuable services he has already provided to our company and in part as an incentive for him to continue to provide us with his services. On September 22, 2011 we also granted Dr. Ladwein stock options to purchase 1,000,000 shares of our common stock at an exercise price of $0.215 per share until September 22, 2021. The options vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

Effective November 1, 2011, we appointed Dr. Ladwein to the executive office of President. In his position as President of our Company, Dr. Ladwein will be provided a monthly salary of approximately $18,650 (CHF 17,000) and an option to buy 3,000,000 shares of our common stock at an exercise price of $0.215. The options vest in four equal installments over 24 months, with installments vesting on May 1, 2012, November 1, 2012, May 1, 2013 and November 1, 2013. In addition, we will provide Dr. Ladwein with housing and a car as long as he resides in Switzerland.

If we terminate Dr. Ladwein without cause or Dr. Ladwein resigns as a result of our breach of any provision of the employment agreement, or a material change in his duties, we must make certain payments in addition to the payment of all compensation accrued through the effective date of resignation and reimbursement for all expenses incurred before the termination. Under such circumstances, we must (i) prior to November 1, 2012 pay him in a lump sum an amount equal to two months of his annual guaranteed salary in effect on the date of termination and (ii) from November 1, 2012 pay him in a lump sum equal to three months of his annual guaranteed salary in effect on the date of termination. In addition, all options granted to him would immediately vest and become exercisable upon the termination of Dr. Ladwein's employment as described above. Our stock option agreement also provides that all options granted to him would immediately vest and become exercisable upon the occurrence of a change in control.

Compensation for Peter-Mark Vogel

On April 1, 2007, we entered into an employment and non-competition agreement with Peter-Mark Vogel, pursuant to which Mr. Vogel agreed to serve as our Chief Financial Officer and member of our board of directors. In consideration for the services that Mr. Vogel agreed to render pursuant to his employment agreement, Mr. Vogel was entitled to receive an annual base salary of approximately $348,000, stock options to purchase 1,750,000 shares of our common stock at a price of $4.00 per share pursuant to our 2007 Omnibus Plan and a non-accountable automobile and monthly parking allowance of $20,000 per year.

On February 1, 2009, we entered into a termination agreement with Mr. Vogel, releasing him as our Executive Director. As a result of his termination, all of his options were cancelled on May 1, 2009.

On March 26, 2009, we entered into a consulting frame contract with Mr. Vogel, whereby Mr. Vogel agreed to perform tasks on an as-requested basis, from time-to-time. We agreed to compensate Mr. Vogel on either a fixed price arrangement or a time and material arrangement, at Mr. Vogel's election in respect of each task that we ask him to complete. Mr. Vogel has agreed to provide us with consulting services relating to finance and auditing matters on a fixed price arrangement with monthly compensation of $12,000 per month. If the compensation arrangement is a time and material arrangement, we agreed to pay Mr. Vogel a daily rate of $1,400 excluding VAT.

On February 24, 2010, we granted stock options to Peter-Mark Vogel to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.70 per share for a term expiring February 22, 2015. The options vest in 12 quarterly instalments, subject to proration to account for any partial calendar quarter at the beginning of the vesting period, with the first installment to vest on the first day of the first full calendar quarter after the date of his stock option agreement, and with each subsequent installment to vest on the first day of each calendar quarter thereafter. The grant is subject to the terms of a stock option agreement by Mr. Vogel and the terms of our 2007 Revised Omnibus Plan.

Effective March 1, 2010, Mr. Vogel has agreed to reduce his compensation to $88,733 per year. This consulting fee decrease results from the sale of our Albanian project to Petromanas Energy Inc. in exchange for cash and shares of Petromanas Energy Inc. and reflect our agreement that Mr. Vogel will spend some of his time working for our company and some of his time working for Petromanas Energy Inc.

Effective July 15, 2010, our board of directors appointed Mr. Vogel as our interim President and Chief Executive Officer. On September 16, 2010, our board of directors appointed Peter-Mark Vogel as our President and Chief Executive Officer, removing the word "interim" from his title. Also our board of directors determined to compensate Mr. Vogel $17,000 per month for his services.

As of October 1, 2010, we entered into an employment and non-competition agreement with Mr. Vogel, pursuant to which Mr. Vogel agreed to serve as our Chief Executive Officer. In consideration for the services that Mr. Vogel agreed to render pursuant to his employment agreement, we agreed to provide him guaranteed remuneration of $204,000 per annum, payable monthly.

Effective June 1, 2011, our board of directors increased the annual compensation of Mr. Vogel from $204,000 to $214,200. Effective August 1, 2011, Mr. Vogel's compensation is to be paid in Swiss francs at a conversion rate of $1.00 equaling CHF 1.00.

If we terminate Mr. Vogel without cause or Mr. Vogel resigns as a result of our breach of any provision of the employment agreement, or a material change in his duties, we must make certain payments in addition to the payment of all compensation accrued through the effective date of resignation and reimbursement for all expenses incurred before the termination. Under such circumstances, we must (i) prior to October 1, 2011 pay him in a lump sum an amount equal to one month of his annual guaranteed salary in effect on the date of termination and (ii) from October 1, 2011 pay him in a lump sum equal to two months of his annual guaranteed salary in effect on the date of termination.

On September 22, 2011 we granted Mr. Vogel stock options to purchase 1,000,000 shares of our common stock at an exercise price of $0.215 per share until September 22, 2021. The options vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

Compensation for Ari Muljana

On April 1, 2009, we entered into an employment and non-competition agreement with Ari Muljana, pursuant to which Mr. Muljana agreed to serve as our Senior Finance Manager. In consideration for the services that Mr. Muljana agreed to render pursuant to his employment agreement, Mr. Muljana was entitled to receive an annual base salary of CHF 130,000 (approximately $138,012) and options to purchase 400,000 shares of our common stock at an exercise price of $0.26 per share pursuant to the 2007 Revised Omnibus Plan. Effective July 1, 2009, Mr. Muljana's annual salary was raised to CHF 136,500 (approximately $144,912). In addition, we and Mr. Muljana agreed to amend Mr. Muljana's employment agreement to adjust for the fact that the exercise price of the options should have been set at a price of $0.14 per share instead of $0.26 per share by providing that we will reimburse Mr. Muljana for the difference ($0.12 for each share purchased by him pursuant to the exercise of his options) if and at such time he exercises any of his options. Effective January 1, 2010, Mr. Muljana's annual salary was raised to CHF160,000 (approximately $169,860). Effective March 1, 2010, Mr. Muljana agreed to reduce his compensation to $52,093 per year. This salary decrease resulted from the sale of our Albanian project to Petromanas Energy Inc. in exchange for cash and shares of Petromanas Energy Inc. and reflected our agreement that Mr. Muljana would spend some of his time working for our company and some of his time working for Petromanas Energy Inc. Effective April 1, 2010, we informally entered into a new compensatory arrangement with respect to Mr. Muljana. Effective April 1, 2010, we have agreed to pay Mr. Muljana an annual salary of CHF 160,000 (approximately $169,860). We have agreed with Petromanas Energy Inc. that, for services provided to Petromanas Energy Inc., we will invoice Petromanas Energy Inc. a portion of this salary (currently, we have agreed upon an annual amount of CDN$100,000, or approximately $100,100). CHF 160,000 (approximately $169,860) represents Mr. Muljana's annual salary prior to the salary decrease effective March 1, 2010.

Effective June 1, 2011, our board of directors increased the annual compensation of Mr. Muljana from CHF 160,000 (approximately $191,709) to CHF 168,000 (approximately $201,294).

If we terminate Mr. Muljana without cause or Mr. Muljana resigns as a result of our breach of any provision of the employment agreement or a material change in his duties, we must make certain payments and provide him certain benefits in addition to the payment of all compensation accrued through the effective date of resignation and reimbursement for all expenses incurred before the termination. Under such circumstances, we must (i) pay him in a lump sum an amount equal to two months of his annual guaranteed salary (three months of his annual guaranteed salary if such termination occurs on or after April 1, 2011), and (ii) provide for the first year after his termination continued coverage under all benefit plans in which he participated. In addition, all options granted to him would immediately vest and become exercisable upon the termination of Mr. Muljana's employment as described above. Our stock option agreement also provides that all options granted to him would immediately vest and become exercisable upon the occurrence of a change in control.

On September 22, 2011 we granted Mr. Muljana stock options to purchase 1,000,000 shares of our common stock at an exercise price of $0.215 per share until September 22, 2021. The options vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

Compensation for Heinz J. Scholz

On April 1, 2007, we entered into an employment and non-competition agreement with Heinz Scholz, pursuant to which Mr. Scholz agreed to serve as the Chairman of our board of directors. In consideration for the services that Mr. Scholz agreed to render pursuant to his employment agreement, Mr. Scholz was entitled to receive an annual base salary of $336,000, stock options to purchase 1,750,000 shares of our common stock at a price of $4.00 (repriced to $0.70 on February 24, 2010) per share pursuant to our 2007 Omnibus Plan and a non-accountable automobile and monthly parking allowance of $20,000 per year.

We and Mr. Scholz have agreed to terminate his employment agreement and to enter into a new consulting agreement. The new arrangement resulted in the reduction of his monthly compensation from a salary of $31,000 per month to a consulting fee of $15,000 per month, effective February 1, 2009. Effective March 1, 2010, Mr. Scholz has agreed to reduce his compensation to $114,552 per year. This consulting fee decrease results from the sale of our Albanian project to Petromanas Energy Inc. in exchange for cash and shares of Petromanas Energy Inc. and reflect our agreement that Mr. Scholz will spend some of his time working for our company and some of his time working for Petromanas Energy Inc.

On September 16, 2010, our board of directors increased the compensation for Heinz J. Scholz to $15,000 per month, effective October 1, 2010.

Effective June 1, 2011, our board of directors increased the annual compensation of Mr. Scholz from $180,000 to $189,000. Effective August 1, 2011, Mr. Scholz's compensation is to be paid in Swiss francs at a conversion rate of $1.00 equaling CHF 1.00.

On September 22, 2011 we granted Mr. Scholz stock options to purchase 1,000,000 shares of our common stock at an exercise price of $0.215 per share until September 22, 2021. The options vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

Compensation for Michael J. Velletta

On May 2, 2007, we granted our director, Michael J. Velletta, stock options to purchase 1,100,000 shares of our common stock at a price of $4.00 (re-priced to $0.70 on February 24, 2010) per share for a term of 10 years as consideration for his service on our board of directors. Such options vest in equal quarterly instalments over the three years from the date of the grant. Mr. Velletta also received $6,000 each quarter for his services as a director.

We and Mr. Velletta agreed to terminate his employment agreement and to enter into a new consulting agreement. The new arrangement resulted in the reduction of his monthly compensation from a salary of $12,000 per month to a consulting fee of $5,000 per month, effective February 1, 2009. Effective July 1, 2009, Mr. Velletta's monthly consulting fee was raised to $12,000. Additionally, Mr. Velletta receives $2,000 as an office allowance. Effective March 1, 2010, Mr. Velletta has agreed to reduce his compensation to $97,944 per year. This consulting fee decrease results from the sale of our Albanian project to Petromanas Energy Inc. in exchange for cash and shares of Petromanas Energy Inc. and reflect our agreement that Mr. Velletta will spend some of his time working for our company and some of his time working for Petromanas Energy Inc.

On September 16, 2010, our board of directors increased the compensation for Michael J. Velletta to $12,000 per month plus $2,000 per month for office expenses, effective October 1, 2010.

Effective June 1, 2011, our board of directors increased the annual compensation of Mr. Velletta from $144,000 to $151,200. In addition, Mr. Velletta annually receives $2,000 per month for office expenses. Effective August 1, 2011, Mr. Velletta's compensation is to be paid in Swiss francs at a conversion rate of $1.00 equaling CHF 1.00.

On September 22, 2011 we granted Mr. Velletta stock options to purchase 1,000,000 shares of our common stock at an exercise price of $0.215 per share until September 22, 2021. The options vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

Compensation for Dr. Richard Schenz

On August 10, 2009 we entered into a consulting agreement with Dr. Richard Schenz. In return for acting as a member of our board of directors, we have agreed to pay Dr. Schenz a fee of $5,000 per quarter starting the first day of the second quarter, and to grant stock options to purchase 1,000,000 shares of our common stock, 500,000 at a price of $0.68 and 500,000 at a price of $0.79 per share, expiring on November 21, 2018.

Effective June 1, 2011, our board of directors increased the annual compensation of Dr. Schenz from $20,000 to $21,000. Effective August 1, 2011, Dr. Schenz's compensation is to be paid in Swiss francs at a conversion rate of $1.00 equaling CHF 1.00.

On September 22, 2011 we granted Dr. Schenz stock options to purchase 1,000,000 shares of our common stock at an exercise price of $0.215 per share until September 22, 2021. The options vest in four equal installments over 24 months, with installments vesting on March 22, 2012, September 22, 2012, March 22, 2013 and September 22, 2013.

Outstanding Equity Awards at Fiscal Year-End of Named Executive Officers

The following table sets forth for each named executive officer certain information concerning the outstanding equity awards as of December 31, 2011:

	Option awards				Stock awards			
Name and Principal Position	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable**	**Option Exercise Price**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested**	**Market Value of Shares or Units of Stock that Have Not Vested**	**Equity Incentive Plan Awards : Number of Unearned Shares, Units or Other Rights that Have Not Vested**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested**
Dr. Werner Ladwein President and Director	214,676 214,676 Nil Nil	285,324 285,324 1,000,000 3,000,000	$0.520 $0.650 $0.215 $0.215	September 16, 2020 1) September 16, 2020 1) September 22, 2021 2) November 1, 2021 3)	Nil	Nil	Nil	Nil
Peter-Mark Vogel CEO	615,738 Nil	384,262 1,000,000	$0.700 $0.215	February 24, 2015 4) September 22, 2021 2)	Nil	Nil	Nil	Nil
Ari Muljana CFO	356,409 Nil	43,591 1,000,000	$0.260 $0.215	April 28, 2012 5) September 22, 2021 2)	Nil	Nil	Nil	Nil

Notes

(1) These options vest in quarterly installments equal to one-twelfth of the total number of shares, beginning with December 16, 2010. Last vesting date is September 16, 2013.

(2) These options vest in half-yearly installments equal to one-quarter of the total number of shares, beginning with March 22, 2012. Last vesting date is September 22, 2013.

(3) These options vest in half-yearly installments equal to one-quarter of the total number of shares, beginning with May 1, 2012. Last vesting date is November 1, 2013.

(4) These options vest in quarterly installments equal to one-twelfth of the total number of shares, beginning with May 24, 2010. Last vesting date is February 24, 2013.

(5) These options vest in quarterly installments equal to one-twelfth of the total number of shares, beginning with July 28, 2009. Last vesting date is April 28, 2012.

Director Compensation

The following table sets forth for each director certain information concerning his compensation for the year ended December 31, 2011.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Heinz Scholz Chairman	194,799	Nil	168,800	Nil	Nil	8,322[3]	371,921
Michael Velletta Director	155,967	Nil	168,800	Nil	Nil	25,233[4]	350,000
Dr. Werner Ladwein Director	17,306[5]	356,800[5]	168,800[5]	Nil	Nil	Nil	542,906
Dr. Richard Schenz Director	22,139	Nil	168,800	Nil	Nil	Nil	190,939

Notes

(1) This amount represents the fair value of these shares at the grant date. The fair value of these shares was determined using the market price at the date of grant ($0.21 per share). Please see note 6.2 to our financial statements contained in this annual report.

(2) These amounts represent the fair value of these options at the date of grant. The fair value of these options was determined using the Black-Scholes option pricing model using a 5.62-year expected life of the option, a volatility factor of 109%, a risk- free rate between 2.75% and no assumed dividend rate. Please see note 7 to our financial statements contained in this annual report.

(3) Payments for a leased car. Monthly income component corresponds to 0.8% of purchasing price in accordance with Swiss Tax law.

(4) Allowance for office and administrative expenses.

(5) He received in his role as Director $17,306 in cash as board compensation from January 1, 2011 to October 31, 2011, $356,800 in stock awards and $168,800 in option awards.

Outstanding Equity Awards at Fiscal Year-End of Directors

Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards : Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Heinz Scholz Chairman	1,750,000 Nil	- 1,000,000	$0.700 $0.215	May 2, 2017 1) September 22, 2021 2)	Nil	Nil	Nil	Nil
Michael Velletta Director	1,750,000 Nil	- 1,000,000	$0.700 $0.215	May 2, 2017 1) September 22, 2021 2)	Nil	Nil	Nil	Nil
Dr. Richard Schenz Director	398,101 398,101 Nil	101,899 101,899 1,000,000	$0.680 $0.790 $0.215	August 10, 2019 3) August 10, 2019 3) September 22, 2021 2)	Nil	Nil	Nil	Nil
Dr. Werner Ladwein President and Director	214,676 214,676 Nil Nil	285,324 285,324 1,000,000 3,000,000	$0.520 $0.650 $0.215 $0.215	September 16, 2020 4) September 16, 2020 4) September 22, 2021 2) November 1, 2021 5)	Nil	Nil	Nil	Nil

(1) These options vest in quarterly installments equal to one-twelfth of the total number of shares, beginning with November 2, 2007. Last vesting date was September 2, 2010.

(2) These options vest in half-yearly installments equal to one-quarter of the total number of shares, beginning with March 22, 2012. Last vesting date is September 22, 2013.

(3) These options vest in quarterly installments equal to one-twelfth of the total number of shares, beginning with February 10, 2010. Last vesting date is August 10, 2013.

(4) These options vest in quarterly installments equal to one-twelfth of the total number of shares, beginning with March 16, 2011. Last vesting date is September 16, 2014.

(5) These options vest in half-yearly installments equal to one-quarter of the total number of shares, beginning with March 22, 2012. Last vesting date is September 22, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 27, 2012, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our directors and executive officers and by our directors and executive officers as a group. We have determined the number and percentage of shares beneficially owned by such person in accordance with Rule 13d-3 under the *Securities Exchange Act of 1934*. This information does not necessarily indicate beneficial ownership for any other purpose.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]		Percent of Class[1]
Common Stock	Heinz Scholz Seegartenstrasse 45 Horgen 8810 Switzerland	21,847,637[2]	Direct	12.7%
Common Stock	Peter-Mark Vogel Haabweg 2 Baech 8806 Switzerland	16,915,203[3]	Direct	9.8%
Common Stock	Michael J. Velletta 4th Floor, 931 Fort Street Victoria, British Columbia V8V 3K3, Canada	4,100,000[4]	Direct/ Indirect	2.4%
Common Stock	Richard Schenz Hauptstrasse 70 A-2372 Giesshuebl Austria	1,129,536[5]	Direct	*
Common Stock	Ari Muljana SPB 73032 Zuercherstrasse 161 8010 Zuerich Switzerland	650,000[6]	Direct	*
Common Stock	Werner Ladwein Etzelblick-Strasse 1 8834 Schindellegi Switzerland	3,429,352[7]	Direct	1.4%
Common Stock	FMR LLC[8] 82 Devonshire Street Boston, Massachusetts 02109	4,809,904[8]	Indirect [8]	2.8%
Common Stock	Libra Advisors, LLC[9] 777 Third Ave, 27th Fl New York, NY 10017	28,000,000[9]	Indirect [9]	16.2%
Common Stock	Directors and Executive Officers as a group (6 persons)	47,821,728[10]		27.7%

Notes

* Less than 1%.

(1) Percentage of ownership is based on 172,467,292 shares of our common stock issued and outstanding as of March 27, 2012. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such stock option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Consists of 19,847,637 shares of our common stock and 2,000,000 stock options exercisable within 60 days.

(3) Consists of 15,966,132 shares of our common stock and 949,071 stock options exercisable within 60 days.

(4) Consists of 2,750,000 shares of our common stock held by Velletta Resources & Technology Corp., of which Mr. Velletta holds voting and dispositive control and 1,350,000 stock options exercisable within 60 days.

(5) Consists of 1,129,536 stock options exercisable within 60 days.,

(6) Consists of 650,000 stock options exercisable within 60 days.

(7) Consists of 2,000,000 shares of our common stock and 1,429,352 stock options exercisable within 60 days.

(8) Based solely on the information contained in the Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2012.

(9) Based solely on the information contained in the Schedule 13G and Schedule 13G/A filed with the Securities and Exchange Commission on May 13, 2011 and February 14, 2012, respectively. Represents 28,000,000 total shares of our common stock held in the account of Libra Fund II (Luxembourg) S.a.r.l., the investments of which are managed by Libra Advisors, LLC of which Ranjan Tandon is the managing member. Shared voting and dispositive power for the 28,000,000 shares is held by Libra Advisors, LLC, Libra Fund II (Luxembourg) S.a.r.l., Libra Fund (Luxembourg) S.a.r.l. and Ranjan Tandon. Each of Libra Advisors, LLC, Libra Fund II (Luxembourg) S.a.r.l. and Libra Fund (Luxembourg) S.a.r.l. disclaims beneficial ownership with respect to the shares of our common stock, except to the extent of its pecuniary interest therein.

(10) Consists of 40,775,519 shares of our common stock and 7,507,959 stock options exercisable within 60 days.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with related persons

Other than as disclosed below, there has been no transaction, since January 1, 2010, or currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

(i) Any director or executive officer of our company;

(ii) Any beneficial owner of shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iii) Any person who acquired control of our company when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting or disposing of our common stock, that acquired control of Manas Petroleum Corporation when it was a shell company; and

(iv) Any immediate family member (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

On April 10, 2007, we completed the transactions contemplated under a share exchange agreement that we entered into with DWM Petroleum AG, a Swiss company, and the shareholders of DWM Petroleum AG on November 23, 2006. Under this share exchange agreement, the shareholders of DWM Petroleum AG received 80,000,000 shares of our common stock, equal to 79.9% of our outstanding common stock at the time, in exchange for 100% of the shares of DWM Petroleum AG. The following table shows the number of shares of our common stock received by our current or former officers, directors, and beneficial holders of more than 5% of our common stock, or entities affiliated with them in exchange for the shares of DWM Petroleum AG owned by them.

Name	Number of Shares of Our Common Stock Received	Number of Shares of DWM Petroleum AG Exchanged
Alexander Becker	17,929,943	237,634
Heinz J. Scholz	22,736,616	301,267
Peter-Mark Vogel	17,748,599	227,136
Velletta Resources & Technology Corp.[(1)]	2,000,000	25,000
Neil Maedel	800,000	10,000
Yaroslav Bandurak	1,600,000	20,000
Rahul Sen Gupta	114,996	1,036

[(1)] Velletta Resources & Technology is a company owned by Michael J. Velletta.

The share exchange agreement also requires us to issue an aggregate of up to an additional 500,000 shares of our common stock over time to the former shareholders of DWM Petroleum AG for every 50 million barrels of P50 oil reserves net to us from exploration in the Kyrgyz Republic, Albania and Tajikistan up to a maximum of 2.5 billion barrels of P50 oil reserves. At our option, this obligation can be extended to additional properties that are acquired through the actions of the shareholders of DWM Petroleum AG. The following table shows the number of shares of our common stock to be received by our current or former officers, directors, and beneficial holders of more than 5% of our common stock, or entities affiliated with them.

Name	Number of Shares of Our Common Stock to be Received
Alexander Becker	118,817
Heinz J. Scholz	150,634
Peter-Mark Vogel	113,550
Michael J. Velletta	12,500
Neil Maedel	5,000
Yaroslav Bandurak	10,000
Rahul Sen Gupta	518

As a condition to completion of the share exchange, the shareholders of DWM Petroleum AG agreed to lock up the shares of our common stock received by them at closing. Each affiliate of DWM Petroleum AG entered into a lock up agreement restricting sales of his shares of our common stock until April 10, 2010, provided that beginning December 10, 2008, he was to be permitted to sell up to 3% of the number of shares of our common stock held by him in any three month period. Heinz Scholz, Alexander Becker, Michael J. Velletta, Neil Maedel, Peter-Mark Vogel and Yaroslav Bandurak are our current or former officers and directors who were subject to the above mentioned the lock up agreements. On April 15, 2009, we agreed to waive all of the resale restrictions imposed by these lock up agreements. Resale of the shares of our stock affected by these agreements continues to be subject to any resale restrictions imposed by law, including the applicable securities laws.

On December 5, 2008, we entered into arrangements with Michael J. Velletta, Heinz J. Scholz, Alexander Becker and Peter-Mark Vogel pursuant to which they lent us a total of $540,646 ($16,043 from Michael J. Velletta, $217,769 from Heinz J. Scholz, $152,493 from Alexander Becker, and $154,341 from Peter-Mark Vogel) in exchange for promissory notes. The promissory notes are for an indefinite period of time. We can prepay the promissory notes at any time without notice, bonus or penalty and must repay the promissory notes upon the earlier of the date that we raise $1,000,000 or more in debt or equity financings or the ninetieth day after we receive written notice from the noteholder of a demand for repayment. No interest is due under the notes as long as we do not default on our obligations thereunder. However, if we default on the repayment of the promissory note, we will be liable for interest accruing at a rate of 12% per annum on the principal outstanding until we repay the promissory note in full. On May 1, 2009 we received $1,000,000 in financing. On March 9, 2010, we fully repaid the principal of $540,646 and a total interest accrued of $54,568.

On September 26, 2010, we entered into a share placement/purchase agreement with Alexander Becker, a holder of approximately 14,290,493 shares of our common stock. Mr. Becker has expressed an interest in selling all of his shares of our common stock to a third party or back to our company. The share placement/purchase agreement provides that in the event any of Mr. Becker's shares of our common stock are not placed with buyers within 6 months from September 26, 2010, we will be obligated to purchase such shares from Mr. Becker. As of February 17, 2011 all remaining shares of Mr. Becker have been placed with third party investors. Our exposure resulting from the share placement/purchase agreement with Mr. Becker, therefore, is nil.

In March 2011, our executive officers and directors entered into lock-up agreements with our company and Raymond James Ltd. whereby such executive officers and directors agreed not to sell, assign, convey or otherwise dispose of any of shares of our common stock beneficially owned, directly or indirectly, by them until 120 days after May 6, 2011, the closing date of our public offering in which we sold a total of 44,450,500 units at a price of $0.50 per unit for aggregate gross proceeds of $22,225,250. In addition, on May 3, 2011 our executive officers and directors entered into an escrow agreement with respect to securities of our company held by them in order to list the shares of our common stock and common stock purchase warrants on the TSX Venture Exchange. These securities are subject to the following release schedule: 10% of the securities were released upon the date of issuance of the final exchange bulletin by the TSX Venture Exchange respecting the public offering of the units and listing on the TSX Venture Exchange (May 6, 2011) and an additional 15% of the securities are to be released every 6 months thereafter.

Compensation for Our Executive Officers and Directors

Compensation for Erik Herlyn

On June 25, 2007, we entered into an employment and non-competition agreement with Erik Herlyn, pursuant to which Mr. Herlyn agreed to serve as our Chief Operating Officer. In consideration for the services that Mr. Herlyn agreed to render pursuant to his employment agreement, Mr. Herlyn was entitled to receive an annual base salary of $180,000 and options to purchase 400,000 shares of our common stock at an exercise price of $5.50 (re-priced to $0.70 on February 24, 2010) per share pursuant to the 2007 Omnibus Plan. Effective May 1, 2008, Mr. Herlyn's annual salary was raised to $210,000. Effective February 1, 2009, Mr. Herlyn agreed to reduce his compensation from $20,000 per month to $18,000 per month. Effective March 1, 2010, Mr. Herlyn agreed to reduce his compensation to $17,232 per year. This salary decrease resulted from the sale of our Albanian project to Petromanas Energy Inc. in exchange for cash and shares of Petromanas Energy Inc. and reflected our agreement that Mr. Herlyn would spend some of his time working for our company and some of his time working for Petromanas Energy Inc. Effective April 1, 2010, we informally entered into a new compensatory arrangement with respect to Mr. Herlyn. Effective April 1, 2010, Petromanas Energy Inc. has agreed to pay Mr. Herlyn an annual salary. We have agreed that Petromanas Energy Inc. can invoice us for a portion of the salary that it pays to Mr. Herlyn, for services provided to us. Mr. Herlyn resigned as our President, Chief Executive Officer and Secretary on July 15, 2010. Prior to his resignation, we carried 10% of Mr. Herlyn's salary. Effective July 31, 2010, our employment agreement and non-competition agreement with Mr. Herlyn, which was entered into on June 25, 2007, was terminated. In addition, Mr. Herlyn decided not to stand for re-election as a director at our annual meeting of stockholders on September 16, 2010 and, as such, Mr. Herlyn is no longer a director of our company.

Compensation for Yaroslav Bandurak

On April 1, 2007, we entered into an employment and non-competition agreement with Yaroslav Bandurak, pursuant to which Mr. Bandurak agreed to serve as our Chief Technical Officer. In consideration for the services that Mr. Bandurak agreed to render pursuant to his employment agreement, Mr. Bandurak was entitled to receive an annual base salary of $63,000 and options to purchase 1,500,000 shares of our common stock at a price of $4.00 per share pursuant to the 2007 Omnibus Plan.

We and Mr. Bandurak have agreed to amend his employment agreement to reduce his salary from $10,000 per month to $8,000 per month, effective February 1, 2009.

On February 8, 2010, our board of directors approved changes to the terms of our employment of Mr. Bandurak. These changes are the result of our having been advised by Mr. Bandurak that, on a going forward basis, he intends to spend part of his time exploring for, developing or otherwise having an interest in non-petroleum resources in Mongolia. Our board of directors has confirmed that Mr. Bandurak may do so provided that he continues to spend 50% or more of his time working for our company and that he accepts a 50% reduction of the salary that we pay him.

On February 24, 2010, we re-priced 1,500,000 stock options originally granted to Mr. Bandurak on May 2, 2007 from an original exercise price of $4.00 to $0.70.

Effective December 31, 2010, we decided to terminate our agreement for part-time services with Mr. Bandurak because we decided that our operations in Mongolia require a full-time chief technical officer. We decided to reimburse Mr. Bandurak for his open expenses and pay him three months of salary totalling $12,000. Effective December 31, 2010, we have removed Yaroslav Bandurak from any office held with our company, including that of Chief Technical Officer.

Named Executive Officers and Current Directors

For information regarding compensation for our named executive officers and current directors, see "Executive Compensation." beginning on page 42.

Director Independence

Our common stock is quoted on the OTC Bulletin Board operated by FINRA (the Financial Industry Regulatory Authority) and on the over-the-counter market operated by Pink OTC Markets Inc., which do not impose any director independence requirements. Under NASDAQ rule 5605(a)(2), a director is not independent if he or she is also an executive officer or employee of the corporation. Using this definition of independent director, we only have one independent director, Dr. Richard Schenz.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

BDO Visura International AG

The following table sets forth the fees billed to our company for professional services rendered by BDO Visura International AG, our current independent registered public accounting firm, for the years ended December 31, 2011 and 2010:

BDO Visura International AG Fees	**2011 USD**	**2010 USD**
Audit Fees	202,169	241,646
Audit-Related Fees	-	-
Tax-Fees	135,853	27,800
Other Fees		-
Total Fees	**338,022**	**269,446**

Pre-Approval Policies and Procedures with respect to Services Performed by Independent Registered Public Accounting Firms

We have not used BDO Visura International AG for financial information system design and implementation. These services, that include designing or implementing a system, which aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We have not engaged BDO Visura International AG to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before BDO Visura International AG was engaged by us to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by our board of directors, provided the policies and procedures are detailed as to the particular service, our board of directors is informed of each service, and such policies and procedures do not include delegation of our board of directors' responsibilities to management.

Before BDO Visura International AG was engaged by us to render any auditing or permitted non-audit related service, our board of directors approved the engagement.

Our board of directors has considered the nature and amount of fees billed by BDO Visura International AG and believe that the provision of services for activities unrelated to the audit was compatible with maintaining BDO Visura International AG's independence.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description
3.1	Articles of Incorporation (incorporated by reference to an exhibit to our Registration Statement on Form SB-2 filed on July 14, 2003)
3.2	Certificate of Amendment to Articles of Incorporation of Express Systems Corporation filed on April 2, 2007 (changing name to Manas Petroleum Corporation) (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on April 17, 2007)
3.3	Amended and Restated Bylaws (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on June 15, 2009)
4.1	Form of Debenture (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on May 16, 2008)
4.2	Form of Loan Agreement (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on August 25, 2008)
10.1	Share Exchange Agreement, dated November 23, 2006 (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on April 17, 2007)
10.2	Farm-In Agreement, dated October 4, 2006 (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on April 17, 2007)
10.3	Letter Agreement – Phase 2 Work Period with Santos International Operations Pty. Ltd, dated July 28, 2008 (incorporated by reference to an exhibit to our Annual Report on Form 10-K filed on April 15, 2009)
10.4	Side Letter Agreement – Phase 1 Completion and Cash Instead of Shares with Santos International Holdings Pty Ltd., dated November 24, 2008 (incorporated by reference to an exhibit to our Annual Report on Form 10-K filed on April 15, 2009)
10.5	2007 Revised Omnibus Plan (incorporated by reference to an exhibit to our Annual Report on Form 10-K filed on April 15, 2009)
10.6	Promissory note issued to Heinz Scholz dated December 5, 2008 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.7	Promissory Note issued to Peter-Mark Vogel dated December 5, 2008 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.8	Promissory note issued to Alexander Becker dated December 5, 2008 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.9	Promissory note issued to Michael J. Velletta dated December 5, 2008 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.10	Consulting Frame Contract with Varuna AG dated February 1, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.11	Termination Agreement with Thomas Flottmann dated January 31, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.12	Amendment to the Notice with Terms and Condition for the Termination of Employment Agreement with Rahul Sen Gupta dated February 26, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)

Exhibit Number	Description
10.13	Amendment to the Termination Agreement with Rahul Sen Gupta dated March 31, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.14	Termination Agreement with Peter-Mark Vogel dated January 30, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.15	Consulting Frame Contract with Peter-Mark Vogel dated March 26, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.16	Production Sharing Contract for Contract Area Tsagaan Els-13 between the Petroleum Authority of Mongolia and DWM Petroleum (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.17	Production Sharing Contract for Contract Area Zuunbayan-14 between the Mineral Resources and Petroleum Authority of Mongolia and DWM Petroleum (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.18	Letter from AKBN regarding Production Sharing Contracts for Blocks A-B and D-E dated May 5, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q/A filed on July 24, 2009)
10.19	Employment Agreement between Ari Muljana and Manas Petroleum Corporation dated April 1, 2009 (incorporated by reference to an exhibit to our Registration Statement on Form S-1 filed on July 30, 2009)
10.20	Consultancy Agreement dated November 21, 2008 with Dr. Richard Schenz (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on August 13, 2009)
10.21	Letter of Intent with Petromanas Energy Inc. (formerly WWI Resources Ltd.) dated November 19, 2009 (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q filed on November 23, 2009)
10.22	Share Purchase Agreement dated February 12, 2010 between Petromanas Energy Inc. (formerly WWI Resources Ltd.), DWM Petroleum AG and Petromanas Albania GmbH (formerly Manas Adriatic GmbH) (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on February 25, 2010)
10.23	Form of Stock Option Agreement (Investor Relations) (incorporated by reference to an exhibit to our Annual Report on Form 10-K filed on March 18, 2010)
10.24	Form of Stock Option Agreement (Non-Investor Relations) (incorporated by reference to an exhibit to our Annual Report on Form 10-K filed on March 18, 2010)
10.25	Agreement dated January 29, 2010 relating to the assignment of the interest in the Chilean project (incorporated by reference to an exhibit to our Annual Report on Form 10-K filed on March 18, 2010)
10.26	Termination Agreement dated July 31, 2010 with Erik Herlyn (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q filed on August 16, 2010)
10.27	Agreement between Gobi Energy Partners LLC and DQE International Tamsag (Mongol) LLC (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on September 7, 2010)
10.28	Appointment as Director dated September 16, 2010 by Dr. Werner Ladwein (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q filed on November 15, 2010)
10.29	Share Placement/Purchase Agreement dated September 26, 2010 with Alexander Becker (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q filed on November 15, 2010)
10.30	Employment and Non-Competition Agreement dated October 1, 2010 with Peter-Mark Vogel (incorporated by reference to an exhibit to our Quarterly Report on Form 10-Q filed on November 15, 2010)
10.31	Cooperation Agreement dated November 5, 2010 with Shunkhlai Group LLC (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on December 2, 2010)
10.32	Form of Lock-Up Agreement with Raymond James Ltd. and executive officers and directors (incorporated by reference to an exhibit to our Registration Statement on Form S-1/A filed on April 28, 2011)
10.33	Escrow Agreement dated May 3, 2011 with Equity Financial Trust Company and our officers and directors (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on May 9, 2011)
10.34	Consulting Agreement dated effective September 1, 2011 with Brisco Capital Partners Corporation (incorporated by reference to an exhibit to our Current Report on Form 8-K filed on September 12, 2011)
14.1	Code of Ethics, adopted May 1, 2007 (incorporated by reference to an exhibit to our Registration Statement on Form SB-2 filed on November 21, 2007)

Exhibit Number	Description
21.1*	Subsidiaries of Manas Petroleum Corporation
23.1*	Consent of BDO Visura International AG
31.1*	Section 302 Certification of Chief Executive Officer
31.2*	Section 302 Certification of Chief Financial Officer
32.1*	Section 906 Certification of Chief Executive Officer
32.2*	Section 906 Certification of Chief Financial Officer
99.1	Audit Committee Charter (incorporated by reference to an exhibit to our Registration Statement on Form S-1 filed on February 2, 2011)
(101)	**XBRL**
101.INS*	XBRL INSTANCE DOCUMENT
101.SCH*	XBRL TAXONOMY EXTENSION SCHEMA
101.CAL*	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE
101.DEF*	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE
101.LAB*	XBRL TAXONOMY EXTENSION LABEL LINKBASE
101.PRE*	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANAS PETROLEUM CORPORATION

By:

/s/ Peter-Mark Vogel
Peter-Mark Vogel
Chief Executive Officer
(Principal Executive Officer)
Date: March 30, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Peter-Mark Vogel
Peter-Mark Vogel
Chief Executive Officer
(Principal Executive Officer)
Date: March 30, 2012

/s/ Ari Muljana
Ari Muljana
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)
Date: March 30, 2012

/s/ Heinz J. Scholz
Heinz J. Scholz
Chairman and Executive Director
Date: March 30, 2012

/s/ Michael J. Velletta
Michael J. Velletta
Executive Director
Date: March 30, 2012

/s/ Richard Schenz
Richard Schenz
Director
Date: March 30, 2012

/s/ Werner Ladwein
Werner Ladwein
Director and President
Date: March 30, 2012